1933 ACT FILE NO.:  333-211105
                                                   1940 ACT FILE NO.:  811-21056
                                                               CIK NO.:  1662274

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                 AMENDMENT NO. 1
                                       TO
                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6

                    FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

A.  Exact name of trust:     Advisors Disciplined Trust 1690

B.  Name of depositor:  ADVISORS ASSET MANAGEMENT, INC.

C.  Complete address of depositor's principal executive offices:

                              18925 Base Camp Road
                            Monument, Colorado 80132

D.  Name and complete address of agent for service:


                                                 WITH A COPY TO:

            Scott Colyer                        Scott R. Anderson
    ADVISORS ASSET MANAGEMENT, INC.          CHAPMAN AND CUTLER LLP
         18925 Base Camp Road                111 West Monroe Street
      Monument, Colorado  80132           Chicago, Illinois  60603-4080

E. Title of securities being registered: Units of undivided beneficial interest

F.  Approximate date of proposed public offering:

  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

[X] Check box if it is proposed that this filing will become effective on July 15, 2016 at 10:00 a.m. pursuant to Rule 487.

-------------------------------------------------------------------------------

BALANCED PORTFOLIO - 15 MONTH, SERIES 2016-3Q

GLOBAL COVERED CALL & INCOME STRATEGIES
CLOSED-END PORTFOLIO - 15 MONTH, SERIES 2016-3Q

SENIOR VARIABLE RATE AND INCOME
CLOSED-END PORTFOLIO - 15 MONTH, SERIES 2016-3Q

TACTICAL INCOME
CLOSED-END PORTFOLIO - 15 MONTH, SERIES 2016-3Q


(ADVISORS DISCIPLINED TRUST 1690)






                                   PROSPECTUS

                                 JULY 15, 2016











        [LOGO]                          As with any investment, the Securities
                                        and Exchange Commission has not approved
         AAM                            or disapproved of these securities or
                                        passed upon the adequacy or accuracy of
       ADVISORS                         this prospectus.  Any contrary
   ASSET MANAGEMENT                     representation is a criminal offense.

-----------------------------
BALANCED PORTFOLIO - 15 MONTH
-----------------------------


                              INVESTMENT OBJECTIVE

  The trust seeks to provide high current income with capital appreciation as a secondary objective. There is no assurance the trust will achieve its objective.

                          PRINCIPAL INVESTMENT STRATEGY

  The trust invests in a diversified portfolio consisting of two equally-weighted components:

* High 50(R) Dividend Strategy--a specialized dividend-oriented strategy that seeks to provide above average total return.

* Tactical Income Closed-End Strategy--common stocks of closed-end investment companies ("closed-end funds") seeking high current income with capital appreciation potential.

  We<F1>* selected these components in an effort to provide an enhanced total return while reducing overall portfolio volatility through diversification of assets and investment strategies. We selected the securities within each of these components as described below. By combining these investment strategies, we sought to create a portfolio balanced between stocks and other income-producing securities, such as corporate bonds, government bonds, corporate loans, convertible securities, preferred securities and equity securities. We currently offer separate unit investment trusts that invest according to the same or similar investment strategies as the components described above. The components, portfolio securities and structure of the trust offered in this prospectus may differ in certain respects from those of other trusts we may be offering that use similar investment strategies.

  The following describes the two components of the trust's portfolio. The initial trust portfolio seeks to invest in each component in approximately equal weightings as of the trust's inception and the weightings will vary thereafter in accordance fluctuations in stock prices.

  HIGH 50(R) DIVIDEND STRATEGY. This component invests in stocks selected using a specialized dividend-oriented strategy that seeks to provide above average total return. We selected this component as of July 8, 2016 using the following strategy:

  * We begin with the companies included in the New York Stock Exchange (NYSE) Composite Index, Nasdaq Composite Index and NYSE MKT Composite Index.

  *  Stocks are eliminated if at the time of selection:

     *  the company's stock market capitalization is $1 billion or less,

     *  the company's headquarters is located outside the United States,

     * the stocks are securities of limited partnerships, exchange-traded funds, investment companies or shares of beneficial interest to the extent such securities are not otherwise excluded from the composition of the indexes.

  * Of the remaining stocks we select the five stocks in each of the ten industry sector components with the highest dividend yields at the time of selection. The trust invests in these 50 stocks in approximately equal weighting.


--------------------
<F1>*  "AAM," "we" and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.


2     Investment Summary

  The ten industry sectors used in the strategy are the Global Industry Classification Standard sectors published by Standard & Poor's and MSCI Barra. Please note that we applied the strategy to select the portfolio at a particular time. If we create additional units of the trust after the trust's inception date, the trust will purchase the securities originally selected by applying the strategy. This is true even if a later application of the strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of two business days prior to the date of this prospectus, are the target of an announced business acquisition which we expect will happen within six months of the date of this prospectus have been excluded from the universe of securities from which the trust's securities are selected.

  MSCI Inc. and S&P Dow Jones Indices have announced that a new Real Estate GICS(R) sector is being added, elevating its position from under the Financials sector, effective after the market close on August 31, 2016 bringing the number of GICS(R) sectors to eleven. While this is occurring during the trust's anticipated initial offering period, it will not impact this component of the trust's portfolio.

  The trust's strategy begins with the NYSE Composite Index, the Nasdaq Composite Index and the NYSE MKT Composite Index. The NYSE Composite Index is designed to measure the performance of all common stocks listed on the NYSE, including ADRs, real estate investment trusts (REITs) and tracking stocks. All closed-end funds, exchange-traded funds, limited partnerships and derivatives are excluded from the index. The Nasdaq Composite Index measures all domestic and international based common type stocks traded on The Nasdaq Stock Market.
To be eligible for inclusion in this index the security's U.S. listing must be exclusively on The Nasdaq Stock Market (with certain exceptions), and have a security type of ADRs, common stock, limited partnership interests, ordinary shares, REITs, shares of beneficial interest or tracking stocks. Security types not included in this index are closed-end funds, convertible debentures, exchange-traded funds, preferred stocks, rights, warrants, units and other derivative securities. The NYSE MKT Composite Index is an index representing the aggregate value of the common shares or ADRs of all NYSE MKT-listed companies, REITs, master limited partnerships and closed-end investment companies. The publishers of the indexes are not affiliated with us and have not participated in creating the trust or selecting the securities for the trust, nor have they reviewed or approved of any of the information contained herein.

  TACTICAL INCOME CLOSED-END STRATEGY. This component seeks to provide high current income with capital appreciation potential by investing in a portfolio primarily consisting of common stock of closed-end funds. The underlying funds may invest in a variety of income-producing securities issued by various types of foreign and/or U.S. issuers. Among other securities, these securities may include corporate bonds, government bonds, corporate loans, convertible securities, preferred securities and equity securities. These securities may be rated investment grade, below investment grade or unrated by major security rating agencies.

  In selecting closed-end funds, we considered factors such as historical returns, income potential, potential future growth, portfolio diversification and advisor experience. We use a disciplined investment methodology to select the funds for inclusion in this component. We begin by constructing a universe of funds that have a stated


                                                        Investment Summary     3
investment objective in line with this component's investment objective and that the fund advisor appears to be adhering to. From this universe we select the final securities by utilizing a multi-factor approach based on the following factors:

* Premium/Discount--We favor funds that are trading at a discount relative to their peers and relative to their historic average.

* Dividend--We favor funds that have a history of a consistent and competitive dividend and that appear to possess the ability to keep the dividend level intact.

* Performance--We favor funds that have an above average history of performance based on net asset value when compared to their peers and a relevant benchmark.

  Approximately 24.03% of the portfolio consists of funds classified as "non-diversified" under the Investment Company Act of 1940. These funds have the ability to invest more than 5% of their assets in securities of a single issuer which could reduce diversification.

                                 PRINCIPAL RISKS

  As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

* SECURITY PRICES WILL FLUCTUATE. The value of your investment may fall over time.

* AN ISSUER MAY BE UNABLE TO MAKE INCOME AND/OR PRINCIPAL PAYMENTS, OR DECLARE DIVIDENDS, IN THE FUTURE. This may reduce the level of income the trust receives which would reduce your income and cause the value of your units to fall.

* THE FINANCIAL CONDITION OF AN ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the primary offering period.

* THE VALUE OF CERTAIN SECURITIES WILL GENERALLY FALL IF INTEREST RATES, IN GENERAL, RISE. No one can predict whether interest rates will rise or fall in the future.

* THE TRUST MAY INVEST IN SECURITIES OF SMALL AND MID-SIZE COMPANIES. These securities are often more volatile and have lower trading volumes than securities of larger companies. Small and mid-size companies may have limited products or financial resources, management inexperience and less publicly available information.

* THE TRUST INVESTS IN SHARES OF CLOSED-END FUNDS. You should understand the information about closed-end funds in the section titled "Understanding Your Investment--Closed-End Funds" before you invest. In particular, shares of these funds tend to trade at a discount from their net asset value and are subject to risks related to factors such as the manager's ability to achieve a fund's objective, market conditions affecting a fund's investments and use of leverage. The trust and the underlying funds have management and operating expenses. You will bear not only your share of the trust's expenses, but also the expenses of the underlying funds. By investing in other funds, the trust incurs greater expenses than you would incur if you invested directly in the funds.

* WE DO NOT ACTIVELY MANAGE THE PORTFOLIO. While the closed-end funds have managed portfolios, except in limited circumstances, the trust will hold, and continue to buy, shares of the same securities even if their market value declines.




4     Investment Summary

                                WHO SHOULD INVEST

  You should consider this investment if you want:

  * to own a defined portfolio of securities selected based on two distinct investment strategies.

  * to diversify your overall portfolio with investments in various types of securities.

  *  the potential to receive income and capital appreciation.

  You should not consider this investment if you:

  * are uncomfortable with the risks of an unmanaged investment in the securities held by the trust.

  *  are uncomfortable with the trust's strategies.

  *  seek aggressive growth without current income.

  *  seek capital preservation or capital appreciation as a primary objective.

          ------------------------------------------------------------

                              ESSENTIAL INFORMATION
                              ---------------------

          UNIT PRICE AT INCEPTION                             $10.0000

          INCEPTION DATE                                 July 15, 2016
          TERMINATION DATE                            October 18, 2017

          ESTIMATED NET ANNUAL
          DISTRIBUTIONS*                              $0.6577 per unit

          DISTRIBUTION DATES                    25th day of each month
          RECORD DATES                          10th day of each month

          CUSIP NUMBERS
          Standard Accounts
            Cash distributions                               00774K406
            Reinvest distributions                           00774K414
          Fee Based Accounts
            Cash distributions                               00774K422
            Reinvest distributions                           00774K430

          TICKER SYMBOL                                         BALAOX

          MINIMUM INVESTMENT                          $1,000/100 units

          TAX STRUCTURE                   Regulated Investment Company

          ------------------------------------------------------------

*  As of July 14, 2016 and may vary thereafter.

                                FEES AND EXPENSES

  The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                   AS A %          AMOUNT
                                  OF $1,000        PER 100
SALES FEE                         INVESTED          UNITS
                                  ------------------------

Initial sales fee                   1.00%           $10.00
Deferred sales fee                  1.45             14.50
Creation & development fee          0.50              5.00
                                   -------         -------
Maximum sales fee                   2.95%           $29.50
                                   =======         =======

ORGANIZATION COSTS                  0.49%            $4.90
                                   =======         =======

                                   AS A %          AMOUNT
ANNUAL                             OF NET          PER 100
OPERATING EXPENSES                 ASSETS           UNITS
                                  ------------------------

Trustee fee & expenses              0.21%            $2.03
Supervisory, evaluation
  and administration fees           0.10              1.00
Closed-end fund expenses            0.94              9.11
                                   -------         -------
Total                               1.25%           $12.14
                                   =======         =======

  The initial sales fee is the difference between the total sales fee (maximum of 2.95% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.145 per unit and is paid in three monthly installments beginning on November 20, 2016. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be approximately three months). The trust will indirectly bear the management and operating expenses of the underlying closed-end funds. While the trust will not pay these expenses directly out of its assets, these expenses are shown in the trust's annual operating expenses above to illustrate the impact of these expenses.

                                     EXAMPLE

  This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

          1 year              $467
          3 years           $1,214
          5 years           $1,981
          10 years          $3,987

  This example assumes that you continue to follow the trust strategy and roll your investment, including all distributions, into a new series of the trust each year subject to a reduced rollover sales charge of 1.95%.


                                                        Investment Summary     5

BALANCED PORTFOLIO - 15 MONTH, SERIES 2016-3Q
(ADVISORS DISCIPLINED TRUST 1690)
PORTFOLIO
AS OF THE TRUST INCEPTION DATE, JULY 15, 2016


                                                                                      PERCENTAGE OF
 NUMBER                                                                                 AGGREGATE        MARKET         COST OF
   OF       TICKER                                                                       OFFERING       VALUE PER      SECURITIES
 SHARES     SYMBOL           ISSUER(1)                                                    PRICE          SHARE(1)     TO TRUST(2)
---------------------------------------------------------------------------------------------------------------------------------

COMMON STOCKS -- 49.95%

                      CONSUMER DISCRETIONARY - 4.96%

     56      BKE        The Buckle, Inc.                                                   0.99%         $26.26          $1,471
     96      GES        Guess?, Inc.                                                       0.99           15.37           1,476
     21      LB         L Brands, Inc.                                                     0.99           69.86           1,467
     32      LVS        Las Vegas Sands Corporation                                        0.99           46.01           1,472
    102      SEAS       SeaWorld Entertainment, Inc.                                       1.00           14.59           1,488

                      CONSUMER STAPLES - 5.00%

     22      MO         Altria Group, Inc.                                                 1.02           68.92           1,516
     33      CALM       Cal-Maine Foods, Inc.                                              1.00           44.78           1,478
     14      PM         Philip Morris International, Inc.                                  0.97          103.19           1,445
     25      UVV        Universal Corporation                                              1.01           60.17           1,504
     66      VGR        Vector Group Limited                                               1.00           22.49           1,484

                      ENERGY - 4.98%

    104      CVI        CVR Energy, Inc.                                                   0.99           14.09           1,465
     59      HFC        HollyFrontier Corporation                                          0.99           24.98           1,474
     68      PBF        PBF Energy, Inc.                                                   1.00           21.82           1,484
     74      WNR        Western Refining, Inc.                                             1.00           20.07           1,485
     63      WMB        The Williams Companies, Inc.                                       1.00           23.60           1,487

                      FINANCIALS - 5.00%

     77      AGNC       American Capital Agency Corporation                                1.00           19.20           1,478
    176      CYS        CYS Investments, Inc.                                              1.00            8.45           1,487
    114      NRZ        New Residential Investment Corporation                             1.00           13.03           1,485
    118      NRF        NorthStar Realty Finance Corporation                               1.00           12.56           1,482
     94      PMT        PennyMac Mortgage Investment Trust                                 1.00           15.77           1,482

                      HEALTH CARE - 4.99%

     23      ABBV       AbbVie, Inc.                                                       0.99           63.62           1,463
    122      KND        Kindred Healthcare, Inc.                                           1.01           12.24           1,493
     25      MRK        Merck & Company, Inc.                                              1.00           59.65           1,491
     41      OMI        Owens & Minor, Inc.                                                0.99           35.95           1,474
     40      PFE        Pfizer, Inc.                                                       1.00           36.92           1,477

                      INDUSTRIALS - 4.99%

     68      AYR        Aircastle Limited (3)                                              1.00           21.89           1,489
     87      CVA        Covanta Holding Corporation                                        1.00           16.99           1,478
     20      MIC        Macquarie Infrastructure Corporation                               1.01           75.28           1,506
     27      PCAR       PACCAR, Inc.                                                       0.98           54.07           1,460
     56      QUAD       Quad/Graphics, Inc.                                                1.00           26.49           1,483



(continued)


6     Investment Summary

BALANCED PORTFOLIO - 15 MONTH, SERIES 2016-3Q
(ADVISORS DISCIPLINED TRUST 1690)
PORTFOLIO (CONTINUED)
AS OF THE TRUST INCEPTION DATE, JULY 15, 2016


                                                                                      PERCENTAGE OF
 NUMBER                                                                                 AGGREGATE        MARKET         COST OF
   OF       TICKER                                                                       OFFERING       VALUE PER      SECURITIES
 SHARES     SYMBOL           ISSUER(1)                                                    PRICE          SHARE(1)     TO TRUST(2)
---------------------------------------------------------------------------------------------------------------------------------

                      INFORMATION TECHNOLOGY - 5.01%

    130      CY         Cypress Semiconductor Corporation                                  0.99%         $11.26          $1,464
     58      DBD        Diebold, Inc.                                                      1.01           25.76           1,494
    108      HPQ        HP, Inc.                                                           1.00           13.80           1,490
     27      QCOM       QUALCOMM, Inc.                                                     1.00           54.88           1,482
     29      WDC        Western Digital Corporation                                        1.01           51.75           1,501

                      MATERIALS - 4.96%

     53      CF         CF Industries Holdings, Inc.                                       1.00           27.87           1,477
     42      UFS        Domtar Corporation                                                 0.99           35.15           1,476
     28      GEF/B      Greif, Inc.                                                        0.98           52.09           1,459
     52      MOS        The Mosaic Company                                                 0.99           28.18           1,465
     39      SWM        Schweitzer-Mauduit International, Inc.                             1.00           38.03           1,483

                      TELECOMMUNICATION SERVICES - 5.04%

     35      T          AT&T, Inc.                                                         1.01           42.77           1,497
     48      CTL        CenturyLink, Inc.                                                  1.01           31.30           1,502
     53      CNSL       Consolidated Communications Holdings, Inc.                         1.00           27.90           1,479
    291      FTR        Frontier Communications Corporation                                1.00            5.11           1,487
     27      VZ         Verizon Communications, Inc.                                       1.02           55.84           1,508

                      UTILITIES - 5.02%

     63      CNP        CenterPoint Energy, Inc.                                           1.00           23.66           1,491
     19      ETR        Entergy Corporation                                                1.02           79.79           1,516
     62      PEGI       Pattern Energy Group, Inc.                                         0.99           23.74           1,472
     40      PPL        PPL Corporation                                                    1.00           37.09           1,484
     28      SO         The Southern Company                                               1.01           53.61           1,501



CLOSED-END FUNDS -- 50.05%

    233      NFJ      AllianzGI NFJ Dividend Interest & Premium Strategy Fund              2.00           12.74           2,968
    187      AFT      Apollo Senior Floating Rate Fund, Inc.                               2.00           15.91           2,975
    374      BDJ      BlackRock Enhanced Equity Dividend Trust                             2.00            7.94           2,970
    218      INF      Brookfield Global Listed Infrastructure Income Fund, Inc.            2.00           13.63           2,971
    290      CSQ      Calamos Strategic Total Return Fund                                  2.00           10.23           2,967
    360      IGR      CBRE Clarion Global Real Estate Income Fund                          2.00            8.26           2,974
    139      UTF      Cohen & Steers Infrastructure Fund, Inc.                             2.01           21.43           2,979
    171      DPG      Duff & Phelps Global Utility Income Fund, Inc.                       2.00           17.35           2,967



(continued)


                                                        Investment Summary     7

BALANCED PORTFOLIO - 15 MONTH, SERIES 2016-3Q
(ADVISORS DISCIPLINED TRUST 1690)
PORTFOLIO (CONTINUED)
AS OF THE TRUST INCEPTION DATE, JULY 15, 2016


                                                                                      PERCENTAGE OF
 NUMBER                                                                                 AGGREGATE        MARKET         COST OF
   OF       TICKER                                                                       OFFERING       VALUE PER      SECURITIES
 SHARES     SYMBOL           ISSUER(1)                                                    PRICE          SHARE(1)     TO TRUST(2)
---------------------------------------------------------------------------------------------------------------------------------

CLOSED-END FUNDS (CONTINUED)

    168      FIF      First Trust Energy Infrastructure Fund                               2.00%         $17.70          $2,974
    224      FFA      First Trust Enhanced Equity Income Fund                              1.99           13.21           2,959
    427      FT       Franklin Universal Trust                                             2.01            6.99           2,985
    379      GPM      Guggenheim Enhanced Equity Income Fund                               2.00            7.84           2,971
    183      GEQ      Guggenheim Equal Weight Enhanced Equity Income Fund                  2.01           16.31           2,985
    268      VTA      Invesco Dynamic Credit Opportunities Fund                            2.00           11.09           2,972
    219      BWG      Legg Mason BW Global Income Opportunities Fund, Inc.                 2.00           13.54           2,965
    355      NML      Neuberger Berman MLP Income Fund, Inc.                               2.01            8.39           2,978
    524      NRO      Neuberger Berman Real Estate Securities Income Fund, Inc.            2.01            5.69           2,982
    344      HYB      The New America High Income Fund, Inc.                               2.01            8.67           2,982
    175      JRI      Nuveen Real Asset Income and Growth Fund                             2.00           17.00           2,975
    240      RVT      Royce Value Trust, Inc.                                              1.99           12.33           2,959
    215      EDI      Stone Harbor Emerging Markets Total Income Fund                      2.00           13.82           2,971
    156      TTP      Tortoise Pipeline & Energy Fund, Inc.                                2.00           19.00           2,964
    648      DCA      Virtus Total Return Fund                                             2.01            4.60           2,981
    483      IRR      Voya Natural Resources Equity Income Fund                            2.01            6.17           2,980
    259      SBW      Western Asset Worldwide Income Fund, Inc.                            1.99           11.42           2,958

                                                                                        ---------                     ----------
                                                                                         100.00%                       $148,464
                                                                                        =========                     ==========





Notes to Portfolio

(1) Securities are represented by contracts to purchase such securities. The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust's inception date. In accordance with Accounting Standards Codification 820, "Fair Value Measurements", the trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(2)  The cost of the securities to the sponsor and the sponsor's profit or
     (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $148,464 and $0, respectively.

(3)  This is a security issued by a foreign company.

     Common stocks comprise approximately 49.95% of the investments in the trust, broken down by country of organization as set forth below:

                            Bermuda            1.00%
                            United States     48.95%



8     Investment Summary

---------------------------------------
GLOBAL COVERED CALL & INCOME STRATEGIES
CLOSED-END PORTFOLIO - 15 MONTH
---------------------------------------


                              INVESTMENT OBJECTIVE

  The trust seeks to provide high current income with capital appreciation as a secondary objective. There is no assurance the trust will achieve its objective.

                          PRINCIPAL INVESTMENT STRATEGY

  The trust seeks to provide high current income with capital appreciation as a secondary objective by investing in a portfolio primarily consisting of common stock of closed-end investment companies (known as "closed-end funds") that invest in securities of foreign and/or U.S. issuers with a focus on covered call option strategies or other income-oriented investment strategies. Among other securities, these funds may invest in foreign or U.S. corporate bonds, government bonds, corporate loans, foreign currencies, preferred securities, equity securities, call options and other similar or related securities. The foreign issuers may be located in developed or emerging market countries.

  In selecting these closed-end funds, we<F1>* considered factors such as historical returns, income potential, potential future growth, portfolio diversification and advisor experience. We use a disciplined investment methodology to select the funds for inclusion in the trust. We begin by constructing a universe of funds that have a stated investment objective in line with the trust's investment objective and that the fund advisor appears to be adhering to. From this universe we select the final securities by utilizing a multi-factor approach based on the following factors:

* Premium/Discount--We favor funds that are trading at a discount relative to their peers and relative to their historic average.

* Dividend--We favor funds that have a history of a consistent and competitive dividend and that appear to possess the ability to keep the dividend level intact.

* Performance--We favor funds that have an above average history of performance based on net asset value when compared to their peers and a relevant benchmark.

  Approximately 19.98% of the funds in the portfolio are classified as "non-diversified" under the Investment Company Act of 1940. These funds have the ability to invest more than 5% of their assets in securities of a single issuer which could reduce diversification. Under normal circumstances, the trust will invest at least 80% of its assets in closed-end investment companies.

  Call options are contracts representing the right to purchase an asset (e.g., a stock) at a specified price, the strike price, at a specified future date, the expiration date, in exchange for an option premium. The closed-end funds held in the trust generally employ an option strategy of writing (selling) covered call options on stocks or other securities held within the closed-end funds or on related indices. An option is generally considered "covered" when the closed-end funds own the securities against which the options are sold. Covered call option writing is designed to produce income from option premiums and offset a portion of a market decline in the underlying security. In short, a covered call strategy may provide limited downside protection of the "covered" security in exchange for some of the upside appreciation potential.

                                 PRINCIPAL RISKS

  As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

* SECURITY PRICES WILL FLUCTUATE. The value of your investment may fall over time.


--------------------
<F1>*  "AAM," "we" and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.


                                                        Investment Summary     9

* AN ISSUER MAY BE UNWILLING OR UNABLE TO DECLARE DIVIDENDS IN THE FUTURE, OR MAY REDUCE THE LEVEL OF DIVIDENDS DECLARED. This may result in a reduction in the value of your units.

* THE FINANCIAL CONDITION OF AN ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the initial offering period.

* THE CALL WRITING PORTION OF THE INVESTMENT STRATEGY OF A CLOSED-END FUND MAY NOT BE SUCCESSFUL IN THAT A FUND MAY NOT REALIZE THE FULL APPRECIATION OF STOCKS ON WHICH THE FUND HAS WRITTEN CALL OPTIONS. The ability to successfully implement a fund's investment strategy depends on the fund adviser's ability to predict pertinent market movements, which cannot be assured.

* THE VALUE OF A CALL OPTION MAY BE ADVERSELY AFFECTED BY VARIOUS FACTORS, INCLUDING FACTORS AFFECTING THE STOCK RELATED TO THE OPTION. The value of an option will be affected by various factors, such as changes in the value and dividend rates of the stock subject to the option, an increase in interest rates, a change in the actual and perceived volatility of the stock market and the common stock, and the remaining time to expiration. The value of a call option may be adversely affected if the market for the option becomes less liquid or smaller.

* THE TRUST INVESTS IN SHARES OF CLOSED-END FUNDS. You should understand the section titled "Closed-End Funds" before you invest. In particular, shares of these funds tend to trade at a discount from their net asset value and are subject to risks related to factors such as the manager's ability to achieve a fund's objective, market conditions affecting a fund's investments and use of leverage. The trust and the underlying funds have management and operating expenses. You will bear not only your share of the trust's expenses, but also the expenses of the underlying funds. By investing in other funds, the trust incurs greater expenses than you would incur if you invested directly in the funds.

* SECURITIES OF FOREIGN ISSUERS HELD BY THE UNDERLYING FUNDS IN THE TRUST PRESENT RISKS BEYOND THOSE OF U.S. ISSUERS. These risks may include market and political factors related to the issuer's foreign market, international trade conditions, the global and country-specific political environment, less regulation, smaller or less liquid markets, increased volatility, differing accounting practices and changes in the value of foreign currencies.

* WE DO NOT ACTIVELY MANAGE THE PORTFOLIO. While the closed-end funds have managed portfolios, except in limited circumstances, the trust will hold, and continue to buy, shares of the same funds even if their market value declines.





10     Investment Summary

                                WHO SHOULD INVEST

  You should consider this investment if you want:

  * to own securities representing interests in managed funds that invest using covered call or other income-oriented strategies and collectively provide a globally diversified investment.

  * to diversify your overall portfolio with investments in securities of foreign and U.S. issuers.

  * the potential to receive monthly distributions of income with capital appreciation potential.

  You should not consider this investment if you:

  * are uncomfortable with the risks of an unmanaged investment in closed-end funds that invest using covered call or other income-oriented strategies and collectively provide a globally diversified investment.

  * are uncomfortable with a globally-diversified investment in foreign and U.S. issuers.

  *  seek capital preservation or capital appreciation as a primary objective.

          ------------------------------------------------------------

                              ESSENTIAL INFORMATION
                              ---------------------

          UNIT PRICE AT INCEPTION                             $10.0000

          INCEPTION DATE                                 July 15, 2016
          TERMINATION DATE                            October 18, 2017

          ESTIMATED NET ANNUAL
          DISTRIBUTIONS*                              $0.8953 per unit

          DISTRIBUTION DATES                    25th day of each month
          RECORD DATES                          10th day of each month

          CUSIP NUMBERS
          Standard Accounts
            Cash distributions                               00774K448
            Reinvest distributions                           00774K455
          Fee Based Accounts
            Cash distributions                               00774K463
            Reinvest distributions                           00774K471

          TICKER SYMBOL                                         GCVAOX

          MINIMUM INVESTMENT                          $1,000/100 units

          TAX STRUCTURE                   Regulated Investment Company

          ------------------------------------------------------------

*  As of July 14, 2016 and may vary thereafter.

                                FEES AND EXPENSES

  The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                   AS A %          AMOUNT
                                  OF $1,000        PER 100
SALES FEE                         INVESTED          UNITS
                                  ------------------------

Initial sales fee                   1.00%           $10.00
Deferred sales fee                  1.45             14.50
Creation & development fee          0.50              5.00
                                   -------         -------
Maximum sales fee                   2.95%           $29.50
                                   =======         =======

ORGANIZATION COSTS                  0.49%            $4.90
                                   =======         =======

                                   AS A %          AMOUNT
ANNUAL                             OF NET          PER 100
OPERATING EXPENSES                 ASSETS           UNITS
                                  ------------------------

Trustee fee & expenses              0.17%            $1.66
Supervisory, evaluation
  and administration fees           0.10              1.00
Closed-end fund expenses            1.25             12.10
                                   -------         -------
Total                               1.52%           $14.76
                                   =======         =======

  The initial sales fee is the difference between the total sales fee (maximum of 2.95% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.145 per unit and is paid in three monthly installments beginning on November 20, 2016. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be approximately three months). The trust will indirectly bear the management and operating expenses of the underlying closed-end funds. While the trust will not pay these expenses directly out of its assets, these expenses are shown in the trust's annual operating expenses above to illustrate the impact of these expenses.

                                     EXAMPLE

  This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

          1 year              $493
          3 years           $1,291
          5 years           $2,107
          10 years          $4,224

  This example assumes that you continue to follow the trust strategy and roll your investment, including all distributions, into a new series of the trust each year subject to a reduced rollover sales charge of 1.95%.


                                                       Investment Summary     11

GLOBAL COVERED CALL & INCOME STRATEGIES CLOSED-END PORTFOLIO - 15 MONTH, SERIES
2016-3Q
(ADVISORS DISCIPLINED TRUST 1690)
PORTFOLIO
AS OF THE TRUST INCEPTION DATE, JULY 15, 2016


                                                                                      PERCENTAGE OF       MARKET         COST OF
  NUMBER     TICKER                                                                AGGREGATE OFFERING    VALUE PER     SECURITIES
OF SHARES    SYMBOL                   ISSUER(1)                                           PRICE           SHARE(1)     TO TRUST(2)
----------------------------------------------------------------------------------------------------------------------------------

CLOSED-END FUNDS -- 100.00%

   1,233     BOE     BlackRock Global Opportunities Equity Trust                            9.99%         $12.07         $14,882
   2,545     BGY     BlackRock International Growth and Income Trust                       10.01            5.86          14,914
   1,861     BCX     BlackRock Resources & Commodities Strategy Trust                       9.97            7.98          14,851
   1,500     DEX     Delaware Enhanced Global Dividend & Income Fund                       10.00            9.94          14,910
   1,425     ETW     Eaton Vance Tax Managed Global Buy-Write Opportunities Fund           10.00           10.46          14,905
   1,683     EXG     Eaton Vance Tax-Managed Global Diversified Equity Income Fund          9.97            8.83          14,861
   1,670     IAE     Voya Asia Pacific High Dividend Equity Income Fund                    10.08            9.00          15,030
   1,526     IGA     Voya Global Advantage and Premium Opportunity Fund                     9.98            9.75          14,879
   1,204     IDE     Voya Infrastructure Industrials and Materials Fund                     9.99           12.37          14,893
   2,426     EOD     Wells Fargo Global Dividend Opportunity Fund                          10.01            6.15          14,920

                                                                                         ---------                     ----------
                                                                                          100.00%                       $149,045
                                                                                         =========                     ==========


Notes to Portfolio

(1) Securities are represented by contracts to purchase such securities. The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust's inception date. In accordance with Accounting Standards Codification 820, "Fair Value Measurements", the trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(2)  The cost of the securities to the sponsor and the sponsor's profit or
     (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $149,045 and $0, respectively.



12     Investment Summary

-------------------------------
SENIOR VARIABLE RATE AND INCOME
CLOSED-END PORTFOLIO - 15 MONTH
-------------------------------


                              INVESTMENT OBJECTIVE

  The trust seeks to provide high current income. There is no assurance the trust will achieve its objective.

                          PRINCIPAL INVESTMENT STRATEGY

  The trust seeks to provide high current income by investing in a portfolio primarily consisting of common stock of closed-end investment companies (known as "closed-end funds") that invest in senior corporate loans or other income-producing securities. In selecting these closed-end funds, we<F1>* considered factors such as historical returns, income potential, potential future growth, portfolio diversification and advisor experience. We use a disciplined investment methodology to select the funds for inclusion in the trust. We begin by constructing a universe of funds that have a stated investment objective in line with the trust's investment objective and that the fund advisor appears to be adhering to. From this universe we select the final securities by utilizing a multi-factor approach based on the following factors:

* Premium/Discount--We favor funds that are trading at a discount relative to their peers and relative to their historic average.

* Dividend--We favor funds that have a history of a consistent and competitive dividend and that appear to possess the ability to keep the dividend level intact.

* Performance--We favor funds that have an above average history of performance based on net asset value when compared to their peers and a relevant benchmark.

  Approximately 30.09% of the portfolio consists of funds classified as "non-diversified" under the Investment Company Act of 1940. These funds have the ability to invest more than 5% of their assets in securities of a single issuer which could reduce diversification. Under normal circumstances, the trust will invest at least 80% of its assets in closed-end investment companies having policies to invest at least 80% of their assets in senior variable rate loans or other income-producing securities.

                                 PRINCIPAL RISKS

  As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

* SECURITY PRICES WILL FLUCTUATE. The value of your investment may fall over time.

* THE VALUE OF THE SECURITIES IN THE CLOSED-END FUNDS WILL GENERALLY FALL IF INTEREST RATES, IN GENERAL, RISE. No one can predict whether interest rates will rise or fall in the future.

* THE BORROWER ON A LOAN MAY BE UNABLE TO MAKE INTEREST AND/OR PRINCIPAL PAYMENTS IN THE FUTURE. This may reduce the level of dividends a closed-end fund pays which would reduce your income and cause the value of your units to fall.

* THE FINANCIAL CONDITION OF A LOAN BORROWER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the primary offering period.

* CERTAIN CLOSED-END FUNDS HELD BY THE TRUST INVEST IN SENIOR LOANS. Although senior loans in which the closed-end funds invest may be secured by specific collateral, there can be no assurance that liquidation of collateral would satisfy the borrower's obligation in the event of non-payment of scheduled principal or interest or that such collateral could be readily liquidated. Senior loans in which the closed-end funds invest generally are of below investment grade credit quality, may be unrated at the time of investment, generally are not registered with the Securities and Exchange Commission ("SEC") or any state securities commission, and generally are not listed on any securities exchange. In addition, the amount of public information available on senior loans generally is less extensive than that available for other types of assets.

* THE TRUST INVESTS IN SHARES OF CLOSED-END FUNDS. You should understand the section titled "Closed-End Funds" before you invest. In particular, shares of these funds tend to trade at a discount from their net asset value and are subject to risks related to factors such as the manager's ability to achieve a fund's objective, market conditions affecting a fund's investments and use of leverage. The trust and the underlying funds have management and operating expenses. You will bear not only your share of the trust's expenses, but also the expenses of the underlying funds. By investing in other funds, the trust incurs greater expenses than you would incur if you invested directly in the funds.

* THE CLOSED-END FUNDS MAY INVEST IN SECURITIES RATED BELOW INVESTMENT GRADE AND ARE CONSIDERED TO BE "JUNK" SECURITIES. These securities are considered to be speculative and are subject to greater market and credit risks. Accordingly, the risk of default is higher than investment grade securities. In addition, these securities may be more sensitive to interest rate changes and may be more likely to make early returns of principal.

* WE DO NOT ACTIVELY MANAGE THE PORTFOLIO. While the closed-end funds have managed portfolios, except in limited circumstances, the trust will hold, and continue to buy, shares of the same funds even if their market value declines.


--------------------
<F1>*  "AAM," "we" and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.


                                                       Investment Summary     13

                                WHO SHOULD INVEST

  You should consider this investment if you want:

  * to own securities representing interests in managed funds that invest in senior corporate loans or other income-producing securities.

  * the potential to receive high current income that can adjust with interest rate movements.

  You should not consider this investment if you:

  * are uncomfortable with the risks of an unmanaged investment in closed-end funds that invest in senior corporate loans or other income-producing securities.

  *  seek capital appreciation.

          ------------------------------------------------------------

                              ESSENTIAL INFORMATION
                              ---------------------

          UNIT PRICE AT INCEPTION                             $10.0000

          INCEPTION DATE                                 July 15, 2016
          TERMINATION DATE                            October 18, 2017

          ESTIMATED NET ANNUAL
          DISTRIBUTIONS*                              $0.6994 per unit

          DISTRIBUTION DATES                    25th day of each month
          RECORD DATES                          10th day of each month

          CUSIP NUMBERS
          Standard Accounts
            Cash distributions                               00774K489
            Reinvest distributions                           00774K497
          Fee Based Accounts
            Cash distributions                               00774K505
            Reinvest distributions                           00774K513

          TICKER SYMBOL                                         SRVAOX

          MINIMUM INVESTMENT                          $1,000/100 units

          TAX STRUCTURE                   Regulated Investment Company

          ------------------------------------------------------------

*  As of July 14, 2016 and may vary thereafter.

                                FEES AND EXPENSES

  The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                   AS A %          AMOUNT
                                  OF $1,000        PER 100
SALES FEE                         INVESTED          UNITS
                                  ------------------------

Initial sales fee                   1.00%           $10.00
Deferred sales fee                  1.45             14.50
Creation & development fee          0.50              5.00
                                   -------         -------
Maximum sales fee                   2.95%           $29.50
                                   =======         =======

ORGANIZATION COSTS                  0.49%            $4.90
                                   =======         =======

                                   AS A %          AMOUNT
ANNUAL                             OF NET          PER 100
OPERATING EXPENSES                 ASSETS           UNITS
                                  ------------------------

Trustee fee & expenses              0.17%            $1.66
Supervisory, evaluation
  and administration fees           0.10              1.00
Closed-end fund expenses            2.50             24.12
                                   -------         -------
Total                               2.77%           $26.78
                                   =======         =======

  The initial sales fee is the difference between the total sales fee (maximum of 2.95% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.145 per unit and is paid in three monthly installments beginning on November 20, 2016. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be approximately three months). The trust will indirectly bear the management and operating expenses of the underlying closed-end funds. While the trust will not pay these expenses directly out of its assets, these expenses are shown in the trust's annual operating expenses above to illustrate the impact of these expenses.

                                     EXAMPLE

  This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

          1 year              $612
          3 years           $1,634
          5 years           $2,654
          10 years          $5,194

  This example assumes that you continue to follow the trust strategy and roll your investment, including all distributions, into a new series of the trust each year subject to a reduced rollover sales charge of 1.95%.


14     Investment Summary

SENIOR VARIABLE RATE AND INCOME CLOSED-END PORTFOLIO - 15 MONTH, SERIES 2016-3Q
(ADVISORS DISCIPLINED TRUST 1690)
PORTFOLIO
AS OF THE TRUST INCEPTION DATE, JULY 15, 2016


                                                                                      PERCENTAGE OF       MARKET         COST OF
  NUMBER     TICKER                                                                AGGREGATE OFFERING    VALUE PER     SECURITIES
OF SHARES    SYMBOL                   ISSUER(1)                                           PRICE           SHARE(1)     TO TRUST(2)
----------------------------------------------------------------------------------------------------------------------------------

CLOSED-END FUNDS -- 100.00%

     935      AFT      Apollo Senior Floating Rate Fund Inc                               10.00%          $15.91         $14,876
   1,021      AIF      Apollo Tactical Income Fund, Inc.                                  10.01            14.58          14,886
   1,009      BGX      Blackstone/GSO Long-Short Credit Income Fund                       10.03            14.79          14,923
   1,094      EVV      Eaton Vance Limited Duration Income Fund                            9.98            13.57          14,846
   1,128      EFR      Eaton Vance Senior Floating-Rate Trust                              9.99            13.17          14,856
   2,446      EVF      Eaton Vance Senior Income Trust                                     9.98             6.07          14,847
   1,341      VTA      Invesco Dynamic Credit Opportunities Fund                          10.00            11.09          14,872
   3,486      VVR      Invesco Senior Income Trust                                         9.98             4.26          14,850
     938      TSLF     THL Credit Senior Loan Fund                                        10.08            15.98          14,989
   2,889      PPR      Voya Prime Rate Trust                                               9.95             5.12          14,792

                                                                                        ---------                      ----------
                                                                                         100.00%                        $148,737
                                                                                        =========                      ==========


Notes to Portfolio

(1) Securities are represented by contracts to purchase such securities. The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust's inception date. In accordance with Accounting Standards Codification 820, "Fair Value Measurements", the trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(2)  The cost of the securities to the sponsor and the sponsor's profit or
     (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $148,737 and $0, respectively.




                                                       Investment Summary     15

--------------------------
TACTICAL INCOME CLOSED-END
PORTFOLIO - 15 MONTH
--------------------------


                              INVESTMENT OBJECTIVE

 The trust seeks to provide high current income with capital appreciation as a secondary objective. There is no assurance the trust will achieve its objective.

                          PRINCIPAL INVESTMENT STRATEGY

  The trust seeks to provide high current income with capital appreciation potential by investing in a portfolio primarily consisting of common stock of closed-end investment companies (known as "closed-end funds"). The underlying funds may invest in a variety of income-producing securities issued by various types of foreign and/or U.S. issuers. Among other securities, these securities may include corporate bonds, government bonds, corporate loans, convertible securities, preferred securities and equity securities. These securities may be rated investment grade, below investment grade or unrated by major security rating agencies.

  In selecting these closed-end funds, we<F1>* considered factors such as historical returns, income potential, potential future growth, portfolio diversification and advisor experience. We use a disciplined investment methodology to select the funds for inclusion in the trust. We begin by constructing a universe of funds that have a stated investment objective in line with the trust's investment objective and that the fund advisor appears to be adhering to. From this universe we select the final securities by utilizing a multi-factor approach based on the following factors:

* Premium/Discount--We favor funds that are trading at a discount relative to their peers and relative to their historic average.

* Dividend--We favor funds that have a history of a consistent and competitive dividend and that appear to possess the ability to keep the dividend level intact.

* Performance--We favor funds that have an above average history of performance based on net asset value when compared to their peers and a relevant benchmark.

  Approximately 47.99% of the portfolio consists of funds classified as "non-diversified" under the Investment Company Act of 1940. These funds have the ability to invest more than 5% of their assets in securities of a single issuer which could reduce diversification. Under normal circumstances, the trust will invest at least 80% of its assets in closed-end investment companies.

                                 PRINCIPAL RISKS

  As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

* SECURITY PRICES WILL FLUCTUATE. The value of your investment may fall over time.

* THE VALUE OF THE SECURITIES IN THE CLOSED-END FUNDS WILL GENERALLY FALL IF INTEREST RATES, IN GENERAL, RISE. No one can predict whether interest rates will rise or fall in the future.

* AN ISSUER MAY BE UNABLE TO MAKE INCOME AND/OR PRINCIPAL PAYMENTS IN THE FUTURE. This may reduce the level of dividends a closed-end fund pays which would reduce your income and cause the value of your units to fall.

* THE FINANCIAL CONDITION OF AN ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the primary offering period.

* THE TRUST INVESTS IN SHARES OF CLOSED-END FUNDS. You should understand the section titled "Closed-End Funds" before you invest. In particular, shares of these funds tend to trade at a discount from their net asset value and are subject to risks related to factors such as the manager's ability to achieve a fund's objective, market conditions affecting a fund's investments and use of leverage. The trust and the underlying funds have management and operating expenses. You will bear not only your share of the trust's expenses, but also the expenses of the underlying funds. By investing in other funds, the trust incurs greater expenses than you would incur if you invested directly in the funds.

* SECURITIES OF FOREIGN ISSUERS HELD BY THE UNDERLYING FUNDS IN THE TRUST PRESENT RISKS BEYOND THOSE OF U.S. ISSUERS. These risks may include market and political factors related to the issuer's foreign market, international trade conditions, the global and country-specific political environment, less regulation, smaller or less liquid markets, increased volatility, differing accounting practices and changes in the value of foreign currencies.

* WE DO NOT ACTIVELY MANAGE THE PORTFOLIO. While the closed-end funds have managed portfolios, except in limited circumstances, the trust will hold, and continue to buy, shares of the same funds even if their market value declines.


--------------------
<F1>*  "AAM," "we" and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.


16     Investment Summary

                                WHO SHOULD INVEST

  You should consider this investment if you want:

  * to own securities representing interests in managed funds that pursue income-oriented investment strategies.

  * to diversify your overall portfolio with investments in various types of securities.

  * to pursue a long-term investment strategy that includes investment in subsequent portfolios, if available.

  *  the potential to receive monthly distributions of income.

  You should not consider this investment if you:

  * are uncomfortable with the risks of an unmanaged investment in closed-end funds that pursue income-oriented investment strategies.

  *  seek capital preservation or capital appreciation as a primary objective.

          ------------------------------------------------------------

                              ESSENTIAL INFORMATION
                              ---------------------

          UNIT PRICE AT INCEPTION                             $10.0000

          INCEPTION DATE                                 July 15, 2016
          TERMINATION DATE                            October 18, 2017

          ESTIMATED NET ANNUAL
          DISTRIBUTIONS*                              $0.8000 per unit

          DISTRIBUTION DATES                    25th day of each month
          RECORD DATES                          10th day of each month

          CUSIP NUMBERS
          Standard Accounts
            Cash distributions                               00774K521
            Reinvest distributions                           00774K539
          Fee Based Accounts
            Cash distributions                               00774K547
            Reinvest distributions                           00774K554

          TICKER SYMBOL                                         TICEOX

          MINIMUM INVESTMENT                          $1,000/100 units

          TAX STRUCTURE                   Regulated Investment Company

          ------------------------------------------------------------

*  As of July 14, 2016 and may vary thereafter.

                                FEES AND EXPENSES

  The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                   AS A %          AMOUNT
                                  OF $1,000        PER 100
SALES FEE                         INVESTED          UNITS
                                  ------------------------

Initial sales fee                   1.00%           $10.00
Deferred sales fee                  1.45             14.50
Creation & development fee          0.50              5.00
                                   -------         -------
Maximum sales fee                   2.95%           $29.50
                                   =======         =======

ORGANIZATION COSTS                  0.49%            $4.90
                                   =======         =======

                                   AS A %          AMOUNT
ANNUAL                             OF NET          PER 100
OPERATING EXPENSES                 ASSETS           UNITS
                                  ------------------------

Trustee fee & expenses              0.18%            $1.71
Supervisory, evaluation
  and administration fees           0.10              1.00
Closed-end fund expenses            1.89             18.27
                                   -------         -------
Total                               2.17%           $20.98
                                   =======         =======

  The initial sales fee is the difference between the total sales fee (maximum of 2.95% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.145 per unit and is paid in three monthly installments beginning on November 20, 2016. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be approximately three months). The trust will indirectly bear the management and operating expenses of the underlying closed-end funds. While the trust will not pay these expenses directly out of its assets, these expenses are shown in the trust's annual operating expenses above to illustrate the impact of these expenses.

                                     EXAMPLE

  This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

          1 year              $554
          3 years           $1,470
          5 years           $2,394
          10 years          $4,745

  This example assumes that you continue to follow the trust strategy and roll your investment, including all distributions, into a new series of the trust each year subject to a reduced rollover sales charge of 1.95%.


                                                       Investment Summary     17

TACTICAL INCOME CLOSED-END PORTFOLIO - 15 MONTH, SERIES 2016-3Q
(ADVISORS DISCIPLINED TRUST 1690)
PORTFOLIO -- AS OF THE TRUST INCEPTION DATE, JULY 15, 2016


                                                                                      PERCENTAGE OF       MARKET         COST OF
  NUMBER     TICKER                                                                AGGREGATE OFFERING    VALUE PER     SECURITIES
OF SHARES    SYMBOL                  ISSUER(1)                                            PRICE           SHARE(1)     TO TRUST(2)
----------------------------------------------------------------------------------------------------------------------------------

CLOSED-END FUNDS -- 100.00%

     466     NFJ     AllianzGI NFJ Dividend Interest & Premium Strategy Fund               3.99%          $12.74          $5,937
     374     AFT     Apollo Senior Floating Rate Fund Inc.                                 4.00            15.91           5,950
     747     BDJ     BlackRock Enhanced Equity Dividend Trust                              3.99             7.94           5,931
     437     INF     Brookfield Global Listed Infrastructure Income Fund Inc.              4.00            13.63           5,956
     581     CSQ     Calamos Strategic Total Return Fund                                   4.00            10.23           5,944
     721     IGR     CBRE Clarion Global Real Estate Income Fund                           4.00             8.26           5,955
     278     UTF     Cohen & Steers Infrastructure Fund Inc.                               4.01            21.43           5,958
     341     DPG     Duff & Phelps Global Utility Income Fund Inc.                         3.98            17.35           5,916
     337     FIF     First Trust Energy Infrastructure Fund                                4.01            17.70           5,965
     448     FFA     First Trust Enhanced Equity Income Fund                               3.98            13.21           5,918
     855     FT      Franklin Universal Trust                                              4.02             6.99           5,976
     759     GPM     Guggenheim Enhanced Equity Income Fund                                4.00             7.84           5,951
     367     GEQ     Guggenheim Equal Weight Enhanced Equity Income Fund                   4.02            16.31           5,986
     536     VTA     Invesco Dynamic Credit Opportunities Fund                             4.00            11.09           5,944
     438     BWG     Legg Mason BW Global Income Opportunities Fund Inc.                   3.99            13.54           5,931
     709     NML     Neuberger Berman MLP Income Fund Inc.                                 4.00             8.39           5,949
   1,048     NRO     Neuberger Berman Real Estate Securities Income Fund Inc.              4.01             5.69           5,963
     688     HYB     The New America High Income Fund Inc.                                 4.01             8.67           5,965
     351     JRI     Nuveen Real Asset Income and Growth Fund                              4.01            17.00           5,967
     480     RVT     Royce Value Trust Inc.                                                3.98            12.33           5,918
     430     EDI     Stone Harbor Emerging Markets Total Income Fund                       4.00            13.82           5,943
     313     TTP     Tortoise Pipeline & Energy Fund Inc.                                  4.00            19.00           5,947
   1,297     DCA     Virtus Total Return Fund                                              4.01             4.60           5,966
     966     IRR     Voya Natural Resources Equity Income Fund                             4.01             6.17           5,960
     519     SBW     Western Asset Worldwide Income Fund Inc.                              3.98            11.42           5,927

                                                                                        ---------                      ----------
                                                                                         100.00%                        $148,723
                                                                                        =========                      ==========


Notes to Portfolio

(1) Securities are represented by contracts to purchase such securities. The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust's inception date. In accordance with Accounting Standards Codification 820, "Fair Value Measurements", the trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(2)  The cost of the securities to the sponsor and the sponsor's profit or
     (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $148,723 and $0, respectively.



18     Investment Summary

-----------------------------
UNDERSTANDING YOUR INVESTMENT
-----------------------------


                                HOW TO BUY UNITS

  You can buy units of a trust on any business day the New York Stock Exchange is open by contacting your financial professional. Unit prices are available daily on the Internet at WWW.AAMLIVE.COM. The public offering price of units includes:

  *  the net asset value per unit plus

  *  organization costs plus

  *  the sales fee.

  The "net asset value per unit" is the value of the securities, cash and other assets in your trust reduced by the liabilities of your trust divided by the total units or your trust outstanding. We often refer to the public offering price of units as the price" or "purchase price." The offer price will be effective for all orders received prior to the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. Eastern time). If we receive your order prior to the close of regular trading on the New York Stock Exchange or authorized financial professionals receive your order prior to that time and properly transmit the order to us by the time that we designate, then you will receive the price computed on the date of receipt. If we receive your order after the close of regular trading on the New York Stock Exchange, if authorized financial professionals receive your order after that time or if orders are received by such persons and are not transmitted to us by the time that we designate, then you will receive the price computed on the date of the next determined offer price provided that your order is received in a timely manner on that date. It is the responsibility of the authorized financial professional to transmit the orders that they receive to us in a timely manner. Certain broker-dealers may charge a transaction or other fee for processing unit purchase orders.

  VALUE OF THE SECURITIES. We determine the value of the securities as of the close of regular trading on the New York Stock Exchange on each day that exchange is open. We generally determine the value of securities using the last sale price for securities traded on a national securities exchange. For this purpose, the trustee provides us closing prices from a reporting service approved by us. In some cases we will price a security based on its fair value after considering appropriate factors relevant to the value of the security. We will only do this if a security is not principally traded on a national securities exchange or if the market quotes are unavailable or inappropriate.

  We determined the initial prices of the securities shown under each "Portfolio" section in this prospectus as described above at the close of regular trading on the New York Stock Exchange on the business day before the date of this prospectus. On the first day we sell units we will compute the unit price as of the close of regular trading on the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.

  ORGANIZATION COSTS. During the initial offering period, part of the value of the units represents an amount that will pay the costs of creating your trust. These costs include the costs of preparing the registration statement and legal documents, a portfolio consultant's security selection fee (if any), federal and state registration fees, the initial fees and expenses of the trustee and the initial audit. Your trust will sell securities to reimburse us for these costs at the end of the initial offering period or after six months, if earlier. The value of your units will decline when your trust pays these costs.


                                            Understanding Your Investment     19

  TRANSACTIONAL SALES FEE. You pay a fee in connection with purchasing units. We refer to this fee as the "transactional sales fee." The transactional sales fee has both an initial and a deferred component and equals 2.45% of the public offering price per unit based on a $10 public offering price per unit. This percentage amount of the transactional sales fee is based on the unit price on your trust's inception date. The transactional sales fee equals the difference between the total sales fee and the creation and development fee. As a result, the percentage and dollar amount of the transactional sales fee will vary as the public offering price per unit varies. The transactional sales fee does not include the creation and development fee which is described under "Fees and Expenses" for your trust.

  The maximum sales fee equals 2.95% of the public offering price per unit at the time of purchase. You pay the initial sales fee at the time you buy units. The initial sales fee is the difference between the total sales fee percentage (maximum of 2.95% of the public offering price per unit) and the sum of the remaining fixed dollar deferred sales fee and the total fixed dollar creation and development fee. The initial sales fee will be approximately 1.00% of the public offering price per unit depending on the public offering price per unit. The deferred sales fee is fixed at $0.145 per unit. Your trust pays the deferred sales fee in equal monthly installments as described under "Fees and Expenses" for your trust. If you redeem or sell your units prior to collection of the total deferred sales fee, you will pay any remaining deferred sales fee upon redemption or sale of your units.

  If you purchase units after the last deferred sales fee payment has been assessed, the secondary market sales fee is equal to 2.95% of the public offering price and does not include deferred payments (i.e. unitholders who buy in the secondary market after collection of the deferred sales fees are not charged deferred sales fees).

  MINIMUM PURCHASE. The minimum amount you can purchase appears under "Essential Information" for your trust, but such amounts may vary depending on your selling firm.

  REDUCING YOUR SALES FEE. We offer a variety of ways for you to reduce the fee you pay. It is your financial professional's responsibility to alert us of any discount when you order units. Except as expressly provided herein, you may not combine discounts. Since the deferred sales fee and the creation and development fee are fixed dollar amounts per unit, your trust must charge these fees per unit regardless of any discounts. However, if you are eligible to receive a discount such that your total sales fee is less than the fixed dollar amounts of the deferred sales fee and the creation and development fee, we will credit you the difference between your total sales fee and these fixed dollar fees at the time you buy units.

  Large Purchases. You can reduce your sales fee by increasing the size of your investment:

      IF YOU PURCHASE:        YOUR FEE WILL BE:
     ------------------------------------------

     Less than $50,000             2.95%
     $50,000 - $99,999             2.70
     $100,000 - $249,999           2.45
     $250,000 - $499,999           2.20
     $500,000 - $999,999           1.95
     $1,000,000 or more            1.40

  We apply these fees as a percent of the public offering price per unit at the time of purchase. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirements that only whole units be issued.


20     Understanding Your Investment

  You aggregate initial offering period unit orders submitted by the same person for units of any of the trusts we sponsor on any single day from any one broker-dealer to qualify for a purchase level. If you purchase initial offering period units that qualify for the fee account or rollover/exchange discount described below and also purchase additional initial offering period units on a single day from the same broker-dealer that do not qualify for the fee account or rollover/exchange discount, you aggregate all initial offering period units purchased for purposes of determining the applicable breakpoint level in the table above on the additional units, but such additional units will not qualify for the fee account or rollover/exchange discount described below. Secondary market unit purchases are not aggregated with initial offering period unit purchases for purposes of determining the applicable breakpoint level. You can also include these orders as your own for purposes of this aggregation:

  * orders submitted by your spouse or children (including step-children) under 21 years of age living in the same household and

  *  orders submitted by your trust estate or fiduciary accounts.

  The discounts described above apply only to initial offering period purchases.

  Fee Accounts. Investors may purchase units through registered investment advisers, certified financial planners or registered broker-dealers who in each case either charge investor accounts ("Fee Accounts") periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with an investment account for which a comprehensive "wrap fee" charge ("Wrap Fee") is imposed. You should consult your financial advisor to determine whether you can benefit from these accounts. To purchase units in these Fee Accounts, your financial advisor must purchase units designated with one of the Fee Account CUSIP numbers, if available. Please contact your financial advisor for more information. If units are purchased for a Fee Account and the units are subject to a Wrap Fee in such Fee Account (i.e., the trust is "Wrap Fee Eligible") then investors may be eligible to purchase units in these Fee Accounts that are not subject to the transactional sales fee but will be subject to the creation and development fee that is retained by the sponsor. For example, this table illustrates the sales fee you will pay as a percentage of the initial $10 public offering price per unit (the percentage will vary with the unit price).

  Initial sales fee                0.00%
  Deferred sales fee               0.00%
                                  -------
    Transactional sales fee        0.00%
                                  =======
  Creation and development fee     0.50%
                                  -------
    Total sales fee                0.50%
                                  =======

  This discount applies only during the initial offering period. Certain Fee Account investors may be assessed transaction or other fees on the purchase and/or redemption of units by their broker-dealer or other processing organizations for providing certain transaction or account activities. We reserve the right to limit or deny purchases of units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to a trust.

  Employees. We waive the transactional sales fee for purchases made by officers, directors and employees (and immediate family members) of the sponsor and its affiliates. These purchases are not subject to the transactional sales fee but will be subject to the creation and development fee. We also waive a portion of the sales fee for purchases


                                            Understanding Your Investment     21
made by officers, directors and employees (and immediate family members) of selling firms. These purchases are made at the public offering price per unit less the applicable regular dealer concession. Immediate family members for the purposes of this section include your spouse, children (including step-children) under the age of 21 living in the same household, and parents (including step-parents). These discounts apply to initial offering period and secondary market purchases. All employee discounts are subject to the policies of the related selling firm, including but not limited to, householding policies or limitations. Only officers, directors and employees (and their immediate family members) of selling firms that allow such persons to participate in this employee discount program are eligible for the discount.

  Rollover/Exchange Option. We waive a portion of the sales fee on units of the trusts offered in this prospectus if you buy your units with redemption or termination proceeds from any unit investment trust (regardless of sponsor).
The discounted public offering price per unit for these transactions is equal to the regular public offering price per unit less 1.00%. However, if you invest redemption or termination proceeds of $500,000 or more in units, the maximum sales fee on your units will be limited to the maximum sales fee for the applicable amount invested in the table under "Large Purchases" above. To qualify for this discount, the termination or redemption proceeds used to purchase units of a trust offered in this prospectus must be derived from a transaction that occurred within 30 calendar days of your purchase of units of a trust offered in this prospectus. In addition, the discount will only be available for investors that utilize the same broker-dealer (or a different broker-dealer with appropriate notification) for both the unit purchase and the transaction resulting in the receipt of the termination or redemption proceeds used for the unit purchase. You may be required to provide appropriate documentation or other information to your broker-dealer to evidence your eligibility for this sales fee discount.

  Please note that if you purchase units of a trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales fee at redemption, you should be aware that any deferred sales fee remaining on these units will be deducted from those redemption proceeds. These discounts apply only to initial offering period purchases.

  Dividend Reinvestment Plan. We do not charge any sales fee when you reinvest distributions from your trust into additional units of your trust. This sales fee discount applies to initial offering period and secondary market purchases. Since the deferred sales fee and the creation and development fee are fixed dollar amounts per unit, your trust must charge these fees per unit regardless of this discount. If you elect the distribution reinvestment plan, we will credit you with additional units with a dollar value sufficient to cover the amount of any remaining deferred sales fee or creation and development fee that will be collected on such units at the time of reinvestment. The dollar value of these units will fluctuate over time.

  RETIREMENT ACCOUNTS. Your portfolio may be suitable for purchase in tax-advantaged retirement accounts. You should contact your financial professional about the accounts offered and any additional fees imposed.

                             HOW TO SELL YOUR UNITS

  You can sell or redeem your units on any business day the New York Stock Exchange is open by contacting your financial professional. Unit prices are available daily on the Internet at


22     Understanding Your Investment

WWW.AAMLIVE.COM or through your financial professional. The sale and redemption price of units is equal to the net asset value per unit, provided that you will not pay any remaining creation and development fee or organization costs if you sell or redeem units during the initial offering period. The sale and redemption price is sometimes referred to as the "liquidation price." You pay any remaining deferred sales fee when you sell or redeem your units. Certain broker-dealers may charge a transaction or other fee for processing unit redemption or sale requests.

  SELLING UNITS. We may maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current net asset value, provided that you will not pay any remaining creation and development fee or organization costs if you sell units during the initial offering period. We may then resell the units to other investors at the public offering price or redeem them for the redemption price. Our secondary market repurchase price is the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current repurchase prices to determine the best price available. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current redemption price.

  REDEEMING UNITS. You may also redeem your units directly with the trustee, The Bank of New York Mellon, on any day the New York Stock Exchange is open.
The redemption price that you will receive for units is equal to the net asset value per unit, provided that you will not pay any remaining creation and development fee or organization costs if you redeem units during the initial offering period. You will pay any remaining deferred sales fee at the time you redeem units. You will receive the net asset value for a particular day if the trustee receives your completed redemption request prior to the close of regular trading on the New York Stock Exchange. Redemption requests received by authorized financial professionals prior to the close of regular trading on the New York Stock Exchange that are properly transmitted to the trustee by the time designated by the trustee, are priced based on the date of receipt. Redemption requests received by the trustee after the close of regular trading on the New York Stock Exchange, redemption requests received by authorized financial professionals after that time or redemption requests received by such persons that are not transmitted to the trustee until after the time designated by the trustee, are priced based on the date of the next determined redemption price provided they are received in a timely manner by the trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the trustee so they will be received in a timely manner. If your request is not received in a timely manner or is incomplete in any way, you will receive the next net asset value computed after the trustee receives your completed request.

  If you redeem your units, the trustee will generally send you a payment for your units no later than seven days after it receives all necessary documentation (this will usually only take three business days). The only time the trustee can delay your payment is if the New York Stock Exchange is closed (other than weekends or holidays), the Securities and Exchange Commission determines that trading on that exchange is restricted or an emergency exists making sale or evaluation of the securities not reasonably practicable, and for any other period that the Securities and Exchange Commission permits.


                                            Understanding Your Investment     23

  You can request an in-kind distribution of the securities underlying your units if you tender at least 2,500 units for redemption (or such other amount as required by your financial professional's firm). This option is generally available only for securities traded and held in the United States. The trustee will make any in-kind distribution of securities by distributing applicable securities in book entry form to the account of your financial professional at Depository Trust Company. You will receive whole shares of the applicable securities and cash equal to any fractional shares. You may not request this option in the last 30 days of your trust's life. We may discontinue this option upon sixty days notice.

  EXCHANGE OPTION. You may be able to exchange your units for units of our unit trusts at a reduced sales fee. You can contact your financial professional for more information about trusts currently available for exchanges. Before you exchange units, you should read the prospectus carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. We may discontinue this option at any time upon sixty days notice.

  ROLLOVER OPTION. Your trust's strategy may be a long-term investment strategy designed to be followed on an annual basis. You may achieve more consistent long-term investment results by following the strategy. As part of the strategy, we currently intend to offer a subsequent series of your trust for a rollover when the current trust terminates. When your trust terminates you will have the option to (1) participate in a rollover and have your units reinvested into a subsequent trust series through a cash rollover as described in this section, (2) receive an in-kind distribution of securities or (3) receive a cash distribution.

  If you elect to participate in a rollover, your units will be redeemed on your trust's termination date. As the redemption proceeds become available, the proceeds (including dividends) will be invested in a new trust series, if available, at the public offering price for the new trust. The trustee will attempt to sell securities to satisfy the redemption as quickly as practicable on the termination date. We do not anticipate that the sale period will be longer than one day, however, certain factors could affect the ability to sell the securities and could impact the length of the sale period. The liquidity of any security depends on the daily trading volume of the security and the amount available for redemption and reinvestment on any day.

  We intend to make subsequent trust series available for sale at various times during the year. Of course, we cannot guarantee that a subsequent trust or sufficient units will be available or that any subsequent trusts will offer the same investment strategies or objectives as current trusts. We cannot guarantee that a rollover will avoid any negative market price consequences resulting from trading large volumes of securities. Market price trends may make it advantageous to sell or buy securities more quickly or more slowly than permitted by the trust procedures. We may, in our sole discretion, modify a rollover or stop creating units of any future trust at any time regardless of whether all proceeds of unitholders have been reinvested in a rollover. We may decide not to offer a rollover option upon sixty days notice. Cash which has not been reinvested in a rollover will be distributed to unitholders shortly after the termination date. Rollover participants may receive taxable dividends or realize taxable capital gains which are reinvested in connection with a


24     Understanding Your Investment
rollover but may not be entitled to a deduction for capital losses due to the "wash sale" tax rules. Due to the reinvestment in a subsequent trust, no cash will be distributed to pay any taxes. See "Understanding Your Investment-- Taxes".

                                  DISTRIBUTIONS

  DISTRIBUTIONS. Your trust generally pays distributions of its net investment income along with any excess capital on each distribution date to unitholders of record on the preceding record date. If your trust is a "grantor trust" for federal tax purposes, the trust will generally only make a distribution if the total cash held for distribution equals at least 0.1% of the trust's net asset value as determined under the trust agreement. The record and distribution dates and the tax status are shown under "Essential Information" in the "Investment Summary" section of this prospectus for your trust. In some cases, your trust might pay a special distribution if it holds an excessive amount of cash pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose stock is in your portfolio. Your trust will also generally make required distributions or distributions to avoid imposition of tax at the end of each year if it is structured as a "regulated investment company" for federal tax purposes. The amount of your distributions will vary from time to time as companies change their dividends or trust expenses change.

  When your trust receives dividends from a portfolio security, the trustee credits the dividends to the trust's accounts. In an effort to make relatively regular income distributions, if your trust is a "regulated investment company" for tax purposes and makes monthly distributions, your trust's monthly income distribution is equal to one-twelfth of the estimated net annual dividends to be received by your trust after deduction of trust operating expenses. Because a trust does not receive dividends from the portfolio securities at a constant rate throughout the year, the income distributions to unitholders from such a trust may be more or less than the amount credited to your trust accounts as of the record date. For the purpose of minimizing fluctuation in income distributions, the trustee is authorized to advance such amounts as may be necessary to provide income distributions of approximately equal amounts. The trustee will be reimbursed, without interest, for any such advances from available income received by a trust on the ensuing record date.

  ESTIMATED ANNUAL DISTRIBUTIONS. The estimated net annual distributions for your trust are shown under "Essential Information" section of this prospectus related to your trust. We generally base the estimate of the income your trust may receive on annualizing the most recent ordinary dividend declared by an issuer (or adding the most recent interim and final dividends declared for certain foreign issuers) or on scheduled income payments. However, dividend conventions for certain companies and/or certain countries differ from those typically used in the United States and in certain instances, dividends paid or declared over several years or other periods were used to estimate annual distributions. Due to this and various other factors, actual dividends received by your trust will most likely differ from the most recent annualized dividends or scheduled income payments. The actual net annual distributions you will receive will vary with changes in your trust's fees and expenses, in dividends received and with the sale of securities.

  REPORTS. The trustee or your financial professional will make available to you a statement showing income and other receipts of your trust for each distribution. Each year the trustee will


                                            Understanding Your Investment     25
also provide an annual report on your trust's activity and certain tax information. You can request copies of security evaluations to enable you to complete your tax forms and audited financial statements for your trust, if available.

                                INVESTMENT RISKS

  All investments involve risk. This section describes the main risks that can impact the value of the securities in your portfolio. You should understand these risks before you invest. If the value of the securities falls, the value of your units will also fall. We cannot guarantee that your trust will achieve its objective or that your investment return will be positive over any period.

  MARKET RISK. Market risk is the risk that the value of the securities in your trust will fluctuate. This could cause the value of your units to fall below your original purchase price. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security's issuer, perceptions of the issuer, or ratings on a security. Even though we supervise your portfolio, you should remember that we do not manage your portfolio. Your trust will not sell a security solely because the market value falls as is possible in a managed fund.

  SELECTION RISK. Selection risk is the risk that the securities selected for inclusion by your trust or by a fund's management will underperform the markets, relevant indices or the securities selected by other funds with similar investment objectives and investment strategies. This means you may lose money or earn less money than other comparable investments.

  EQUITY SECURITIES. Your trust and/or certain funds held by your trust may invest in securities representing equity ownership of a company. Investments in such securities are exposed to risks associated with the companies issuing the securities, the sectors and geographic locations they are involved in and the markets that such securities are traded on among other risks as described herein.

  FIXED INCOME SECURITIES. Certain funds held by your trust may invest in fixed income securities and similar securities. Fixed income securities involve certain unique risks such as credit risk and interest rate risk among other things as described in greater detail below.

  DIVIDEND PAYMENT RISK. Dividend payment risk is the risk that an issuer of a security is unwilling or unable to pay income on a security. Stocks represent ownership interests in the issuers and are not obligations of the issuers. Common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer's board of directors and the amount of any dividend may vary over time.

  CREDIT RISK. Credit risk is the risk that a borrower is unable to meet its obligation to pay principal or interest on a security held by a fund. This could cause the value of your units to fall and may reduce the level of dividends a fund pays which would reduce your income.

  INTEREST RATE RISK. Interest rate risk is the risk that the value of fixed income securities and similar securities held by a fund will fall if interest rates increase. Bonds and other fixed income securities typically fall in value when interest rates rise and rise in value when interest rates fall. Securities with longer periods before maturity are


26     Understanding Your Investment
often more sensitive to interest rate changes. The securities in your trust may be subject to a greater risk of rising interest rates due to the current period of historically low rates.

  CLOSED-END FUNDS. Your portfolio invests in shares of closed-end investment companies. Closed-end funds are subject to various risks, including but not limited to management's ability to meet the closed-end fund's investment objective including when the underlying securities are redeemed or sold, risks associated with the use of leverage and borrowing and risks associated with shares of the fund trading at a discount or premium to the fund's net asset value. You should understand the section titled "Understanding Your Investment- -Closed-End Funds" before you invest.

  NON-DIVERSIFICATION RISK. Certain funds held by your trust may be classified as "non-diversified". Such funds may be more exposed to the risks associated with and developments affecting an individual issuer, industry and/or asset class than a fund that invests more widely.

  BUSINESS DEVELOPMENT COMPANY RISK. Certain funds held by your trust may invest in business development companies ("BDCs"). BDCs are closed-end investment companies that have elected to be treated as business development companies under the Investment Company Act of 1940. BDCs are required to hold at least 70% of their investments in eligible assets which include, among other things, (i) securities of eligible portfolio companies (generally, domestic companies that are not investment companies and that cannot have a class of securities listed on a national securities exchange or have securities that are marginable that are purchased from that company in a private transaction), (ii) securities received by the BDC in connection with its ownership of securities of eligible portfolio companies, or (iii) cash, cash items, government securities, or high quality debt securities maturing one year or less from the time of investment. BDCs' ability to grow and their overall financial condition is impacted significantly by their ability to raise capital. In addition to raising capital through the issuance of common stock, BDCs may engage in borrowing. This may involve using revolving credit facilities, the securitization of loans through separate wholly-owned subsidiaries and issuing of debt and preferred securities. BDCs are less restricted than other closed-end funds as to the amount of debt they can have outstanding. These borrowings, also known as leverage, magnify the potential for gain or loss on amounts invested and, accordingly, the risks associated with investing in BDC securities. While the value of a BDC's assets increases, leveraging would cause the net value per share of BDC common stock to increase more sharply than it would have had such BDC not leveraged. However, if the value of a BDC's assets decreases, leveraging would cause net asset value to decline more sharply than it otherwise would have had such BDC not leveraged. In addition to decreasing the value of a BDC's common stock, it could also adversely impact a BDC's ability to make dividend payments. A BDC's credit rating may change over time which could adversely affect their ability to obtain additional credit and/or increase the cost of such borrowing. Agreements governing BDC's credit facilities and related funding and service agreements may contain various covenants that limit the BDC's discretion in operating its business along with other limitations. Any defaults may restrict the BDC's ability to manage assets securing related assets which may adversely impact the BDC's liquidity and operations. BDCs may enter into hedging transaction and utilize derivative instruments such as forward contracts, options and swaps. Unanticipated movements and improper correlation of hedging


                                            Understanding Your Investment     27
instruments may prevent a BDC from hedging against exposure to risk of loss. BDCs may issue options, warrants, and rights to convert to voting securities to its officers, employees and board members. Any issuance of derivative securities requires the approval of the company's board of directors and authorization by the company's shareholders. A BDC may operate a profit-sharing plan for its employees, subject to certain restrictions.

  BDC investments are frequently not publicly traded and, as a result, there is uncertainty as to the value and liquidity of those investments. BDCs may use independent valuation firms to value their investments and such valuations may be uncertain, be based on estimates and/or differ materially from that which would have been used if a ready market for those investments existed. The value of a BDC could be adversely affected if its determinations regarding the fair value of investments was materially higher than the value realized upon sale of such investments. Due to the relative illiquidity of certain BDC investments, if a BDC is required to liquidate all or a portion of its portfolio quickly, it may realize significantly less than the value at which such investments are recorded. Further restrictions may exist on the ability to liquidate certain assets to the extent that subsidiaries or related parties have material non-public information regarding such assets. BDCs are required to make available significant managerial assistance to their portfolio companies. Significant managerial assistance refers to any arrangement whereby a BDC provides significant guidance and counsel concerning the management, operations, or business objectives and policies of a portfolio company. Examples of such activities include arranging financing, managing relationships with financing sources, recruiting management personnel, and evaluating acquisition and divestiture opportunities. BDCs are frequently externally managed by an investment adviser which may also provide this external managerial assistance to portfolio companies. Such investment adviser's liability may be limited under their investment advisory agreement which may lead such investment adviser to act in a riskier manner than it would were it investing for its own account. Such investment advisers may be entitled to incentive compensation which may cause such adviser to make more speculative and riskier investments than it would if investing for its own account. Such compensation may be due even in the case of declines to the value of a BDC's investments.

  BDCs frequently have high expenses which may include, but are not limited to, the payment of management fees, administration expenses, taxes, interest payable on debt, governmental charges, independent director fees and expenses, valuation expenses, and fees payable to third parties relating to or associated with making investments. If your trust invests in BDCs, then your trust will indirectly bear these expenses. These expenses may fluctuate significantly over time. If a BDC fails to maintain its status as a BDC it may be regulated as a closed-end fund which would subject such BDC to additional regulatory restrictions and significantly decrease its operating flexibility. In addition, such failure could trigger an event of default under certain outstanding indebtedness which could have a material adverse impact on its business.

  INVESTMENT IN OTHER INVESTMENT COMPANIES. As with other investments, investments in other investment companies are subject to market and selection risk. In addition, when your trust acquires shares of investment companies shareholders bear both their proportionate share of fees and expenses in your trust and, indirectly, the expenses of the underlying investment companies.


28     Understanding Your Investment

Investment companies' expenses are subject to the risk of fluctuation including in response to fluctuation in a fund's assets. Accordingly, a fund's actual expenses may vary from what is indicated at the time of investment by your trust. There are certain regulatory limitations on the ability of your trust to hold other investment companies which may impact your trust's ability to invest certain funds, may impact the weighting of a fund in your trust's portfolio and may impact your trust's ability to issue additional units in the future.

  SECTOR CONCENTRATION RISK. Sector concentration risk is the risk that the value of your trust is more susceptible to fluctuations based on factors that impact a particular sector because the exposure to such sectors through the securities held by your trust or through the securities in the funds held by your trust are concentrated within a particular sector. Refer to the "Principal Risks" in the "Investment Summary" section for your trust in this prospectus for sector concentrations.

  FOREIGN ISSUER RISK. Your trust and/or certain funds held by the trust may invest in the securities of foreign issuers. An investment in securities of foreign issuers involves certain risks that are different in some respects from an investment in securities of domestic issuers. These include risks associated with future political and economic developments, international trade conditions, foreign withholding taxes, liquidity concerns, currency fluctuations, volatility, restrictions on foreign investments and exchange of securities, potential for expropriation of assets, confiscatory taxation, difficulty in obtaining or enforcing a court judgment, potential inability to collect when a company goes bankrupt and economic, political or social instability. Moreover, individual foreign economies may differ favorably or unfavorably from the U.S. economy for reasons including differences in growth of gross domestic product, rates of inflation, capital reinvestment, resources, self-sufficiency and balance of payments positions. There may be less publicly available information about a foreign issuer than is available from a domestic issuer as a result of different accounting, auditing and financial reporting standards. Some foreign markets are less liquid than U.S. markets which could cause securities to be bought at a higher price or sold at a lower price than would be the case in a highly liquid market.

  Brokerage and other transaction costs on foreign exchanges are often higher than in the U.S. and there is generally less governmental supervision of exchanges, brokers and issuers in foreign countries. The increased expense of investing in foreign markets may reduce the amount an investor can earn on its investments and typically results in a higher operating expense ratio than investments in only domestic securities. Custody of certain securities may be maintained by a global custody and clearing institution. Settlement and clearance procedures in certain foreign markets differ significantly from those in the U.S. Foreign settlement and clearance procedures and trade regulations also may involve certain risks (such as delays in payment for or delivery of securities) not typically associated with the settlement of domestic securities. Round lot trading requirements exist in certain foreign securities markets which could cause the proportional composition and diversification of your trust's and/or a closed-end fund's portfolio to vary when your trust or a closed-end fund buys or sells securities.

  CURRENCY RISK. Because securities of foreign issuers not listed on a U.S. securities exchange generally pay income and trade in foreign currencies, the U.S. dollar value of these securities and income will vary with fluctuations in foreign exchange rates. Most foreign currencies have fluctuated widely in value against the U.S. dollar for


                                            Understanding Your Investment     29
various economic and political reasons. Generally, when the U.S. dollar rises in value against a foreign currency, a security denominated in that currency loses value because the currency is worth fewer U.S. dollars. Conversely, when the U.S. dollar decreases in value against a foreign currency, a security denominated in that currency gains value because the currency is worth more U.S. dollars. This risk, generally known as "currency risk," means that a strong U.S. dollar will reduce returns for U.S. investors while a weak U.S. dollar will increase those returns.

  DEPOSITARY RECEIPTS RISK. Certain securities held by your trust and/or the closed-end funds may be held in the form of depositary receipts. Depositary receipts represent receipts for foreign common stock deposited with a custodian (which may include the trustee of your trust). Depositary receipts generally involve the same types of risks as foreign common stock held directly. Some depositary receipts may experience less liquidity than the underlying common stocks traded in their home market. Certain depositary receipts are unsponsored (i.e. issued without the participation or involvement of the issuer of the underlying security). The issuers of unsponsored depositary receipts are not obligated to disclose information that may be considered material in the U.S. Therefore, there may be less information available regarding these issuers and, as a result, there may not be a correlation between certain information impacting a security and the market value of the depositary receipts.

  EMERGING MARKETS. Your trust and/or certain funds held by your trust may invest in certain securities issued by entities located in emerging markets. Emerging markets are generally defined as countries in the initial states of their industrialization cycles with low per capita income. The markets of emerging markets countries are generally more volatile than the markets of developed countries with more mature economies. All of the risks of investing in foreign securities described above are heightened by investing in emerging markets countries.

  SUPRANATIONAL ENTITIES' SECURITIES. Certain funds held by your trust may invest in obligations issued by supranational entities such as the International Bank for Reconstruction and Development (the World Bank). The government members, or "stockholders," usually make initial capital contributions to supranational entities and in many cases are committed to make additional capital contributions if a supranational entity is unable to repay its borrowings. There is no guarantee that one or more stockholders of a supranational entity will continue to make any necessary additional capital contributions. If such contributions are not made, the entity may be unable to pay interest or repay principal on its debt securities, and a fund may lose money on such investments.

  SMALL AND MID-SIZE COMPANIES. Your trust and/or certain funds held by your trust may invest in securities issued by small and mid-size companies. The share prices of these companies are often more volatile than those of larger companies as a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information. In particular, companies with smaller capitalizations may be less financially secure, depend on a smaller number of key personnel and generally be subject to more unpredictable price changes than larger, more established companies and the markets as a whole. Smaller capitalization and emerging growth companies may be particularly sensitive to changes in interest rates, borrowing costs and earnings.


30     Understanding Your Investment

  BOND QUALITY RISK. Bond quality risk is the risk that a bond will fall in value if a rating agency decreases or withdraws the bond's rating.

  PREPAYMENT RISK. When interest rates fall, among other factors, the issuer of a security may prepay their obligations earlier than expected. Such amounts will result in early distributions to the fund and such funds may be unable to reinvest such amounts at the yields originally invested which could adversely impact the funds and your trust. Certain bonds held by the funds include call provisions which expose such funds and your trust to call risk. Call risk is the risk that the issuer prepays or "calls" a bond before its stated maturity. An issuer might call a bond if interest rates, in general fall and the bond pays a higher interest rate or if it no longer needs the money for the original purpose. If an issuer calls a bond, a fund holding such bond will receive principal but future interest distributions will fall. Such fund might not be able to reinvest this principal at as high a yield. A bond's call price could be less than the price paid for the bond and could be below the bond's par value. Certain bonds may also be subject to extraordinary optional or mandatory redemptions if certain events occur, such as certain changes in tax laws, the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the bonds were used, and various other events.

  EXTENSION RISK. When interest rates rise, among other factors, issues of a security may pay off obligations more slowly than expected causing the value of such obligations to fall.

  MARKET DISCOUNT. Certain funds held by your trust may invest in bonds whose current market values were below the principal value on the purchase date. A primary reason for the market value of such bonds being less than the principal value is that the interest rate of such bonds is at a lower rate than the current market interest rates for comparable bonds. Bonds selling at market discounts tend to increase in market value as they approach maturity.

  PREMIUM BONDS. Certain funds held by your trust may invest in bonds whose current market values were above the principal value on the purchase date. A primary reason for the market value of such bonds being higher than the principal value is that the interest rate of such bonds is at a higher rate than the current market interest rates for comparable bonds. The current returns of bonds trading at a market premium are initially higher than the current returns of comparable bonds issued at currently prevailing interest rates because premium bonds tend to decrease in market value as they approach maturity when the principal value becomes payable. Because part of the purchase price is effectively returned not at maturity but through current income payments, early redemption of a premium bond at par or any other amount below the purchase price will result in a reduction in yield. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may occur at times when the bonds have a market value that represents a premium over par or, for original issue discount securities, a premium over the accreted value.

  MUNICIPAL BONDS. Certain funds held by your trust may invest in municipal bonds. Municipal bonds are debt obligations issued by states or by political subdivisions or authorities of states. Municipal bonds are typically designated as general obligation bonds, which are general obligations of a governmental entity that are backed by the taxing power of such entity, or revenue bonds, which are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. Municipal bonds are


                                            Understanding Your Investment     31
long-term fixed rate debt obligations that generally decline in value with increases in interest rates, when an issuer's financial condition worsens or when the rating on a bond is decreased. Many municipal bonds may be called or redeemed prior to their stated maturity, an event which is more likely to occur when interest rates fall. In such an occurrence, a fund may not be able to reinvest the money it receives in other bonds that have as high a yield or as long a maturity. Many municipal bonds are subject to continuing requirements as to the actual use of the bond proceeds or manner of operation of the project financed from bond proceeds that may affect the exemption of interest on such bonds from federal income taxation. The market for municipal bonds is generally less liquid than for other securities and therefore the price of municipal bonds may be more volatile and subject to greater price fluctuations than securities with greater liquidity. In addition, an issuer's ability to make income distributions generally depends on several factors including the financial condition of the issuer and general economic conditions. Any of these factors may negatively impact the price of municipal bonds held by a fund and would therefore impact the price of both the fund shares and your trust units.

  SOVEREIGN DEBT. Certain funds held by your trust may invest in sovereign debt. Sovereign debt instruments are subject to the risk that a governmental entity may delay or refuse to pay interest or repay principal on its sovereign debt, due, for example, to cash flow problems, insufficient foreign currency reserves, political considerations, the relative size of the governmental entity's debt position in relation to the economy or the failure to put in place required economic reforms. If a governmental entity defaults, it may ask for more time in which to pay or for further loans. There is no legal process for collecting sovereign debt that a government does not pay nor are there bankruptcy proceedings through which all or part of the sovereign debt that a governmental entity has not repaid may be collected.

  U.S. GOVERNMENT OBLIGATIONS RISK. Certain funds held by your trust may invest in obligations of the U.S. Government. Obligations of U.S. Government agencies, authorities, instrumentalities and sponsored enterprises have historically involved little risk of loss of principal if held to maturity. However, not all U.S. Government securities are backed by the full faith and credit of the United States. Obligations of certain agencies, authorities, instrumentalities and sponsored enterprises of the U.S. Government are backed by the full faith and credit of the United States (e.g., the Government National Mortgage Association); other obligations are backed by the right of the issuer to borrow from the U.S. Treasury (e.g., the Federal Home Loan Banks) and others are supported by the discretionary authority of the U.S. Government to purchase an agency's obligations. Still others are backed only by the credit of the agency, authority, instrumentality or sponsored enterprise issuing the obligation. No assurance can be given that the U.S. Government would provide financial support to any of these entities if it is not obligated to do so by law.

  U.S. TREASURY OBLIGATIONS. Certain funds held by your trust may invest in U.S. Treasury obligations. U.S. Treasury obligations are direct obligations of the United States which are backed by the full faith and credit of the United States. The value of U.S. Treasury obligations will be adversely affected by decreases in bond prices and increases in interest rates.

  HIGH YIELD OR "JUNK" SECURITIES. Certain funds held by your trust may invest in high yield securities or unrated securities. High yield, high risk securities are subject to greater market fluctuations


32     Understanding Your Investment
and risk of loss than securities with higher investment ratings. The value of these securities will decline significantly with increases in interest rates, not only because increases in rates generally decrease values, but also because increased rates may indicate an economic slowdown. An economic slowdown, or a reduction in an issuer's creditworthiness, may result in the issuer being unable to maintain earnings at a level sufficient to maintain interest and principal payments. High yield or "junk" securities, the generic names for securities rated below "BBB" by Standard & Poor's or "Baa" by Moody's, are frequently issued by corporations in the growth stage of their development or by established companies who are highly leveraged or whose operations or industries are depressed. Securities rated below BBB or Baa are considered speculative as these ratings indicate a quality of less than investment grade. Because high yield securities are generally subordinated obligations and are perceived by investors to be riskier than higher rated securities, their prices tend to fluctuate more than higher rated securities and are affected by short-term credit developments to a greater degree. The market for high-yield securities is smaller and less liquid than that for investment grade securities. High yield securities are generally not listed on a national securities exchange but trade in the over-the-counter markets. Due to the smaller, less liquid market for high yield securities, the bid-offer spread on such securities is generally greater than it is for investment grade securities and the purchase or sale of such securities may take longer to complete.

  SENIOR LOANS. Certain funds held by your trust may invest in senior loans and similar transactions. Senior loans are issued by banks, other financial institutions and other investors to corporations, partnerships, limited liability companies and other entities to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, debt refinancings and, to a lesser extent, for general operating and other purposes. An investment by the funds in senior loans and similar transactions involves risk that the borrowers under such transactions may default on their obligations to pay principal or interest when due. Although senior loans may be secured by specific collateral, there can be no assurance that liquidation of collateral would satisfy the borrower's obligation in the event of non-payment or that such collateral could be readily liquidated. Senior loans are typically structured as floating rate instruments in which the interest rate payable on the obligation fluctuates with interest rate changes. As a result, the yield on funds investing in senior loans will generally decline in a falling interest rate environment and increase in a rising interest rate environment. Senior loans are generally below investment grade quality and may be unrated at the time of investment; are generally not registered with the SEC or state securities commissions; and are generally not listed on any securities exchange. In addition, the amount of public information available on senior loans is generally less extensive than that available for other types of securities.

  CONVERTIBLE SECURITIES. Certain funds held by your trust may invest in convertible securities. Convertible securities generally offer lower interest or dividend yields than non-convertible fixed-income securities of similar credit quality because of the potential for capital appreciation. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, a convertible security's market value also tends to reflect the market price of the common stock of the issuing company, particularly when that stock price is greater than the convertible security's "conversion price." The conversion price is defined as the predetermined price or exchange


                                            Understanding Your Investment     33
ratio at which the convertible security can be converted or exchanged for the underlying common stock. As the market price of the underlying common stock declines below the conversion price, the price of the convertible security tends to be increasingly influenced more by the yield of the convertible security. Thus, it may not decline in price to the same extent as the underlying common stock. In the event of a liquidation of the issuing company, holders of convertible securities would be paid before that company's common stockholders. Consequently, an issuer's convertible securities generally entail less risk than its common stock. However, convertible securities fall below debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically unrated or rated lower than such debt obligations.

  Mandatory convertible securities are distinguished as a subset of convertible securities because the conversion is not optional and the conversion price at maturity is based solely upon the market price of the underlying common stock, which may be significantly less than par or the price (above or below par) paid. For these reasons, the risks associated with investing in mandatory convertible securities most closely resemble the risks inherent in common stocks. Mandatory convertible securities customarily pay a higher coupon yield to compensate for the potential risk of additional price volatility and loss upon conversion. Because the market price of a mandatory convertible security increasingly corresponds to the market price of its underlying common stock, as the convertible security approaches its conversion date, there can be no assurance that the higher coupon will compensate for a potential loss.

  FLOATING RATE INSTRUMENTS. Certain funds held by your trust may invest in floating rate securities. A floating rate security is an instrument in which the interest rate payable on the obligation fluctuates on a periodic basis based upon changes in a benchmark, often related to interest rates. As a result, the yield on such a security will generally decline with negative changes to the benchmark, causing your trust to experience a reduction in the income it receives from such securities. A sudden and significant increase in the applicable benchmark may increase the risk of payment defaults and cause a decline in the value of the security.

  ASSET-BACKED SECURITIES. Certain funds held by your trust may invest in asset-backed securities ("ABS"). ABS are securities backed by pools of loans or other receivables. ABS are created from many types of assets, including auto loans, credit card receivables, home equity loans, and student loans. ABS are issued through special purpose vehicles that are bankruptcy remote from the issuer of the collateral. The credit quality of an ABS transaction depends on the performance of the underlying assets. To protect ABS investors from the possibility that some borrowers could miss payments or even default on their loans, ABS include various forms of credit enhancement. Some ABS, particularly home equity loan transactions, are subject to interest rate risk and prepayment risk. A change in interest rates can affect the pace of payments on the underlying loans, which in turn, affects total return on the securities. ABS also carry credit or default risk. If many borrowers on the underlying loans default, losses could exceed the credit enhancement level and result in losses to investors in an ABS transaction. Finally, ABS have structure risk due to a unique characteristic known as early amortization, or early payout, risk. Built into the structure of most ABS are triggers for early payout, designed to protect investors from losses. These triggers are unique to each transaction and can include: a big rise in defaults on the underlying loans, a sharp drop in the credit


34     Understanding Your Investment
enhancement level, or even the bankruptcy of the originator. Once early amortization begins, all incoming loan payments (after expenses are paid) are used to pay investors as quickly as possible based upon a predetermined priority of payment.

  MORTGAGE-BACKED SECURITIES. Certain funds held by your trust may invest in mortgage-backed securities. Mortgage-backed securities are a type of ABS representing direct or indirect participations in, or are secured by and payable from, mortgage loans secured by real property and can include single- and multi-class pass-through securities and collateralized mortgage obligations. Mortgage-backed securities are based on different types of mortgages, including those on commercial real estate or residential properties. These securities often have stated maturities of up to thirty years when they are issued, depending upon the length of the mortgages underlying the securities. In practice, however, unscheduled or early payments of principal and interest on the underlying mortgages may make the securities' effective maturity shorter than this. Rising interest rates tend to extend the duration of mortgage-backed securities, making them more sensitive to changes in interest rates, and may reduce the market value of the securities. In addition, mortgage-backed securities are subject to prepayment risk, the risk that borrowers may pay off their mortgages sooner than expected, particularly when interest rates decline. This can reduce the funds', and therefore your trust's, returns because the funds may have to reinvest that money at lower prevailing interest rates.

  RESTRICTED SECURITIES. Certain funds held by your trust may invest in securities that may only be resold pursuant to Rule 144A under the Securities Act of 1933. Such securities may not be readily marketable. Restricted securities may be sold only to purchasers meeting certain eligibility requirements in privately negotiated transactions or in a public offering with respect to which a registration statement is in effect under the Securities Act. Where registration of such securities under the Securities Act is required, a fund may be obligated to pay all or part of the registration expenses and a considerable period may elapse between the time of the decision to sell and the time the fund may be permitted to sell a security under an effective registration statement. If, during such a period, adverse market conditions were to develop, the fund might obtain a less favorable price than that which prevailed when it decided to sell.

  LIQUIDITY RISK. Liquidity risk is the risk that the value of a security will fall if trading in the security is limited or absent. No one can guarantee that a liquid trading market will exist for any security.

  COVERED CALL OPTION STRATEGIES. Certain funds held by your trust may invest using covered call option strategies. You should understand the risks of these strategies before you invest. In employing a covered call strategy, a closed-end fund will generally write (sell) call options on a significant portion of the fund's managed assets. These call options will give the option holder the right, but not the obligation, to purchase a security from the fund at the strike price on or prior to the option's expiration date. The ability to successfully implement the fund's investment strategy depends on the fund adviser's ability to predict pertinent market movements, which cannot be assured. Thus, the use of options may require a fund to sell portfolio securities at inopportune times or for prices other than current market values, may limit the amount of appreciation the fund can realize on an investment, or may cause the fund to hold a security that it might otherwise sell. The writer (seller) of an option has no control over the time when it may be required to fulfill its obligation as a writer (seller) of the option. Once an option writer (seller)


                                            Understanding Your Investment     35
has received an exercise notice, it cannot effect a closing purchase transaction in order to terminate its obligation under the option and must deliver the underlying security at the exercise price. As the writer (seller) of a covered call option, a fund forgoes, during the option's life, the opportunity to profit from increases in the market value of the security underlying the call option above the sum of the premium and the strike price of the call option, but has retained the risk of loss should the price of the underlying security decline. The value of the options written (sold) by a fund, which will be marked-to-market on a daily basis, will be affected by changes in the value and dividend rates of the underlying securities, an increase in interest rates, changes in the actual or perceived volatility of securities markets and the underlying securities and the remaining time to the options' expiration. The value of the options may also be adversely affected if the market for the options becomes less liquid or smaller.

  An option is generally considered "covered" if a fund owns the security underlying the call option or has an absolute and immediate right to acquire that security without additional cash consideration (or, if required, liquid cash or other assets are segregated by the fund) upon conversion or exchange of other securities held by the fund. In certain cases, a call option may also be considered covered if a fund holds a call option on the same security as the call option written (sold) provided that certain conditions are met. By writing (selling) covered call options, a fund generally seeks to generate income, in the form of the premiums received for writing (selling) the call options. Investment income paid by a fund to its shareholders (such as your trust) may be derived primarily from the premiums it receives from writing (selling) call options and, to a lesser extent, from the dividends and interest it receives from the equity securities or other investments held in the fund's portfolio and short-term gains thereon. Premiums from writing (selling) call options and dividends and interest payments made by the securities in a fund's portfolio can vary widely over time.

  PREFERRED SECURITIES. Certain funds held by your trust may invest in preferred securities including preferred stocks, trust preferred securities or other similar securities. Preferred stocks are unique securities that combine some of the characteristics of both common stocks and bonds. Preferred stocks generally pay a fixed rate of return and are sold on the basis of current yield, like bonds. However, because they are equity securities, preferred stocks provide equity ownership of a company and the income is paid in the form of dividends. Preferred stocks typically have a yield advantage over common stocks as well as comparably-rated fixed income investments. Preferred stocks are typically subordinated to bonds and other debt instruments in a company's capital structure, in terms of priority to corporate income, and therefore will be subject to greater credit risk than those debt instruments.

  Trust preferred securities are limited-life preferred securities typically issued by corporations, generally in the form of interest-bearing notes or preferred securities, or by an affiliated business trust of a corporation, generally in the form of beneficial interests in subordinated debentures or similarly structured securities. Distribution payments of trust preferred securities generally coincide with interest payments on the underlying obligations. Trust preferred securities generally have a yield advantage over traditional preferred stocks, but unlike preferred stocks, in some cases distributions are treated as interest rather than dividends for federal income tax purposes and therefore, are not eligible for the dividends-received deduction. Trust preferred securities


36     Understanding Your Investment
prices fluctuate for several reasons including changes in investors' perception of the financial condition of an issuer or the general condition of the market for trust preferred securities, or when political or economic events affecting the issuers occur. Trust preferred securities are also sensitive to interest rate fluctuations, as the cost of capital rises and borrowing costs increase in a rising interest rate environment and the risk that a trust preferred security may be called for redemption in a falling interest rate environment. Trust preferred securities are also subject to unique risks which include the fact that dividend payments will only be paid if interest payments on the underlying obligations are made, which interest payments are dependent on the financial condition of the issuer and may be deferred for up to 20 consecutive quarters. During any deferral period, investors are generally taxed as if they had received current income. In such a case, an investor will have income taxes due prior to receiving cash distributions to pay such taxes. In addition, the underlying obligations, and thus the trust preferred securities, may be prepaid after a stated call date or as a result of certain tax or regulatory events. Preferred securities are typically subordinated to bonds and other debt instruments in a company's capital structure, in terms of priority to corporate income, and therefore will be subject to greater credit risk than those debt instruments.

  REAL ESTATE RELATED SECURITIES. Your trust and/or certain funds held by your trust may invest in securities providing exposure to real estate investments. Risks associated with the ownership of real estate include, among other factors, changes in general U.S., global and local economic conditions, decline in real estate values, changes in the financial health of tenants, overbuilding and increased competition for tenants, oversupply of properties for sale, changing demographics, changes in interest rates, tax rates and other operating expenses, changes in government regulations, faulty construction and the ongoing need for capital improvements, regulatory and judicial requirements, including relating to liability for environmental hazards, changes in neighborhood values and buyer demand, and the unavailability of construction financing or mortgage loans at rates acceptable to developers.

  REAL ESTATE INVESTMENT TRUSTS. Your trust and/or certain funds held by your trust may invest in securities issued by real estate investment trusts ("REITs"). Many factors can have an adverse impact on the performance of a particular REIT, including its cash available for distribution, the credit quality of a particular REIT or the real estate industry generally. The success of a REIT depends on various factors, including the occupancy and rent levels, appreciation of the underlying property and the ability to raise rents on those properties. Economic recession, overbuilding, tax law changes, higher interest rates or excessive speculation can all negatively impact REITs, their future earnings and share prices. Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and REITs in particular. Properties owned by a REIT may not be adequately insured against certain losses and may be subject to significant environmental liabilities, including remediation costs. You should also be aware that REITs may not be diversified and are subject to the risks of financing projects. The real estate industry may be cyclical, and, if a fund acquires REIT securities at or near the top of the cycle, there is increased risk of a decline in value of the REIT securities. Recent demand for certain types of real estate may have inflated the value of real estate. This may increase the risk of a substantial decline in the value of such real estate and increase the risk of a decline


                                            Understanding Your Investment     37
in the value of the securities. REITs are also subject to defaults by borrowers and the market's perception of the REIT industry generally. Because of their structure, and a current legal requirement that they distribute at least 90% of their taxable income to shareholders annually, REITs require frequent amounts of new funding, through both borrowing money and issuing stock. Thus, REITs historically have frequently issued substantial amounts of new equity shares (or equivalents) to purchase or build new properties. This may have adversely affected REIT equity share market prices. Both existing and new share issuances may have an adverse effect on these prices in the future, especially if REITs continue to issue stock when real estate prices are relatively high and stock prices are relatively low.

  MLPS. Your trust and/or certain funds held by your trust may invest in master limited partnerships ("MLPs"). MLPs are limited partnership or limited liability companies that are generally taxed as partnership whose interests are generally traded on securities exchanges. An MLP consists of a general partner and limited partners. The general partner manages the partnership, has an ownership stake in the partnership and is eligible to receive an incentive distribution. The limited partners provide capital to the partnership, have a limited (if any) role in the operation and management of the partnership and receive cash distributions. Unlike stockholders of a corporation, limited partners do not elect directors annually and generally have the right to vote only on certain significant events, such as mergers, a sale of substantially all of the partnership assets, removal of the general partner or material amendments to the partnership agreement. Limited partners generally have first right to a minimum quarterly distribution prior to distributions to the convertible subordinated unit holders or the general partner (including incentive distributions) and typically have arrearage rights if the minimum quarterly distribution is not met. Most MLPs generally operate in the energy natural resources or real estate sector and are subject to the risks generally applicable to companies in those sectors. Those risks include, but are not limited to, commodity pricing risk, supply and demand risk, depletion risk and exploration risk. MLPs are also subject to the risk that authorities could challenge the tax treatment of MLPs for federal income tax purposes which could have a negative impact on the after-tax income available for distribution by the MLPs and/or the value of your trust's investments.

  DERIVATIVES RISK. Certain funds held by your trust may engage in transactions in derivatives. Derivatives are subject to counterparty risk which is the risk that the other party in a transaction may be unable or unwilling to meet obligations when due. Use of derivatives may increase volatility of a fund and your trust and reduce returns. Fluctuations in the value of derivatives may not correspond with fluctuations of underlying exposures. Unanticipated market movements could result in significant losses on derivative positions including greater losses than amounts originally invested and potentially unlimited losses in the case of certain derivatives. There are no assurances that there will be a secondary market available in any derivative position which could result in illiquidity and the inability of a fund to liquidate or terminate positions as valued. Valuation of derivative positions may be difficult and increase during times of market turmoil. Certain derivatives may be used as a hedge against other securities positions however hedging can be subject to the risk of imperfect alignment and there are no assurances that a hedge will be achieved as intended which can pose significant loss to a fund and your trust. Recent legislation has called for significant increases to the regulation of the derivatives market. Regulatory changes and rulemaking is ongoing


38     Understanding Your Investment
and the full impact may not be known for some time. This increased regulation may make derivatives more costly, limit the availability of derivatives or otherwise adversely affect the value or performance of derivatives. Examples of increased regulation include, but are not limited to the imposition of clearing and reporting requirements on transactions that fall within the definition of "swap" and "security-based swap", increased recordkeeping and reporting requirements, changing definitional and registration requirements, and changes to the way that funds' use of derivatives is regulated. We cannot predict the effects of any new governmental regulation that may be implemented on the ability of a fund to use any financial derivative product, and there can be no assurance that any new governmental regulation will not adversely affect a fund's ability to achieve its investment objective. The federal income tax treatment of a derivative may not be as favorable as a direct investment in the asset that a derivative provides exposure to which may adversely impact the timing, character and amount of income a fund realizes from its investment. The tax treatment of certain derivatives is unsettled and may be subject to future legislation, regulation or administrative pronouncements.

  SWAPS. Certain funds held by your trust may invest in swaps. In addition to general risks associated with derivatives described above, swap agreements involve the risk that the party with whom a fund has entered into the swap will default on its obligation to pay a fund and the risk that a fund will not be able to meet its obligations to pay the other party to the agreement. Swaps entered into by a fund may include, but are not limited to, interest rate swaps, total return swaps and/or credit default swaps. In an interest rate swap transaction, two parties exchange rights to receive interest payments, such as exchanging the right to receive floating rate payments based on a reference interest rate for the right to receive fixed rate payments. In addition to the general risks associated with derivatives and swaps described above, interest rate swaps are subject to interest rate risk and credit risk. In a total return swap transaction, one party agrees to pay another party an amount equal to the total return on a reference asset during a specified period of time in return for periodic payments based on a fixed or variable interest rate or on the total return from a different reference asset. In addition to the general risks associated with derivatives and swaps described above, total return swaps could result in losses if the reference asset does not perform as anticipated and these swaps can have the potential for unlimited losses. In a credit default swap transaction, one party makes one or more payments over the term of the contract to the counterparty, provided that no event of default with respect to a specific obligation or issuer has occurred. In return, upon any event of default, such party would receive from the counterparty a payment equal to the par (or other agreed-upon) value of such specified obligation. In addition to general risks associated with derivatives and swaps described above, credit default swaps involve special risks because they are difficult to value, are highly susceptible to liquidity and credit risk, and generally pay a return to the party that has paid the premium only in the event of an actual default by the issuer of the underlying obligation (as opposed to a credit downgrade or other indication of financial difficulty).

  FORWARD FOREIGN CURRENCY EXCHANGE CONTRACTS. Certain funds held by your trust may may engage in forward foreign currency exchange transactions. Forward foreign exchange transactions are contracts to purchase or sell a specified amount of a specified currency or multinational currency unit at a price and future date set at the time of the contract. Forward foreign currency exchange contracts do not eliminate fluctuations in the value of


                                            Understanding Your Investment     39
non-U.S. securities but rather allow a fund to establish a fixed rate of exchange for a future point in time. This strategy can have the effect of reducing returns and minimizing opportunities for gain.

  INDEXED AND INVERSE SECURITIES. Certain funds held by your trust may invest in indexed and inverse securities. In addition to general risks associated with derivatives described above, indexed and inverse securities are subject to risk with respect to the value of the particular index. These securities are subject to leverage risk and correlation risk. Certain indexed and inverse securities have greater sensitivity to changes in interest rates or index levels than other securities, and a fund's investment in such instruments may decline significantly in value if interest rates or index levels move in a way a fund's management does not anticipate.

  FUTURES. Certain funds held by your trust may engage in futures transactions. In addition to general risks associated with derivatives described above, the primary risks associated with the use of futures contracts and options are (a) the imperfect correlation between the change in market value of the instruments held by a fund and the price of the futures contract or option; (b) possible lack of a liquid secondary market for a futures contract and the resulting inability to close a futures contract when desired; (c) losses caused by unanticipated market movements, which are potentially unlimited; (d) the investment adviser's inability to predict correctly the direction of securities prices, interest rates, currency exchange rates and other economic factors; and (e) the possibility that the counterparty will default in the performance of its obligations. While futures contracts are generally liquid instruments, under certain market conditions they may become illiquid. Futures exchanges may impose daily or intra-day price change limits and/or limit the volume of trading. Additionally, government regulation may further reduce liquidity through similar trading restrictions.

  OPTIONS. Certain funds held by your trust may engage in options transactions. In addition to general risks associated with derivatives described above, options are considered speculative. When a fund purchases an option, it may lose the premium paid for it if the price of the underlying security or other assets decreased or remained the same (in the case of a call option) or increased or remained the same (in the case of a put option). If a put or call option purchased by a fund were permitted to expire without being sold or exercised, its premium would represent a loss to a fund. To the extent that a fund writes or sells an option, if the decline or increase in the underlying asset is significantly below or above the exercise price of the written option, a fund could experience substantial and potentially unlimited losses.

  REPURCHASE AGREEMENT RISK. If the other party to a repurchase agreement defaults on its obligation under such agreement, a fund may suffer delays and incur costs or lose money in exercising its rights under the agreement. If the seller fails to repurchase the security under a repurchase agreement and the market value of such security declines, such fund may lose money.

  SHORT SALES RISK. Certain funds held by your trust may engage in short sales. Because making short sales in securities that it does not own exposes a fund to the risks associated with those securities, such short sales involve speculative exposure risk. A fund will incur a loss as a result of a short sale if the price of the security increases between the date of the short sale and the date on which such fund replaces the security sold short. A fund will realize a gain if the security declines in price between those dates. As a result, if a fund makes short sales in securities that increase in value, it will likely


40     Understanding Your Investment
underperform similar funds that do not make short sales in securities they do not own. There can be no assurance that a fund will be able to close out a short sale position at any particular time or at an acceptable price. Although a fund's gain is limited to the amount at which it sold a security short, its potential loss is limited only by the maximum attainable price of the security, less the price at which the security was sold. Short sale transactions involve leverage because they can provide investment exposure in an amount exceeding the initial investment. A fund may also pay transaction costs and borrowing fees in connection with short sales.

  COMMODITIES. Certain funds held by your trust may have exposure to the commodities market. This exposure could expose such funds and your trust to greater volatility than investment in other securities. The value of investments providing commodity exposure may be affected by changes in overall market movements, commodity index volatility, changes in interest rates, or factors affecting a particular industry or commodity, such as drought, floods, weather, embargoes, tariffs and international economic, political and regulatory developments.

  MONEY MARKET SECURITIES. Certain funds held by your trust may invest in money market securities. If market conditions improve while a fund has temporarily invested some or all of its assets in high quality money market securities, this strategy could result in reducing the potential gain from the market upswing, thus reducing a fund's opportunity to achieve its investment objective.

  LEGISLATION/LITIGATION. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the securities held by your trust or underlying funds. In addition, litigation regarding any of the issuers of the securities or of the industries represented by these issuers may negatively impact the share prices of these securities. No one can predict what impact any pending or threatened litigation will have on the share prices of the securities.

  NO FDIC GUARANTEE. An investment in your trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

                                CLOSED-END FUNDS

  Closed-end funds are a type of investment company that holds an actively managed portfolio of securities. Closed-end funds issue shares in "closed-end" offerings which generally trade on a stock exchange (although some closed-end fund shares are not listed on a securities exchange). Since closed-end funds maintain a relatively fixed pool of investment capital, portfolio managers may be better able to adhere to their investment philosophies through greater flexibility and control. In addition, closed-end funds don't have to manage fund liquidity to meet potentially large redemptions.

  Closed-end funds are subject to various risks, including management's ability to meet the closed-end fund's investment objective, and to manage the closed-end fund portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding closed-end funds or their underlying investments change.

  Shares of closed-end funds frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of closed-end fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.


                                            Understanding Your Investment     41

  Certain of the closed-end funds included in your trust may employ the use of leverage in their portfolios through the issuance of preferred stock. While leverage often serves to increase the yield of a closed-end fund, this leverage also subjects the closed-end fund to increased risks. These risks may include the likelihood of increased volatility and the possibility that the closed-end fund's common share income will fall if the dividend rate on the preferred shares or the interest rate on any borrowings rises. The use of leverage may cause a closed-end fund to liquidate portfolio positions when it may not be advantageous to do so to satisfy its obligations or to meet any required asset segregation requirements.

  Certain closed-end funds held by your trust may engage in borrowing. Borrowing may exaggerate changes in the net asset value of a fund's shares and in the return on a fund's portfolio. Borrowing will cost a fund interest expense and other fees. The costs of borrowing may reduce a fund's return. Borrowing may cause a fund to liquidate positions when it may not be advantageous to do so to satisfy its obligations.

  Certain closed-end funds held by your trust may engage in securities lending. Securities lending involves the risk that the borrower may fail to return the securities in a timely manner or at all. As a result, a fund could lose money and there may be a delay in recovering the loaned securities. A fund could also lose money if it does not recover the securities and/or the value of the collateral falls, including the value of investments made with cash collateral. These events could trigger adverse tax consequences for a fund.

  Only the trustee may vote the shares of the closed-end funds held in your trust. The trustee will vote the shares in the same general proportion as shares held by other shareholders of each fund. Your trust may be required, however, to reject any offer for securities or other property in exchange for portfolio securities as described under "How the Trust Works--Changing Your Portfolio."

                               HOW THE TRUST WORKS

  YOUR TRUST. Your trust is a unit investment trust registered under the Investment Company Act of 1940. We created your trust under a trust agreement between Advisors Asset Management, Inc. (as depositor/sponsor, evaluator and supervisor) and The Bank of New York Mellon (as trustee). To create your trust, we deposited securities with the trustee (or contracts to purchase securities along with an irrevocable letter of credit or other consideration to pay for the securities). In exchange, the trustee delivered units of your trust to us.
Each unit represents an undivided interest in the assets of your trust. These units remain outstanding until redeemed or until your trust terminates. At the close of the New York Stock Exchange on your trust's inception date, the number of units may be adjusted so that the public offering price per unit equals $10. The number of units and fractional interest of each unit in your trust will increase or decrease to the extent of any adjustment.

  CHANGING YOUR PORTFOLIO. Your trust is not a managed fund. Unlike a managed fund, we designed your portfolio to remain relatively fixed. Your trust will generally buy and sell securities:

  *  to pay expenses,

  *  to issue additional units or redeem units,

  * to take actions in response to certain corporate actions and other events impacting portfolio securities,

  *  in limited circumstances to protect the trust,


42     Understanding Your Investment

  * to make required distributions or avoid imposition of taxes on the trust, or

  *  as permitted by the trust agreement.

  When your trust sells securities, the composition and diversification of the securities in the portfolio may be altered. If a public tender offer has been made for a security or a merger, acquisition or similar transaction has been announced affecting a security, the sponsor may direct the trustee to sell the security or accept a tender offer if the supervisor determines that the action is in the best interest of unitholders. The trustee will distribute any available cash proceeds to unitholders.

  If an offer by the issuer of any of the portfolio securities or any other party is made to issue new securities, or to exchange securities, for trust portfolio securities, the trustee will reject the offer unless your trust is a "regulated investment company" for tax purposes (see "Essential Information--Tax Structure" in the "Investment Summary" section for your trust in this prospectus). If your trust is a "regulated investment company" for tax purposes and an offer by the issuer of any of the portfolio securities or any other party is made to issue new securities, or to exchange securities, for trust portfolio securities, the trustee may either vote for or against, or accept or reject, any offer for new or exchanged securities or property in exchange for a trust portfolio security at the direction of the sponsor.

  If any issuance, exchange or substitution of new or exchanged securities or property in exchange for a trust portfolio security occurs (regardless of any action or rejection by a trust), any securities and/or property received will be deposited into the trust and will be promptly sold by the trustee pursuant to the sponsor's direction, unless the sponsor advises the trustee to keep such securities or property.

  If any contract for the purchase of securities fails, the sponsor will refund the cash and sales fee attributable to the failed contract to unitholders on or before the next distribution date unless substantially all of the moneys held to cover the purchase are reinvested in substitute securities in accordance with the trust agreement. If your trust is a "regulated investment company" for tax purposes, the sponsor may direct the reinvestment of security sale proceeds if the sale is the direct result of serious adverse credit factors which, in the opinion of the supervisor, would make retention of the securities detrimental to the trust. In such a case, the sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in the trust on the trust's inception date. The sponsor may also instruct the trustee to take action necessary to ensure that a portfolio continues to satisfy the qualifications of a "regulated investment company" for tax purposes. Your trust will not participate in rights offerings of closed-end funds, if any.

  We will increase the size of your trust as we sell units. When we create additional units, we will seek to replicate the existing portfolio to the extent practicable. When your trust buys securities, it may pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time we create units and the time your trust buys the securities. When your trust buys or sells securities, we may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with us, your trust or the trustee.


                                            Understanding Your Investment     43

  Pursuant to an exemptive order, your trust may be able to purchase securities from other trusts that we sponsor when we create additional units. Your trust may also be able to sell securities to other trusts that we sponsor to satisfy unit redemption, pay deferred sales charges or expenses, in connection with periodic tax compliance or in connection with the termination of your trust. The exemption may enable each trust to eliminate commission costs on these transactions. The price for those securities will be the closing price on the sale date on the exchange where the securities are principally traded as certified by us to the trustee.

  AMENDING THE TRUST AGREEMENT. The sponsor and the trustee can change the trust agreement without your consent to correct any provision that may be defective or to make other provisions that will not materially adversely affect your interest (as determined by the sponsor and the trustee). We cannot change this agreement to reduce your interest in your trust without your consent. Investors owning two-thirds of the units in your trust may vote to change this agreement.

  TERMINATION OF YOUR TRUST. Your trust will terminate on the termination date set forth under "Essential Information" in the "Investment Summary" section of this prospectus for your trust. The trustee may terminate your trust early if the value of the trust is less than 40% of the original value of the securities in your trust at the time of deposit. At this size, the expenses of your trust may create an undue burden on your investment. Investors owning two-thirds of the units in your trust may also vote to terminate the trust early. The trustee will liquidate your trust in the event that a sufficient number of units not yet sold to the public are tendered for redemption so that the net worth of your trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the trust. If this happens, we will refund any sales charge that you paid.

  The trustee will notify you of any termination and sell any remaining securities. The trustee will send your final distribution to you within a reasonable time following liquidation of all the securities after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units.

  THE SPONSOR.  The sponsor of your trust is Advisors Asset Management, Inc.
We are a broker-dealer specializing in providing trading and support services to broker-dealers, registered representatives, investment advisers and other financial professionals. Our headquarters are located at 18925 Base Camp Road, Monument, Colorado 80132. You can contact our unit investment trust division at 8100 East 22nd Street North, Building 800, Suite 102, Wichita, Kansas 67226 or by using the contacts listed on the back cover of this prospectus. AAM is a registered broker-dealer and investment adviser, a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and Securities Investor Protection Corporation (SIPC) and a registrant of the Municipal Securities Rulemaking Board
(MSRB). If we fail to or cannot perform our duties as sponsor or become bankrupt, the trustee may replace us, continue to operate your trust without a sponsor, or terminate your trust.

  We and your trust have adopted a code of ethics requiring our employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your trust.


44     Understanding Your Investment

  The sponsor or an affiliate may use the list of securities in your trust in its independent capacity (which may include acting as an investment adviser or broker-dealer) and distribute this information to various individuals and entities. The sponsor or an affiliate may recommend or effect transactions in the securities. This may also have an impact on the price your trust pays for the securities and the price received upon unit redemption or trust termination. The sponsor may act as agent or principal in connection with the purchase and sale of securities, including those held by your trust, and may act as a specialist market maker in the securities. The sponsor may also issue reports and make recommendations on the securities in your trust. The sponsor or an affiliate may have participated in a public offering of one or more of the securities in your trust. The sponsor, an affiliate or their employees may have a long or short position in these securities or related securities. An officer, director or employee of the sponsor or an affiliate may be an officer or director for the issuers of the securities.

  THE TRUSTEE. The Bank of New York Mellon is the trustee of your trust with its principal unit investment trust division offices located at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217. You can contact the trustee by calling the telephone number on the back cover of this prospectus or by writing to its unit investment trust office. We may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying us and investors.

  HOW WE DISTRIBUTE UNITS. We sell units to the public through broker-dealers and other firms. These distribution firms each pay part of the sales fee when they sell units. During the initial offering period, the broker-dealer concession or agency commission for broker-dealers and other firms is as follows:

       TRANSACTION             CONCESSION OR
         AMOUNT:             AGENCY COMMISSION:
     ------------------------------------------

     Less than $50,000             2.25%
     $50,000 - $99,999             2.00
     $100,000 - $249,999           1.75
     $250,000 - $499,999           1.50
     $500,000 - $999,999           1.25
     $1,000,000 or more            0.70

  We apply these concessions or agency commissions as a percent of the public offering price per unit at the time of the transaction. The broker-dealer concession or agency commission is 65% of the sales fee for secondary market sales. For transactions involving unitholders of other unit investment trusts who use their redemption or termination proceeds to purchase units of your trust, the broker-dealer concession or agency commission is 1.30% of the public offering price per unit. No broker-dealer concession or agency commission is paid to broker-dealers, investment advisers or other selling firms in connection with unit sales in Fee Accounts subject to a Wrap Fee.

  Broker-dealers and other firms that sell units of certain unit investment trusts for which AAM acts as sponsor are eligible to receive additional compensation for volume sales. The sponsor offers two separate volume concession structures for certain trusts that are referred to as "Volume Concession A" and "Volume Concession B." The trusts offered in this prospectus are Volume Concession A trusts. Broker-dealers and other firms that sell units of any Volume Concession A trust are eligible to receive the additional compensation described below. Such payments will be in addition to the regular concessions paid to firms as set forth in the applicable trust's prospectus.


                                            Understanding Your Investment     45

The additional concession is based on total initial offering period sales of all Volume Concession A trusts during a calendar quarter as set forth in the following table:

       INITIAL OFFERING PERIOD SALES                  VOLUME
          DURING CALENDAR QUARTER                   CONCESSION
     ---------------------------------------------------------

     Less than $10,000,000                            0.000%
     $10,000,000 but less than $25,000,000            0.050
     $25,000,000 but less than $50,000,000            0.100
     $50,000,000 but less than $75,000,000            0.110
     $75,000,000 but less than $100,000,000           0.120
     $100,000,000 but less than $250,000,000          0.125
     $250,000,000 but less than $500,000,000          0.135
     $500,000,000 or more                             0.150

  This volume concession will be paid on units of all Volume Concession A trusts sold in the initial offering period, except as described below. For a trust to be eligible for this additional Volume Concession A compensation for calendar quarter sales, the trust's prospectus must include disclosure related to this additional Volume Concession A compensation; a trust is not eligible for this additional Volume Concession A compensation if the prospectus for such trust does not include disclosure related to this additional Volume Concession A compensation. Broker-dealer firms will not receive additional compensation unless they sell at least $10.0 million of units of Volume Concession A trusts during a calendar quarter. For example, if a firm sells $9.5 million of units of Volume Concession A trusts in the initial offering period during a calendar quarter, the firm will not receive any additional compensation with respect to such trusts. Once a firm reaches a particular breakpoint during a quarter, the firm will receive the stated volume concession on all initial offering period sales of Volume Concession A trusts during the applicable quarter. For example, if a firm sells $12.5 million of units of Volume Concession A trusts in the initial offering period during a calendar quarter, the firm will receive additional compensation of 0.05% of $12.5 million and if a firm sells $27.0 million of units of Volume Concession A trusts in the initial offering period during a calendar quarter, the firm will receive additional compensation of 0.100% of $27.0 million.

  In addition, dealer firms will not receive volume concessions on the sale of units which are not subject to a transactional sales charge. However, such sales will be included in determining whether a firm has met the sales level breakpoints for volume concessions subject to the policies of the related selling firm. Secondary market sales of all unit trusts are excluded for purposes of these volume concessions. We will pay these amounts out of our own assets within a reasonable time following each calendar quarter.

  Any sales fee discount is borne by the broker-dealer or selling firm out of the broker-dealer concession or agency commission. We reserve the right to change the amount of concessions or agency commissions from time to time.

  We currently may provide, at our own expense and out of our own profits, additional compensation and benefits to broker-dealers who sell units of your trust and our other products. This compensation is intended to result in additional sales of our products and/or compensate broker-dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of our products by the intermediary or its agents, the placing of our products on a preferred or recommended product list and access to an intermediary's personnel. We may make these payments for marketing, promotional or related


46     Understanding Your Investment
expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of our products. We make such payments to a substantial majority of intermediaries that sell our products. We may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing or purchasing trading systems to process unit trades. Payments of such additional compensation described in this paragraph and the volume concessions described above, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend our products, including your trust, over other products. These arrangements will not change the price you pay for your units.

  We generally register units for sale in various states in the U.S. We do not register units for sale in any foreign country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.

  We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units. The amount of our profit or loss on the initial deposit of securities into your trust is shown in the "Notes to Portfolio" section for your trust.

                      TAXES--REGULATED INVESTMENT COMPANIES

  This section summarizes some of the main U.S. federal income tax consequences of owning units of your trust if your trust intends to qualify as a "regulated investment company" under federal tax laws. The tax structure of your trust is set forth under "Essential Information--Tax Structure" in the "Investment Summary" section for your trust in this prospectus.

  This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

  This federal income tax summary is based in part on the advice of counsel to the sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in your trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

  As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

  TRUST STATUS. Your trust intends to qualify as a "regulated investment company" under the federal tax laws. If your trust qualifies as a regulated investment company and distributes its income as required by the tax law, your trust generally will


                                            Understanding Your Investment     47
not pay federal income taxes. If your trust invests in a partnership, an adverse federal income tax audit of that partnership could result in the trust being required to pay federal income tax or pay a deficiency dividend (without having received additional cash).

  DISTRIBUTIONS. Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates your trust's distributions into three categories, ordinary income distributions, capital gain dividends and return of capital. Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below, certain ordinary income distributions received from your trust may be taxed at the capital gains tax rates. Generally, you will treat all capital gain dividends as long-term capital gains regardless of how long you have owned your units. To determine your actual tax liability for your capital gain dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, your trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. A return of capital, although not initially taxable to you, will result in a reduction in the basis in your units and subsequently result in higher levels of taxable capital gains in the future. In addition, if the non-dividend distribution exceeds your basis in your units, you will have long-term or short-term gain depending upon your holding period. The tax status of your distributions from your trust is not affected by whether you reinvest your distributions in additional units or receive them in cash. The income from your trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales fee, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year. Income from your trust may also be subject to a 3.8 percent "medicare tax." This tax generally applies to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

  DIVIDENDS RECEIVED DEDUCTION. A corporation that owns units generally will not be entitled to the dividends received deduction with respect to many dividends received from your trust because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on units that are attributable to qualifying dividends received by your trust from certain corporations may be reported by the trust as being eligible for the dividends received deduction.

  SALE OR REDEMPTION OF UNITS. If you sell or redeem your units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your units from the amount you receive in the transaction. Your tax basis in your units is generally equal to the cost of your units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your units.

  CAPITAL GAINS AND LOSSES AND CERTAIN ORDINARY INCOME DIVIDENDS. If you are an individual, the maximum marginal stated federal tax rate for net capital gain is generally 20% for taxpayers in the 39.6% tax bracket, 15% for taxpayers in the 25%, 28%, 33% and 35% tax brackets and 0% for taxpayers in the 10% and 15% tax brackets. Some portion of your capital


48     Understanding Your Investment
gain dividends may be subject to higher maximum marginal stated federal income tax rates. Some portion of your capital gain dividends may be attributable to the trust's interest in a master limited partnership which may be subject to a maximum marginal stated federal income tax rate of 28%, rather than the rates set forth above. In addition, capital gain received from assets held for more than one year that is considered "unrecaptured section 1250 gain" (which may be the case, for example, with some capital gains attributable to equity interests in real estate investment trusts that constitute interests in entities treated as real estate investment trusts for federal income tax purposes) is taxed at a maximum stated tax rate of 25%. In the case of capital gain dividends, the determination of which portion of the capital gain dividend, if any, is subject to the 28% tax rate or the 25% tax rate, will be made based on rules prescribed by the United States Treasury. Capital gains may also be subject to the "medicare tax" described above.

  Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. However, if you receive a capital gain dividend from your trust and sell your unit at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

  Ordinary income dividends received by an individual unitholder from a regulated investment company such as your trust are generally taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by your trust itself. Distributions with respect to shares in real estate investment trusts are qualifying dividends only in limited circumstances. Your trust will provide notice to its unitholders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

  IN-KIND DISTRIBUTIONS. Under certain circumstances, as described in this prospectus, you may receive an in-kind distribution of trust securities when you redeem units or when your trust terminates. This distribution will be treated as a sale for federal income tax purposes and you will generally recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received. The Internal Revenue Service could however assert that a loss could not be currently deducted.

  ROLLOVERS AND EXCHANGES. If you elect to have your proceeds from your trust rolled over into a future trust, the exchange would generally be considered a sale for federal income tax purposes.

  DEDUCTIBILITY OF TRUST EXPENSES. Expenses incurred and deducted by your trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these trust expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to


                                            Understanding Your Investment     49
the extent that all of these deductions exceed 2% of the individual's adjusted gross income. Some individuals may also be subject to further limitations on the amount of their itemized deductions, depending on their income.

  FOREIGN TAX CREDIT. If your trust invests in any foreign securities, the tax statement that you receive may include an item showing foreign taxes your trust paid to other countries. In this case, dividends taxed to you will include your share of the taxes your trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

  INVESTMENTS IN CERTAIN FOREIGN CORPORATIONS. If your trust holds an equity interest in any "passive foreign investment companies" ("PFICs"), which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its unitholders. Your trust will not be able to pass through to its unitholders any credit or deduction for such taxes. Your trust may be able to make an election that could ameliorate these adverse tax consequences. In this case, your trust would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, your trust might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax. Dividends paid by PFICs are not treated as qualified dividend income.

  FOREIGN INVESTORS. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from your trust will be characterized as dividends for federal income tax purposes (other than dividends which your trust properly reports as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, distributions received by a foreign investor from your trust that are properly reported by your trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that your trust makes certain elections and certain other conditions are met. Distributions from your trust that are properly reported by the trust as an interest-related dividend attributable to certain interest income received by the trust or as a short-term capital gain dividend attributable to certain net short-term capital gain income received by the trust may not be subject to U.S. federal income taxes, including withholding taxes when received by certain foreign investors, provided that the trust makes certain elections and certain other conditions are met. In addition, distributions in respect of units may be subject to a U.S. withholding tax of 30% in the case of distributions to (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and


50     Understanding Your Investment

(ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners. Dispositions of units by such persons may be subject to such withholding after December 31, 2018. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

                                    EXPENSES

  Your trust will pay various expenses to conduct its operations. The "Fees and Expenses" section for each trust in this prospectus shows the estimated amount of these expenses.

  The sponsor will receive a fee from your trust for creating and developing the trust, including determining the trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. This "creation and development fee" is a charge of $0.05 per unit. The trustee will deduct this amount from your trust's assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of units before the close of the initial public offering period.

  Your trust will pay a fee to the trustee for its services. The trustee also benefits when it holds cash for your trust in non-interest bearing accounts. Your trust will reimburse us as supervisor, evaluator and sponsor for providing portfolio supervisory services, for evaluating your portfolio and for providing bookkeeping and administrative services. Our reimbursements may exceed the costs of the services we provide to your trust but will not exceed the costs of services provided to all of our unit investment trusts in any calendar year. All of these fees may adjust for inflation without your approval.

  Your trust will also pay its general operating expenses. Your trust may pay expenses such as trustee expenses (including legal and auditing expenses), various governmental charges, fees for extraordinary trustee services, costs of taking action to protect your trust, costs of indemnifying the trustee and the sponsor, legal fees and expenses, expenses incurred in contacting you and any applicable license fee for the use of certain service marks, trademarks and/or trade names. Your trust may pay the costs of updating its registration statement each year. The trustee will generally pay trust expenses from distributions received on the securities but in some cases may sell securities to pay trust expenses.

                                     EXPERTS

  LEGAL MATTERS. Chapman and Cutler LLP acts as counsel for your trust and has given an opinion that the units are validly issued. Dorsey & Whitney LLP acts as counsel for the trustee.

  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. Grant Thornton LLP, independent registered public accounting firm, audited the statements of financial condition and the portfolios included in this prospectus.

                             ADDITIONAL INFORMATION

  This prospectus does not contain all the information in the registration statement that your trust filed with the Securities and Exchange Commission. The Information Supplement, which was filed with the Securities and Exchange Commission, includes more detailed information


                                            Understanding Your Investment     51
about the securities in your portfolio, investment risks and general information about your trust. You can obtain the Information Supplement by contacting us or the Securities and Exchange Commission as indicated on the back cover of this prospectus. This prospectus incorporates the Information Supplement by reference (it is legally considered part of this prospectus).



























52     Understanding Your Investment

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

UNITHOLDERS
ADVISORS DISCIPLINED TRUST 1690

We have audited the accompanying statements of financial condition, including the trust portfolios on pages 6, 7, 8, 12, 15 and 18 of Advisors Disciplined Trust 1690, as of July 15, 2016, the initial date of deposit. The statements of financial condition are the responsibility of the trusts' sponsor. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. We were not engaged to perform audits of the trusts' internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the trusts' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition, assessing the accounting principles used and significant estimates made by the sponsor, as well as evaluating the overall financial statement presentation. Our procedures included confirmation with The Bank of New York Mellon, trustee, of cash or an irrevocable letter of credit deposited for the purchase of securities as shown in the statements of financial condition as of July 15, 2016. We believe that our audits of the statements of financial condition provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Advisors Disciplined Trust 1690 as of July 15, 2016, in conformity with accounting principles generally accepted in the United States of America.


Chicago, Illinois                  GRANT THORNTON LLP
July 15, 2016


                                                                                                          GLOBAL COVERED CALL &
ADVISORS DISCIPLINED TRUST 1690                                                         BALANCED            INCOME STRATEGIES
                                                                                       PORTFOLIO -       CLOSED-END PORTFOLIO -
STATEMENTS OF FINANCIAL CONDITION AS OF JULY 15, 2016 (CONTINUED)                       15 MONTH                15 MONTH
-------------------------------------------------------------------------------------------------------------------------------

  INVESTMENT IN SECURITIES
  Contracts to purchase underlying securities (1)(2) . . . . . . . . . . . . . .       $  148,464              $  149,045
                                                                                       ----------              ----------
    Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $  148,464              $  149,045
                                                                                       ==========              ==========

  LIABILITIES AND INTEREST OF INVESTORS
  Liabilities:
    Organization costs (3) . . . . . . . . . . . . . . . . . . . . . . . . . . .       $      735              $      738
    Deferred sales fee (4) . . . . . . . . . . . . . . . . . . . . . . . . . . .            2,174                   2,183
    Creation and development fee (4) . . . . . . . . . . . . . . . . . . . . . .              750                     753
                                                                                       ----------              ----------
                                                                                           3,659                    3,674
                                                                                       ----------              ----------

  Interest of investors:
    Cost to investors (5)  . . . . . . . . . . . . . . . . . . . . . . . . . . .          149,960                 150,550
    Less: initial sales fee (4)(5) . . . . . . . . . . . . . . . . . . . . . . .            1,496                   1,505
    Less: deferred sales fee, creation and development fee
         and organization costs (3)(4)(5)  . . . . . . . . . . . . . . . . . . .            3,659                   3,674
                                                                                       ----------              ----------
    Net interest of investors  . . . . . . . . . . . . . . . . . . . . . . . . .          144,805                 145,371
                                                                                       ----------              ----------
    Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $  148,464              $  149,045
                                                                                       ==========              ==========

  Number of units  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           14,996                  15,055
                                                                                       ==========              ==========

  Net asset value per unit . . . . . . . . . . . . . . . . . . . . . . . . . . .       $    9.656              $    9.656
                                                                                       ==========              ==========


(Continued)


See Notes to Statements of Financial Condition on page 54.



                                            Understanding Your Investment     53

                                                                                    SENIOR VARIABLE          TACTICAL INCOME
ADVISORS DISCIPLINED TRUST 1690                                                     RATE AND INCOME            CLOSED-END
                                                                                 CLOSED-END PORTFOLIO -        PORTFOLIO -
STATEMENTS OF FINANCIAL CONDITION AS OF JULY 15, 2016 (CONTINUED)                       15 MONTH                15 MONTH
-------------------------------------------------------------------------------------------------------------------------------

  INVESTMENT IN SECURITIES
  Contracts to purchase underlying securities (1)(2) . . . . . . . . . . . . . .       $  148,737              $  148,723
                                                                                       ----------              ----------
    Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $  148,737              $  148,723
                                                                                       ==========              ==========

  LIABILITIES AND INTEREST OF INVESTORS
  Liabilities:
    Organization costs (3) . . . . . . . . . . . . . . . . . . . . . . . . . . .       $      736              $      736
    Deferred sales fee (4) . . . . . . . . . . . . . . . . . . . . . . . . . . .            2,178                   2,178
    Creation and development fee (4) . . . . . . . . . . . . . . . . . . . . . .              751                     751
                                                                                       ----------              ----------
                                                                                            3,665                   3,665
                                                                                       ----------              ----------

  Interest of investors:
    Cost to investors (5)  . . . . . . . . . . . . . . . . . . . . . . . . . . .          150,240                 150,230
    Less: initial sales fee (4)(5) . . . . . . . . . . . . . . . . . . . . . . .            1,503                   1,507
    Less: deferred sales fee, creation and development fee
         and organization costs (3)(4)(5)  . . . . . . . . . . . . . . . . . . .            3,665                   3,665
                                                                                       ----------              ----------
    Net interest of investors  . . . . . . . . . . . . . . . . . . . . . . . . .          145,072                 145,058
                                                                                       ----------              ----------
    Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $  148,737              $  148,723
                                                                                       ==========              ==========

  Number of units  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           15,024                  15,023
                                                                                       ==========              ==========

  Net asset value per unit . . . . . . . . . . . . . . . . . . . . . . . . . . .       $    9.656              $    9.656
                                                                                       ==========              ==========


NOTES TO STATEMENTS OF FINANCIAL CONDITION

(1) Aggregate cost of the securities is based on the closing sale price evaluations as determined by the evaluator.

(2) Cash or an irrevocable letter of credit has been deposited with the trustee covering the funds (aggregating $800,000 with $200,000 allocated to each trust) necessary for the purchase of securities in the trusts represented by purchase contracts.

(3) A portion of the public offering price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the trusts. These costs have been estimated at $0.049 per unit for each trust. A distribution will be made as of the earlier of the close of the initial offering period or six months following the trust's inception date to an account maintained by the trustee from which this obligation of the investors will be satisfied. To the extent the actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be reimbursed to the sponsor and deducted from the assets of the trust.

(4) The total sales fee consists of an initial sales fee, a deferred sales fee and a creation and development fee. The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the total creation and development fee. The maximum sales fee is 2.95% of the public offering price per unit. The deferred sales fee is equal to $0.145 per unit and the creation and development fee is equal to $0.05 per unit.

(5) The aggregate cost to investors includes the applicable sales fee assuming no reduction of sales fees.



54     Understanding Your Investment

CONTENTS

INVESTMENT SUMMARY
-----------------------------------------------------------------------

A concise description        2     BALANCED
of essential information           PORTFOLIO - 15 MONTH
about the portfolio
                             9     GLOBAL COVERED CALL &
                                   INCOME STRATEGIES CLOSED-END
                                   PORTFOLIO - 15 MONTH

                            13     SENIOR VARIABLE RATE AND
                                   INCOME CLOSED-END
                                   PORTFOLIO - 15 MONTH

                            16     TACTICAL INCOME CLOSED-END
                                   PORTFOLIO - 15 MONTH

UNDERSTANDING YOUR INVESTMENT
-----------------------------------------------------------------------

Detailed information to     19     How to Buy Units
help you understand         22     How to Sell Your Units
your investment             25     Distributions
                            26     Investment Risks
                            41     Closed-End Funds
                            42     How the Trust Works
                            47     Taxes--Regulated Investment
                                   Companies
                            51     Expenses
                            51     Experts
                            51     Additional Information
                            53     Report of Independent Registered
                                   Public Accounting Firm
                            53     Statements of Financial Condition


WHERE TO LEARN MORE
-----------------------------------------------------------------------

You can contact us for             VISIT US ON THE INTERNET
free information about             http://www.AAMlive.com
this and other investments,        CALL ADVISORS ASSET
including the Information          MANAGEMENT, INC.
Supplement                         (877) 858-1773
                                   CALL THE BANK OF NEW YORK MELLON
                                   (800) 848-6468


ADDITIONAL INFORMATION
-----------------------------------------------------------------------

This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information including the Information Supplement (a duplication fee may be required):

  E-MAIL:  publicinfo@sec.gov
  WRITE:   Public Reference Section
           Washington, D.C.  20549
  VISIT:   http://www.sec.gov
           (EDGAR Database)
  CALL:    1-202-551-8090
           (only for information on the operation of the Public Reference Section)

REFER TO:
  ADVISORS DISCIPLINED TRUST 1690
  Securities Act file number:  333-211105
  Investment Company Act file number:  811-21056





                                    BALANCED
                              PORTFOLIO - 15 MONTH,
                                 SERIES 2016-3Q

                              GLOBAL COVERED CALL &
                          INCOME STRATEGIES CLOSED-END
                              PORTFOLIO - 15 MONTH,
                                 SERIES 2016-3Q

                            SENIOR VARIABLE RATE AND
                                INCOME CLOSED-END
                              PORTFOLIO - 15 MONTH,
                                 SERIES 2016-3Q

                           TACTICAL INCOME CLOSED-END
                              PORTFOLIO - 15 MONTH,
                                 SERIES 2016-3Q




                                   PROSPECTUS

                                 JULY 15, 2016




                                     [LOGO]

                                      AAM

                                    ADVISORS
                                ASSET MANAGEMENT

                           ADVISORS DISCIPLINED TRUST
                             INFORMATION SUPPLEMENT

     This Information Supplement provides additional information concerning Advisors Disciplined Trust unit investment trusts that have prospectuses dated on and after the date set forth below. This Information Supplement should be read in conjunction with the prospectus for a trust. It is not a prospectus.
It does not include all of the information that an investor should consider before investing in a trust. It may not be used to offer or sell units of a trust without the prospectus. This Information Supplement is incorporated into the prospectus by reference and has been filed as part of the registration statement with the Securities and Exchange Commission for each applicable trust. Investors should obtain and read the prospectus prior to purchasing units of a trust. You can obtain the prospectus without charge at www.aamlive.com by contacting your financial professional Advisors Asset Management, Inc. at 18925 Base Camp Road, Suite 203, Monument, Colorado 80132 or at 8100 East 22nd Street North, Building 800, Suite 102, Wichita, Kansas 67226 or by calling
(877) 858-1773.


                                    CONTENTS

          General Information                                   2
          Investment Policies                                   2
          Risk Factors                                          5
          Administration of the Trust                          54








                                   May 6, 2016

GENERAL INFORMATION

     Each trust is one of a series of separate unit investment trusts created under the name Advisors Disciplined Trust and registered under the Investment Company Act of 1940. Each trust was created as a common law trust on the initial date of deposit set forth in the prospectus for such trust under the laws of the state of New York. Each trust was created under a trust agreement among Advisors Asset Management, Inc. (as sponsor/depositor, evaluator and supervisor) and The Bank of New York Mellon (as trustee).

     When a trust was created, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in the trust and the trustee delivered to the sponsor documentation evidencing the ownership of units of the trust. At the close of the New York Stock Exchange on a trust's initial date of deposit or the first day units are offered to the public, the number of units may be adjusted so that the public offering price per unit equals $10. The number of units, fractional interest of each unit in a trust and any estimated income distributions per unit will increase or decrease to the extent of any adjustment. Additional units of a trust may be issued from time to time by depositing in the trust additional securities (or contracts for the purchase thereof together with cash or irrevocable letters of credit) or cash (including a letter of credit or the equivalent) with instructions to purchase additional securities. As additional units are issued by a trust, the aggregate value of the securities in the trust will be increased and the fractional undivided interest in the trust represented by each unit will be decreased. The sponsor may continue to make additional deposits of securities into a trust, provided that such additional deposits will be in amounts which will generally maintain the existing relationship among the shares of the securities in such trust. Thus, although additional units will be issued, each unit will generally continue to represent the approximately same number of shares of each security. If the sponsor deposits cash to purchase additional securities, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the deposit and the purchase of the securities and because a trust will pay any associated brokerage fees.

     Neither the sponsor nor the trustee shall be liable in any way for any failure in any of the securities. However, should any contract for the purchase of any of the securities initially deposited in a trust fail, the sponsor will, unless substantially all of the moneys held in the trust to cover such purchase are reinvested in substitute securities in accordance with the trust agreement, refund the cash and sales charge attributable to such failed contract to all unitholders on the next distribution date.

INVESTMENT  POLICIES

     Each trust is a unit investment trust and is not an "actively managed" fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of a trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from a portfolio.

     The sponsor may not alter the portfolio of a trust by the purchase, sale or substitution of securities, except in special circumstances as provided in the applicable trust agreement. Thus, the assets of a trust will generally remain unchanged under normal circumstances. Each trust agreement provides that the sponsor may direct the trustee to sell, liquidate or otherwise dispose of securities in the trust at such price and time and in such manner as shall be determined by the sponsor, provided that the supervisor has determined, if appropriate, that any one or more of the following conditions exist with respect to such securities: (i) that there has been a default in the payment of dividends, after declared and when due and payable; (ii) that any action or proceeding has been instituted at law or equity seeking to restrain or enjoin the payment of dividends, or that there exists any legal question or impediment affecting such securities or the payment of dividends from the same; (iii) that there has occurred any breach of covenant or warranty in any document relating to the issuer of the securities which would adversely affect either immediately or contingently the payment of dividends on the securities, or the general credit standing of the issuer or otherwise impair the sound investment character of such securities; (iv) that there has been a default in the payment of dividends, principal of or income or premium, if any, on any other outstanding obligations of the issuer of such securities; (v) that the price of the security has declined to such an extent or other such credit factors exist so that in the opinion of the supervisor, as evidenced in writing to the trustee, the retention of such securities would be detrimental to the trust and to the interest of the unitholders; (vi) that all of the securities in the trust will be sold pursuant to termination of the trust; (vii) that such sale is required due to units tendered for redemption; (viii) that there has been a public tender offer made for a security or a merger or acquisition is announced affecting a security, and that in the opinion of the supervisor the sale or tender of the security is in the best interest of the unitholders; (ix) if the trust is designed to be a grantor trust for tax purposes, that the sale of such securities is required in order to prevent the trust from being deemed an association taxable as a corporation for federal income tax purposes; (x) if the trust has elected to be a "regulated investment company" for tax purposes, that such sale is necessary or advisable (a) to maintain the qualification of the trust as a "regulated investment company" or (b) to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on the trust or on undistributed income in the trust; (xi) that as result of the ownership of the security, the trust or its unitholders would be a direct or indirect shareholder of a passive foreign investment company as defined in section 1297(a) of the Internal Revenue Code; or (xii) that such sale is necessary for the trust to comply with such federal and/or state securities laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time. The trustee may also sell securities, designated by the supervisor, from a trust for the purpose of the payment of expenses. In the event a security is sold as a direct result of serious adverse credit factors affecting the issuer of such security and a trust is a "regulated investment company" for tax purposes, then the sponsor may, if permitted by applicable law, but is not obligated, to direct the reinvestment of the proceeds of the sale of such security in any other securities which meet the criteria necessary for inclusion in such trust on the initial date of deposit.

     If the trustee is notified at any time of any action to be taken or proposed to be taken by holders of the portfolio securities, the trustee will notify the sponsor and will take such action or refrain from taking any action as the sponsor directs and, if the sponsor does not within five business days of the giving of such notice direct the trustee to take or refrain from taking any action, the trustee will take such reasonable action or refrain from taking any action so that the securities are voted as closely as possible in the same manner and the same general proportion, with respect to all issues, as are shares of such securities that are held by owners other than the trust. Notwithstanding the foregoing, in the event that the trustee shall have been notified at any time of any action to be taken or proposed to be taken by holders of shares of any registered investment company, the trustee will thereupon take such reasonable action or refrain from taking any action with respect to the fund shares so that the fund shares are voted as closely as possible in the same manner and the same general proportion, with respect to all issues, as are shares of such fund shares that are held by owners other than the related trust.

     In the event that an offer by the issuer of any of the securities or any other party is made to issue new securities, or to exchange securities, for trust portfolio securities, the trustee will reject such offer, provided that in the case of a trust that is a "regulated investment company" for tax purposes, if an offer by the issuer of any of the securities or any other party is made to issue new securities, or to exchange securities, for trust portfolio securities, the trustee will at the direction of the sponsor, vote for or against, or accept or reject, any offer for new or exchanged securities or property in exchange for a trust portfolio security. If any such issuance, exchange or substitution occurs (regardless of any action or rejection by a trust), any securities, cash and/or property received will be deposited into the trust and will be promptly sold, if securities or property, by the trustee pursuant to the sponsor's direction, unless the sponsor advises the trustee to keep such securities, cash or property. The sponsor may rely on the supervisor in so advising the trustee.

     Proceeds from the sale of securities (or any securities or other property received by a trust in exchange for securities) are credited to the Capital Account of the trust for distribution to unitholders or to meet redemptions. Except for failed securities and as provided herein, in a prospectus or in a trust agreement, the acquisition by a trust of any securities other than the portfolio securities is prohibited.

     Because certain of the securities in certain of the trusts may from time to time under certain circumstances be sold or otherwise liquidated and because the proceeds from such events will be distributed to unitholders and will not be reinvested, no assurance can be given that a trust will retain for any length of time its present size and composition. Neither the sponsor nor the trustee shall be liable in any way for any default, failure or defect in any security. In the event of a failure to deliver any security that has been purchased for a trust under a contract ("Failed Securities"), the sponsor is authorized under the trust agreement to direct the trustee to acquire other securities ("Replacement Securities") to make up the original corpus of such trust.

     The Replacement Securities must be securities as originally selected for deposit in a trust or, in the case of a trust that is a "regulated investment company" for tax purposes, securities which the sponsor determines to be similar in character as the securities originally selected for deposit in the trust and the purchase of the Replacement Securities may not adversely affect the federal income tax status of the trust. The Replacement Securities must be purchased within thirty days after the deposit of the Failed Security. Whenever a Replacement Security is acquired for a trust, the trustee shall notify all unitholders of the trust of the acquisition of the Replacement Security and shall, on the next monthly distribution date which is more than thirty days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the trust of the Failed Security exceeded the cost of the Replacement Security. The trustee will not be liable or responsible in any way for depreciation or loss incurred by reason of any purchase made pursuant to, or any failure to make any purchase of Replacement Securities. The sponsor will not be liable for any failure to instruct the trustee to purchase any Replacement Securities, nor shall the trustee or sponsor be liable for errors of judgment in connection with Failed Securities or Replacement Securities.

     If the right of limited substitution described in the preceding paragraphs is not utilized to acquire Replacement Securities in the event of a failed contract, the sponsor will refund the sales charge attributable to such Failed Securities to all unitholders of the related trust and the trustee will distribute the cash attributable to such Failed Securities not more than thirty days after the date on which the trustee would have been required to purchase a Replacement Security. In addition, unitholders should be aware that, at the time of receipt of such cash, they may not be able to reinvest such proceeds in other securities at a return equal to or in excess of the return which such proceeds would have earned for unitholders of a trust. In the event that a Replacement Security is not acquired by a trust, the income for such trust may be reduced.

RISK FACTORS

     An investment in units of a trust, and/or shares of other registered investment companies ("funds") held by a trust, if any, may be subject to some or all of the risks described below. In addition, you should carefully review the objective, strategy and risk of the trust as described in the prospectus and consider your ability to assume the risks involved before making an investment in a trust.

     MARKET RISK. You should understand the risks of investing in securities before purchasing units. These risks include the risk that the financial condition of the company or the general condition of the stock market may worsen and the value of the securities (and therefore units) will fall. Securities are especially susceptible to general stock market movements. The value of securities often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of units of a trust will fluctuate with the value of the securities in the trust and may be more or less than the price you originally paid for your units. As with any investment, no one can guarantee that the performance of a trust will be positive over any period of time. Because each trust is unmanaged, the trustee will not sell securities in response to market fluctuations as is common in managed investments. In addition, because some trusts hold a relatively small number of securities, you may encounter greater market risk than in a more diversified investment.

     EQUITY SECURITIES. Investments in securities representing equity ownership of a company are exposed to risks associated with the companies issuing the securities, the sectors and geographic locations they are involved in and the markets that such securities are traded on among other risks as described in greater detail below.

     FIXED INCOME SECURITIES. Investments in fixed income and similar securities involve certain unique risks such as credit risk and interest rate risk among other things as described in greater detail below.

     DIVIDENDS. Stocks represent ownership interests in a company and are not obligations of the company. Common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company's board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company's assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.

     CREDIT RISK. Credit risk is the risk that a borrower is unable to meet its obligation to pay principal or interest on a security. This could cause the value of an investment to fall and may reduce the level of dividends an investment pays which would reduce income.

     INTEREST RATE RISK. Interest rate risk is the risk that the value of fixed income securities and similar securities will fall if interest rates increase. Bonds and other fixed income securities typically fall in value when interest rates rise and rise in value when interest rates fall. Securities with longer periods before maturity are often more sensitive to interest rate changes.

     LIQUIDITY RISK. Liquidity risk is the risk that the value of a security will fall if trading in the security is limited or absent. No one can guarantee that a liquid trading market will exist for any security.

     INVESTMENT IN OTHER INVESTMENT COMPANIES. As with other investments, investments in other investment companies are subject to market and selection risk. In addition, when a trust acquires shares of investment companies, unitholders bear both their proportionate share of fees and expenses in the trust and, indirectly, the expenses of the underlying investment companies. Investment companies' expenses are subject to the risk of fluctuation including in response to fluctuation in a fund's assets. Accordingly, a fund's actual expenses may vary from what is indicated at the time of investment by a trust. There are certain regulatory limitations on the ability of a trust to hold other investment companies which may impact the trust's ability to invest in certain funds, the weighting of the fund in a trust's portfolio and the trust's ability to issue additional units in the future.

     CLOSED-END FUNDS. Closed-end investment companies ("closed-end funds") are actively managed investment companies registered under the Investment Company Act of 1940 that invest in various types of securities. Closed-end funds issue shares of common stock that are generally traded on a securities exchange (although some closed-end fund shares are not listed on a securities exchange). Closed-end funds are subject to various risks, including management's ability to meet the closed-end fund's investment objective, and to manage the closed-end fund portfolio when the underlying securities are redeemed or sold during periods of market turmoil and as investors' perceptions regarding closed-end funds or their underlying investments change. If a trust invests in closed-end funds, you will bear not only your share of the trust's expenses, but also the expenses of the underlying funds. By investing in the other funds, a trust may incur greater expenses than you would incur if you invested directly in the closed-end funds.

     The net asset value of closed-end fund shares will fluctuate with changes in the value of the underlying securities that the closed-end fund owns. In addition, for various reasons closed-end fund shares frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of closed-end fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

     Certain closed-end funds employ the use of leverage in their portfolios through the issuance of preferred stock, debt or other borrowings. While leverage often serves to increase the yield of a closed-end fund, this leverage also subjects the closed-end fund to increased risks. These risks may include the likelihood of increased volatility and the possibility that the closed-end fund's common share income will fall if the dividend rate on the preferred shares or the interest rate on any borrowings rises.

     Closed-end funds' governing documents may contain certain anti-takeover provisions that may have the effect of inhibiting a fund's possible conversion to open-end status and limiting the ability of other persons to acquire control of a fund. In certain circumstances, these provisions might also inhibit the ability of stockholders (including a trust) to sell their shares at a premium over prevailing market prices. This characteristic is a risk separate and distinct from the risk that a fund's net asset value will decrease. In particular, this characteristic would increase the loss or reduce the return on the sale of those closed-end fund shares that were purchased by a trust at a premium. In the unlikely event that a closed-end fund converts to open-end status at a time when its shares are trading at a premium there would be an immediate loss in value to a trust since shares of open-end funds trade at net asset value. Certain closed-end funds may have in place or may put in place in the future plans pursuant to which the fund may repurchase its own shares in the marketplace. Typically, these plans are put in place in an attempt by a fund's board of directors to reduce a discount on its share price. To the extent that such a plan is implemented and shares owned by a trust are repurchased by a fund, the trust's position in that fund will be reduced and the cash will be distributed.

     A trust may be prohibited from subscribing to a rights offering for shares of any of the closed-end funds in which it invests. In the event of a rights offering for additional shares of a fund, unitholders should expect that a trust holding shares of the fund will, at the completion of the offer, own a smaller proportional interest in such fund that would otherwise be the case. It is not possible to determine the extent of this dilution in share ownership without knowing what proportion of the shares in a rights offering will be subscribed. This may be particularly serious when the subscription price per share for the offer is less than the fund's net asset value per share. Assuming that all rights are exercised and there is no change in the net asset value per share, the aggregate net asset value of each shareholder's shares of common stock should decrease as a result of the offer. If a fund's subscription price per share is below that fund's net asset value per share at the expiration of the offer, shareholders would experience an immediate dilution of the aggregate net asset value of their shares of common stock as a result of the offer, which could be substantial.

     BUSINESS DEVELOPMENT COMPANIES. Business development companies ("BDCs") are closed-end investment companies that have elected to be treated as business development companies under the Investment Company Act of 1940. BDCs are required to at least 70% of their investments in eligible assets which include, among other things, (i) securities of eligible portfolio companies (generally, domestic companies that are not investment companies and that cannot have a class of securities listed on a national securities exchange or have securities that are marginable that are purchased from that company in a private transaction), (ii) securities received by the BDC in connection with its ownership of securities of eligible portfolio companies, or (iii) cash, cash items, government securities, or high quality debt securities maturing one year or less from the time of investment.

     BDCs' ability to grow and their overall financial condition is impacted significantly by their ability to raise capital. In addition to raising capital through the issuance of common stock, BDCs may engage in borrowing. This may involve using revolving credit facilities, the securitization of loans through separate wholly-owned subsidiaries and issuing of debt and preferred securities. BDCs are less restricted than other closed-end funds as to the amount of debt they can have outstanding. Generally, a BDC may not issue any class of senior security representing an indebtedness unless, immediately after such issuance or sale, it will have asset coverage of at least 200%. (Thus, for example, if a BDC has $5 million in assets, it can borrow up to $5 million, which would result in assets of $10 million and debt of $5 million.) These borrowings, also known as leverage, magnify the potential for gain or loss on amounts invested and, accordingly, the risks associated with investing in BDC securities. While the value of a BDC's assets increases, leveraging would cause the net value per share of BDC common stock to increase more sharply than it would have had such BDC not leveraged. However, if the value of a BDC's assets decreases, leveraging would cause net asset value to decline more sharply than it otherwise would have had such BDC not leveraged. In addition to decreasing the value of a BDC's common stock, it could also adversely impact a BDC's ability to make dividend payments. A BDC's credit rating may change over time which could adversely affect their ability to obtain additional credit and/or increase the cost of such borrowing. Agreements governing BDC's credit facilities and related funding and service agreements may contain various covenants that limit the BDC's discretion in operating its business along with other limitations. Any defaults may restrict the BDC's ability to manage assets securing related assets which may adversely impact the BDC's liquidity and operations.

     BDCs compete with other BDCs along with a large number of investment funds, investment banks and other sources of financing to make their investments. Competitors may have lower costs or access to funding sources that cause BDCs to lose prospective investments if they do not match competitors' pricing, terms and structure. As a result of this competition, there is no assurance that a BDC will be able to identify and take advantage of attractive investment opportunities or that they will fully be able to invest available capital.

     BDC investments are frequently not publicly traded and, as a result, there is uncertainty as to the value and liquidity of those investments. BDCs may use independent valuation firms to value their investments and such valuations may be uncertain, be based on estimates and/or differ materially from that which would have been used if a ready market for those investments existed. The value of a BDC could be adversely affected if its determinations regarding the fair value of investments was materially higher than the value realized upon sale of such investments. Due to the relative illiquidity of certain BDC investments, if a BDC is required to liquidate all or a portion of its portfolio quickly, it may realize significantly less than the value at which such investments are recorded. Further restrictions may exist on the ability to liquidate certain assets to the extent that subsidiaries or related parties have material non-public information regarding such assets.

     BDCs may enter into hedging transaction and utilize derivative instruments such as forward contracts, options and swaps. Unanticipated movements and improper correlation of hedging instruments may prevent a BDC from hedging against exposure to risk of loss. BDCs are required to make available significant managerial assistance to their portfolio companies. Significant managerial assistance refers to any arrangement whereby a BDC provides significant guidance and counsel concerning the management, operations, or business objectives and policies of a portfolio company. Examples of such activities include arranging financing, managing relationships with financing sources, recruiting management personnel, and evaluating acquisition and divestiture opportunities. BDCs are frequently externally managed by an investment adviser which may also provide this external managerial assistance to portfolio companies. Such investment adviser's liability may be limited under their investment advisory agreement which may lead such investment adviser to act in a riskier manner than it would were it investing for its own account. Such investment advisers may be entitled to incentive compensation which may cause such adviser to make more speculative and riskier investments than it would if investing for its own account. Such compensation may be due even in the case of declines to the value of a BDC's investments.

     BDCs may issue options, warrants, and rights to convert to voting securities to its officers, employees and board members. Any issuance of derivative securities requires the approval of the company's board of directors and authorization by the company's shareholders. A BDC may operate a profit-sharing plan for its employees, subject to certain restrictions. BDCs frequently have high expenses which may include, but are not limited to, the payment of management fees, administration expenses, taxes, interest payable on debt, governmental charges, independent director fees and expenses, valuation expenses, and fees payable to third parties relating to or associated with making investments. These expenses may fluctuate significantly over time.

     If a BDC fails to maintain its status as a BDC it may be regulated as a closed-end fund which would subject such BDC to additional regulatory restrictions and significantly decrease its operating flexibility. In addition, such failure could trigger an event of default under certain outstanding indebtedness which could have a material adverse impact on its business.

     EXCHANGE TRADED FUNDS. Exchange-traded funds ("ETFs") are typically investment companies registered under the Investment Company Act of 1940 that have obtained exemptive relief from the Securities and Exchange Commission allowing fund shares to trade on a securities exchange. Shares of ETFs may trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of ETFs may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors. ETFs are subject to various risks, including management's ability to meet the ETF's investment objective, and to manage the ETF portfolio when the underlying securities are redeemed or sold during periods of market turmoil and as investors' perceptions regarding ETFs or their underlying investments change. A trust and any underlying ETFs have operating expenses. If a trust invests in ETFs, you will bear not only your share of the trust's expenses, but also the expenses of the underlying funds. By investing in the other funds, a trust may incur greater expenses than you would incur if you invested directly in the funds.

     Most ETFs replicate the composition or returns of a securities index.
These ETFs face index correlation risk which is the risk that the performance of an ETF will vary from the actual performance of the fund's target index, known as "tracking error." This can happen due to transaction costs, market impact, corporate actions (such as mergers and spin-offs) and timing variances. Some funds use a technique called "representative sampling," which means that the fund invests in a representative sample of securities in its target index rather than all of the index securities. This could increase the risk of tracking error.

     Some ETFs are open-end funds. Open-end funds of this type can be actively-managed or passively-managed investment companies that are registered under the Investment Company Act of 1940. These open-end funds have received orders from the Securities and Exchange Commission exempting them from various provisions of the Investment Company Act of 1940. Regular open-end funds generally issue redeemable securities that are issued and redeemed at a price based on the fund's current net asset value and are not traded on a securities exchange. Exchange-traded open-end funds, however, issue shares of common stock that are traded on a securities exchange based on negotiated prices rather than the fund's current net asset value. These funds only issue new shares and redeem outstanding shares in very large blocks, often called "creation units," in exchange for an in-kind distribution of the fund's portfolio securities. Due to a variety of cost and administrative factors, a trust that invests in ETFs will generally buy and sell shares of its underlying open-end fund ETFs on securities exchanges rather than engaging in transactions in creation units. Shares of exchange-traded open-end funds frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of open-end fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

     Some ETFs are unit investment trusts ("UITs"). UITs of this type are passively-managed investment companies that are registered under the Investment Company Act of 1940. ETFs that are UITs differ significantly from your trust in certain respects, even though the UITs that may be held in the trust's portfolio and the trust itself are registered unit investment trusts. UITs that are ETFs have received orders from the Securities and Exchange Commission exempting them from various provisions of the Investment Company Act of 1940. Regular UITs, such as your trust, generally issue redeemable securities that are issued and redeemed at a price based on the UIT's current net asset value and are not traded on a securities exchange. ETFs that are UITs, however, issue units that are traded on a securities exchange based on negotiated prices rather than the UIT's current net asset value. These UITs only issue new shares and redeem outstanding shares in very large blocks, often called "creation units," in exchange for an in-kind distribution of the UIT's portfolio securities. Due to a variety of cost and administrative factors, a trust that invests in ETFs will generally buy and sell shares of its underlying ETFs on securities exchanges rather than engaging in transactions in creation units. Units of exchange-traded UITs frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of UIT units may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

     INVERSE ETFS. Certain ETFs may be "inverse" ETFs. An inverse ETF, sometimes referred to as a "bear ETF" or "short ETF," is a special type of index ETF that is designed to provide investment results that move in the opposite direction of the daily price movement of the index to which it is benchmarked. Put another way, an inverse ETF is designed to go up in value when its benchmark index goes down in value, and go down in value when its benchmark index goes up in value. Inverse ETFs can be used to establish a hedge position within an investment portfolio to attempt to protect its value during market declines. Though inverse ETFs may reduce downside risk and volatility in a down market, they are not suitable for all investors. The value of an inverse investment may tend to increase on a daily basis by the amount of any decrease in the index, but the converse is also true that the value of the investment will also tend to decrease on a daily basis by the amount of any increase in the index.

     Investing in inverse ETFs involves certain risks, which may include increased volatility due to the ETFs' possible use of short sales of securities and derivatives such as options and futures. Inverse ETFs are subject to active trading risks that may increase volatility and impact the ETFs' ability to achieve their investment objectives. The use of leverage by an ETF increases the risk to the ETF. The more an ETF invests in leveraged instruments, the more the leverage will magnify any gains or losses on those investments. Most inverse ETFs "reset" daily, meaning that they are designed to achieve their stated objectives on a daily basis only and not over any longer time period. Due to the effect of compounding, the performance of these ETFs over longer periods of time can differ significantly from the inverse of the performance of the ETF's underlying index or benchmark during the same period of time. This effect can be magnified in volatile markets. Inverse ETFs typically are not suitable for retail investors who plan to hold them for more than one trading session, particularly in volatile markets.

     LEVERAGED ETFS. Certain ETFs may be "leveraged" ETFs. These ETFs seek to match a multiple or multiples of the performance, or the inverse of the performance, of a benchmark index on a given day and not for greater periods of time. This means that the return of a leveraged ETF for a period longer than a single day will be the result of each day's returns compounded over the period and not the point-to-point return of the index over the entire time period. As a result, the use of leverage will very likely cause the performance of such an ETF to be either greater than, or less than, the index performance times the stated multiple in an ETF's investment objective. Investors should recognize that the degree of volatility of the underlying index can have a dramatic effect on an ETF's longer-term performance. The greater the volatility, given a particular index return, the greater the downside deviation will be of the ETF's longer-term performance from a simple multiple of its index's longer-term return. Leveraged ETFs use investment techniques that may be considered aggressive, including the use of futures contracts, options on futures contracts, securities and indexes, forward contracts, swap agreements and similar instruments. Leveraged ETFs are typically unsuitable for investors who plan to hold them for longer than one trading session, particularly in volatile markets.

     NON-DIVERSIFICATION RISK. Certain funds held by a trust may be classified as "non-diversified." Such funds may be more exposed to the risks associated with and developments affecting an individual issuer, industry and/or asset class than a fund that invests more widely.

     FOREIGN ISSUERS. An investment in securities of non-U.S. issuers involves certain investment risks that are different in some respects from an investment in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant securities, the possibility that the financial condition of the issuers of the securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of foreign securities), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. In addition, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs in foreign securities markets are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States.

     Securities issued by non-U.S. issuers generally pay income in foreign currencies and principally trade in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various securities.

     There can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to a trust or a fund held by a trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of foreign securities and on the ability to liquidate securities. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign securities and correspondingly could affect the price of trust units.

     Investors should be aware that it may not be possible to buy all securities at the same time because of the unavailability of any security, and restrictions applicable to a trust relating to the purchase of a security by reason of the federal securities laws or otherwise.

     Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt securities in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these securities will generally be effected only in foreign securities markets. Investors should realize that the securities might be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of securities will be adversely affected if trading markets for the securities are limited or absent.

     EMERGING MARKETS. Compared to more mature markets, some emerging markets may have a low level of regulation, enforcement of regulations and monitoring of investors' activities. Those activities may include practices such as trading on material non-public information. The securities markets of developing countries are not as large as the more established securities markets and have substantially less trading volume, resulting in a lack of liquidity and high price volatility. There may be a high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries as well as a high concentration of investors and financial intermediaries. These factors may adversely affect the timing and pricing of the acquisition or disposal of securities. In certain emerging markets, registrars are not subject to effective government supervision nor are they always independent from issuers. The possibility of fraud, negligence, undue influence being exerted by the issuer or refusal to recognize ownership exists, which, along with other factors, could result in the registration of a shareholding being completely lost. Investors could suffer loss arising from these registration problems. In addition, the legal remedies in emerging markets are often more limited than the remedies available in the United States.

     Practices pertaining to the settlement of securities transactions in emerging markets involve higher risks than those in developed markets, in large part because of the need to use brokers and counterparties who are less well capitalized, and custody and registration of assets in some countries may be unreliable. As a result, brokerage commissions and other fees are generally higher in emerging markets and the procedures and rules governing foreign transactions and custody may involve delays in payment, delivery or recovery of money or investments. Delays in settlement could result in investment opportunities being missed if a trust or a fund held by a trust is unable to acquire or dispose of a security. Certain foreign investments may also be less liquid and more volatile than U.S. investments, which may mean at times that such investments are unable to be sold at desirable prices.

     Political and economic structures in emerging markets often change rapidly, which may cause instability. In adverse social and political circumstances, governments have been involved in policies of expropriation, confiscatory taxation, nationalization, intervention in the securities market and trade settlement, and imposition of foreign investment restrictions and exchange controls, and these could be repeated in the future. In addition to withholding taxes on investment income, some governments in emerging markets may impose different capital gains taxes on foreign investors. Foreign investments may also be subject to the risks of seizure by a foreign government and the imposition of restrictions on the exchange or export of foreign currency. Additionally, some governments exercise substantial influence over the private economic sector and the political and social uncertainties that exist for many developing countries are considerable.

     Another risk common to most developing countries is that the economy is heavily export oriented and, accordingly, is dependent upon international trade. The existence of overburdened infrastructures and obsolete financial systems also presents risks in certain countries, as do environmental problems. Certain economies also depend to a large degree upon exports of primary commodities and, therefore, are vulnerable to changes in commodity prices which, in turn, may be affected by a variety of factors.

     DEPOSITARY RECEIPTS. Certain of the securities in a trust may be in depositary receipt form, including American Depositary Receipts ("ADRs") or Global Depositary Receipts ("GDRs"). Depositary receipts represent stock deposited with a custodian in a depositary. Depositary receipts are issued by a bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted.

     Depositary receipts may be sponsored or unsponsored. In an unsponsored facility, the depositary initiates and arranges the facility at the request of market makers and acts as agent for the depositary receipts holder, while the company itself is not involved in the transaction. In a sponsored facility, the issuing company initiates the facility and agrees to pay certain administrative and shareholder-related expenses. Sponsored facilities use a single depositary and entail a contractual relationship between the issuer, the shareholder and the depositary; unsponsored facilities involve several depositaries with no contractual relationship to the company. The depositary bank that issues depositary receipts generally charges a fee, based on the price of the depositary receipts, upon issuance and cancellation of the depositary receipts. This fee would be in addition to the brokerage commissions paid upon the acquisition or surrender of the security. In addition, the depositary bank incurs expenses in connection with the conversion of dividends or other cash distributions paid in local currency into U.S. dollars and such expenses are deducted from the amount of the dividend or distribution paid to holders, resulting in a lower payout per underlying shares represented by the depositary receipts than would be the case if the underlying share were held directly. Certain tax considerations, including tax rate differentials and withholding requirements, arising from the application of the tax laws of one nation to nationals of another and from certain practices in the depositary receipts market may also exist with respect to certain depositary receipts. In varying degrees, any or all of these factors may affect the value of the depositary receipts compared with the value of the underlying shares in the local market. In addition, the rights of holders of depositary receipts may be different than those of holders of the underlying shares, and the market for depositary receipts may be less liquid than that for the underlying shares. Depositary receipts are registered securities pursuant to the Securities Act of 1933 and may be subject to the reporting requirements of the Securities Exchange Act of 1934.

     For the securities that are depositary receipts, currency fluctuations will affect the United States dollar equivalent of the local currency price of the underlying domestic share and, as a result, are likely to affect the value of the depositary receipts and consequently the value of the securities. The foreign issuers of securities that are depositary receipts may pay dividends in foreign currencies which must be converted into dollars. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries. Therefore, for any securities of issuers (whether or not they are in depositary receipt form) whose earnings are stated in foreign currencies, or which pay dividends in foreign currencies or which are traded in foreign currencies, there is a risk that their United States dollar value will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies.

     CURRENCY RISK. A trust that invests in securities of non-U.S. issuers will be subject to currency risk, which is the risk that an increase in the U.S. dollar relative to the non-U.S. currency will reduce returns or portfolio value. Generally, when the U.S. dollar rises in value relative to a non-U.S. currency, a trust's investment in securities denominated in that currency will lose value because its currency is worth fewer U.S. dollars. On the other hand, when the value of the U.S. dollar falls relative to a non-U.S. currency, a trust's investments denominated in that currency will tend to increase in value because that currency is worth more U.S. dollars. The exchange rates between the U.S. dollar and non-U.S. currencies depend upon such factors as supply and demand in the currency exchange markets, international balance of payments, governmental intervention, speculation and other economic and political conditions. A trust may incur conversion costs when it converts its holdings to another currency. Non-U.S. exchange dealers may realize a profit on the difference between the price at which a trust buys and sells currencies. A trust may engage in non-U.S. currency exchange transactions in connection with its portfolio investments. A trust may also be subject to currency risk through investments in ADRs, GDRs and other non-U.S. securities denominated in U.S. dollars.

     FOREIGN GOVERNMENT SECURITIES RISK. The ability of a government issuer, especially in an emerging market country, to make timely and complete payments on its debt obligations will be strongly influenced by the government issuer's balance of payments, including export performance, its access to international credits and investments, fluctuations of interest rates and the extent of its foreign reserves. A country whose exports are concentrated in a few commodities or whose economy depends on certain strategic imports could be vulnerable to fluctuations in international prices of these commodities or imports. If a government issuer cannot generate sufficient earnings from foreign trade to service its external debt, it may need to depend on continuing loans and aid from foreign governments, commercial banks, and multinational organizations. There are no bankruptcy proceedings similar to those in the United States by which defaulted government debt may be collected. Additional factors that may influence a government issuer's ability or willingness to service debt include, but are not limited to, a country's cash flow situation, the ability of sufficient foreign exchange on the date a payment is due (where applicable), the relative size of its debt burden to the economy as a whole, and the issuer's policy towards the International Monetary Fund, the International Bank for Reconstruction and Development and other international agencies to which a government debtor may be subject.

     SUPRANATIONAL ENTITIES' SECURITIES. Certain securities are obligations issued by supranational entities such as the International Bank for Reconstruction and Development (the World Bank). The government members, or "stockholders," usually make initial capital contributions to supranational entities and in many cases are committed to make additional capital contributions if a supranational entity is unable to repay its borrowings. There is no guarantee that one or more stockholders of a supranational entity will continue to make any necessary additional capital contributions. If such contributions are not made, the entity may be unable to pay interest or repay principal on its debt securities, and an investor in such securities may lose money on such investments.

     SMALL-CAP AND MID-CAP COMPANIES. Smaller company stocks customarily involve more investment risk than larger company stocks. Small-capitalization and mid-capitalization companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

     The prices of small or mid-size company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small-cap and mid-cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for a trust which contains these securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

     REAL ESTATE INVESTMENT TRUSTS. Many factors can have an adverse impact on the performance of a particular real estate investment trust or other real estate-related investments (a "REIT"), including its cash available for distribution, the credit quality of a particular REIT or the real estate industry generally. The success of REITs depends on various factors, including the occupancy and rent levels, appreciation of the underlying property and the ability to raise rents on those properties. Economic recession, overbuilding, tax law changes, higher interest rates or excessive speculation can all negatively impact REITs, their future earnings and share prices.

     REITs are subject to risks associated with the direct ownership of real estate which include, among other factors: general U.S. and global as well as local economic conditions; decline in real estate values; the financial health of tenants; overbuilding and increased competition for tenants; oversupply of properties for sale; changing demographics; changes in interest rates, tax rates and other operating expenses; changes in government regulations; changes in zoning laws; the ability of the owner to provide adequate management, maintenance and insurance; faulty construction and the ongoing need for capital improvements; the cost of complying with the Americans with Disabilities Act; regulatory and judicial requirements, including relating to liability for environmental hazards; natural or man-made disasters; changes in the perception of prospective tenants of the safety, convenience and attractiveness of the properties changes in neighborhood values and buyer demand; and the unavailability of construction financing or mortgage loans at rates acceptable to developers.

     Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and REITs in particular.

Properties owned by a REIT may not be adequately insured against certain losses and may be subject to significant environmental liabilities, including remediation costs.

     You should also be aware that REITs may not be diversified and are subject to the risks of financing projects. The real estate industry may be cyclical, and, if a trust or a fund held by a trust acquires REIT securities at or near the top of the cycle, there is increased risk of a decline in value of the REIT securities and therefore the value of the units. REITs are also subject to defaults by borrowers and the market's perception of the REIT industry generally.

     Because of their structure, and the legal requirement that they distribute a certain percentage of their taxable income to shareholders annually, REITs require frequent amounts of new funding, through both borrowing money and issuing stock. Thus, REITs historically have frequently issued substantial amounts of new equity shares (or equivalents) to purchase or build new properties. This may have adversely affected REIT equity share market prices. Both existing and new share issuances may have an adverse effect on these prices in the future, especially when REITs continue to issue stock when real estate prices are relatively high and stock prices are relatively low.

     The value of REITs and other real-estate related investments may also be affected by downturns in the housing and mortgage lending markets. In the past, government authorities have engaged in administrative and legislative action intended to address both short- and long-term difficulties facing the housing and mortgage lending markets and the broader economy. No one can predict the action that might be taken or the effect any action or inaction will have and it is possible that any actions taken by government authorities will not address or help improve the state of such difficulties as intended. Downturns in the housing market and corresponding government action may have far reaching consequences into many geographic regions and, consequently, the value of securities may decline in response to such developments.

     MASTER LIMITED PARTNERSHIPS. Master limited partnerships ("MLPs") are limited partnerships or limited liability companies that are generally taxed as partnerships whose interests are traded on securities exchanges. MLP ownership generally consists of a general partner and limited partners. The general partner manages the partnership, has an ownership stake in the partnership and is eligible to receive an incentive distribution. The limited partners provide capital to the partnership, have a limited (if any) role in the operation and management of the partnership and receive cash distributions. Most MLPs generally operate in the energy, natural resources or real estate sectors and are subject to the risks generally applicable to companies in those sectors. MLPs are also subject to the risk that authorities could challenge the tax treatment of MLPs for federal income tax purposes which could have a negative impact on the after-tax income available for distribution by the MLPs.

     BOND QUALITY RISK. Bond quality risk is the risk that a bond will fall in value if a rating agency decreases or withdraws the bond's rating.

     PREPAYMENT RISK. When interest rates fall, among other factors, the issuer of a fixed income security may prepay its obligations earlier than expected. Such amounts will result in early distributions to an investor who may be unable to reinvest such amounts at the yields originally invested which could adversely impact the value of your investment. Certain bonds include call provisions which expose such an investor to call risk. Call risk is the risk that the issuer prepays or "calls" a bond before its stated maturity. An issuer might call a bond if interest rates, in general, fall and the bond pays a higher interest rate or if it no longer needs the money for the original purpose. If an issuer calls a bond, the holder of such bond will receive principal but will not receive any future interest distributions on the bond. Such investor might not be able to reinvest this principal at as high a yield. A bond's call price could be less than the price paid for the bond and could be below the bond's par value. Certain bonds may also be subject to extraordinary optional or mandatory redemptions if certain events occur, such as certain changes in tax laws, the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the bonds were used, and various other events.

     EXTENSION RISK. When interest rates rise, among other factors, issuers of a security may pay off obligations more slowly than expected causing the value of such obligations to fall.

     "WHEN ISSUED" AND "DELAYED DELIVERY" BONDS. Certain debt obligations may have been purchased on a "when, as and if issued" or "delayed delivery" basis. The delivery of any such bonds may be delayed or may not occur. Interest on these bonds begins accruing to the benefit of investors on their respective dates of delivery. Investors will be "at risk" with respect to all "when, as and if issued" and "delayed delivery" bonds (i.e., may derive either gain or loss from fluctuations in the values of such bonds) from the date they purchase their investment.

     PREMIUM SECURITIES. Certain securities may have been acquired at a market premium from par value at maturity. The coupon interest rates on the premium securities at the time they were purchased by the fund were higher than the current market interest rates for newly issued securities of comparable rating and type. If such interest rates for newly issued and otherwise comparable securities decrease, the market premium of previously issued securities will be increased, and if such interest rates for newly issued comparable securities increase, the market premium of previously issued securities will be reduced, other things being equal. The current returns of securities trading at a market premium are initially higher than the current returns of comparable securities of a similar type issued at currently prevailing interest rates because premium securities tend to decrease in market value as they approach maturity when the face amount becomes payable. Because part of the purchase price is thus returned not at maturity but through current income payments, early redemption of a premium security at par or early prepayments of principal will result in a reduction in yield. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed securities have an offering side valuation which represents a premium over par or for original issue discount securities a premium over the accreted value.

     MARKET DISCOUNT. Certain fixed income securities may have been acquired at a market discount from par value at maturity. The coupon interest rates on discount securities at the time of purchase are lower than the current market interest rates for newly issued securities of comparable rating and type. If such interest rates for newly issued comparable securities increase, the market discount of previously issued securities will become greater, and if such interest rates for newly issued comparable securities decline, the market discount of previously issued securities will be reduced, other things being equal. Investors should also note that the value of securities purchased at a market discount will increase in value faster than securities purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of securities purchased at a market discount will decrease faster than securities purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium securities and the prepayment benefit for lower yielding, discount securities will be reduced.

     ORIGINAL ISSUE DISCOUNT BONDS. Original issue discount bonds were initially issued at a price below their face (or par) value. These bonds typically pay a lower interest rate than comparable bonds that were issued at or above their par value. In a stable interest rate environment, the market value of these bonds tends to increase more slowly in early years and in greater increments as the bonds approach maturity. The issuers of these bonds may be able to call or redeem a bond before its stated maturity date and at a price less than the bond's par value. Under current law, the original issue discount, which is the difference between the stated redemption price at maturity and the issue price of the bonds, is deemed to accrue on a daily basis and the accrued portion is treated as taxable interest income for U.S. federal income tax purposes.

     ZERO COUPON BONDS. Certain bonds may be "zero coupon" bonds. Zero coupon bonds are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the bond and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the zero coupon bonds) is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of such obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest.

     RESTRICTED SECURITIES. Certain securities may only be resold pursuant to Rule 144A under the Securities Act of 1933 (the "Securities Act"). Such securities may not be readily marketable. Restricted securities may be sold only to purchasers meeting certain eligibility requirements in privately negotiated transactions or in a public offering with respect to which a registration statement is in effect under the Securities Act. Where registration of such securities under the Securities Act is required, an owner may be obligated to pay all or part of the registration expenses and a considerable period may elapse between the time of the decision to sell and the time an owner may be permitted to sell a security under an effective registration statement. If, during such a period, adverse market conditions were to develop, an owner might obtain a less favorable price than that which prevailed when it decided to sell.

     PREFERRED STOCK RISKS. Preferred stocks may be susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, market liquidity, and global or regional political, economic or banking crises. Preferred stocks are also vulnerable to Congressional reductions in the dividends-received deduction which would adversely affect the after-tax return to the investors who can take advantage of the deduction. Such a reduction might adversely affect the value of preferred stocks in general. Holders of preferred stocks, as owners of the entity, have rights to receive payments from the issuers of those preferred stocks that are generally subordinate to those of creditors of, or holders of debt obligations or, in some cases, other senior preferred stocks of, such issuers. Preferred stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or senior preferred stocks will create prior claims for payment of principal and interest and senior dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its preferred stock or the rights of holders of preferred stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of preferred stocks is subject to market fluctuations for as long as the preferred stocks remain outstanding, and thus the value of the securities may be expected to fluctuate over the life of a trust to values higher or lower than those prevailing on the trust's initial date of deposit.

     TRUST PREFERRED SECURITIES RISKS. Holders of trust preferred securities incur risks in addition to or slightly different than the typical risks of holding preferred stocks. Trust preferred securities are limited-life preferred securities that are typically issued by corporations, generally in the form of interest-bearing notes or preferred securities issued by corporations, or by an affiliated business trust of a corporation, generally in the form of beneficial interests in subordinated debentures issued by the corporation, or similarly structured securities. The maturity and dividend rate of the trust preferred securities are structured to match the maturity and coupon interest rate of the interest-bearing notes, preferred securities or subordinated debentures. Trust preferred securities usually mature on the stated maturity date of the interest-bearing notes, preferred securities or subordinated debentures and may be redeemed or liquidated prior to the stated maturity date of such instruments for any reason on or after their stated call date or upon the occurrence of certain circumstances at any time. Trust preferred securities generally have a yield advantage over traditional preferred stocks, but unlike preferred stocks, distributions on the trust preferred securities are generally treated as interest rather than dividends for federal income tax purposes. Unlike most preferred stocks, distributions received from trust preferred securities are generally not eligible for the dividends received deduction. Certain of the risks unique to trust preferred securities include: (i) distributions on trust preferred securities will be made only if interest payments on the interest-bearing notes, preferred securities or subordinated debentures are made; (ii) a corporation issuing the interest-bearing notes, preferred securities or subordinated debentures may defer interest payments on these instruments for up to 20 consecutive quarters and if such election is made, distributions will not be made on the trust preferred securities during the deferral period; (iii) certain tax or regulatory events may trigger the redemption of the interest-bearing notes, preferred securities or subordinated debentures by the issuing corporation and result in prepayment of the trust preferred securities prior to their stated maturity date; (iv) future legislation may be proposed or enacted that may prohibit the corporation from deducting its interest payments on the interest-bearing notes, preferred securities or subordinated debentures for tax purposes, making redemption of these instruments likely; (v) a corporation may redeem the interest-bearing notes, preferred securities or subordinated debentures in whole at any time or in part from time to time on or after a stated call date; (vi) trust preferred securities holders have very limited voting rights; and (vii) payment of interest on the interest-bearing notes, preferred securities or subordinated debentures, and therefore distributions on the trust preferred securities, is dependent on the financial condition of the issuing corporation.

     HIGH-YIELD SECURITIES. "High-yield" or "junk" securities, the generic names for securities rated below BBB by Standard & Poor's or below Baa by Moody's (or similar ratings of other rating agencies), are frequently issued by corporations in the growth stage of their development, by established companies whose operations or industries are depressed or by highly leveraged companies purchased in leveraged buyout transactions. These obligations that are considered below "investment grade" and should be considered speculative as such ratings indicate a quality of less than investment grade. The market for high-yield securities is very specialized and investors in it have been predominantly financial institutions. High-yield securities are generally not listed on a national securities exchange. Trading of high-yield securities, therefore, takes place primarily in over-the-counter markets that consist of groups of dealer firms that are typically major securities firms. Because the high-yield security market is a dealer market, rather than an auction market, no single obtainable price for a given security prevails at any given time. Prices are determined by negotiation between traders. The existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. Not all dealers maintain markets in all high-yield securities. Therefore, since there are fewer traders in these securities than there are in "investment grade" securities, the bid-offer spread is usually greater for high-yield securities than it is for investment grade securities. The price at which the securities may be sold to meet redemptions and the value of a trust may be adversely affected if trading markets for the securities are limited or absent.

     An investment in "high-yield, high-risk" debt obligations or "junk" obligations may include increased credit risks and the risk that the value of the units will decline, and may decline precipitously, with increases in interest rates. During certain periods there have been wide fluctuations in interest rates and thus in the value of debt obligations generally. Certain high-yield securities may be subject to greater market fluctuations and risk of loss of income and principal than are investments in lower-yielding, higher-rated securities, and their value may decline precipitously because of increases in interest rates, not only because the increases in rates generally decrease values, but also because increased rates may indicate a slowdown in the economy and a decrease in the value of assets generally that may adversely affect the credit of issuers of high-yield, high-risk securities resulting in a higher incidence of defaults among high-yield, high-risk securities. A slowdown in the economy, or a development adversely affecting an issuer's creditworthiness, may result in the issuer being unable to maintain earnings or sell assets at the rate and at the prices, respectively, that are required to produce sufficient cash flow to meet its interest and principal requirements. For an issuer that has outstanding both senior commercial bank debt and subordinated high-yield, high-risk securities, an increase in interest rates will increase that issuer's interest expense insofar as the interest rate on the bank debt is fluctuating. However, many leveraged issuers enter into interest rate protection agreements to fix or cap the interest rate on a large portion of their bank debt. This reduces exposure to increasing rates, but reduces the benefit to the issuer of declining rates. The sponsor cannot predict future economic policies or their consequences or, therefore, the course or extent of any similar market fluctuations in the future.

     Lower-rated securities tend to offer higher yields than higher-rated securities with the same maturities because the creditworthiness of the issuers of lower-rated securities may not be as strong as that of other issuers. Moreover, if a security is recharacterized as equity by the Internal Revenue Service for federal income tax purposes, the issuer's interest deduction with respect to the security will be disallowed and this disallowance may adversely affect the issuer's credit rating. Because investors generally perceive that there are greater risks associated with the lower-rated securities, the yields and prices of these securities tend to fluctuate more than higher- rated securities with changes in the perceived quality of the credit of their issuers. In addition, the market value of high-yield, high-risk securities may fluctuate more than the market value of higher-rated securities since these securities tend to reflect short-term credit development to a greater extent than higher-rated securities. Lower-rated securities generally involve greater risks of loss of income and principal than higher-rated securities. Issuers of lower-rated securities may possess fewer creditworthiness characteristics than issuers of higher-rated securities and, especially in the case of issuers whose obligations or credit standing have recently been downgraded, may be subject to claims by debt-holders, owners of property leased to the issuer or others which, if sustained, would make it more difficult for the issuers to meet their payment obligations. High-yield, high-risk securities are also affected by variables such as interest rates, inflation rates and real growth in the economy.

      Should the issuer of any security default in the payment of principal or interest, the holders of such security may incur additional expenses seeking payment on the defaulted security. Because the amounts (if any) recovered in payment under the defaulted security may not be reflected in the value of a fund held by a trust or units of a trust until actually received, and depending upon when a unitholder purchases or sells his or her units, it is possible that a unitholder would bear a portion of the cost of recovery without receiving any portion of the payment recovered.

     High-yield, high-risk securities are generally subordinated obligations. The payment of principal (and premium, if any), interest and sinking fund requirements with respect to subordinated obligations of an issuer is subordinated in right of payment to the payment of senior obligations of the issuer. Senior obligations generally include most, if not all, significant debt obligations of an issuer, whether existing at the time of issuance of subordinated debt or created thereafter. Upon any distribution of the assets of an issuer with subordinated obligations upon dissolution, total or partial liquidation or reorganization of or similar proceeding relating to the issuer, the holders of senior indebtedness will be entitled to receive payment in full before holders of subordinated indebtedness will be entitled to receive any payment. Moreover, generally no payment with respect to subordinated indebtedness may be made while there exists a default with respect to any senior indebtedness. Thus, in the event of insolvency, holders of senior indebtedness of an issuer generally will recover more, ratably, than holders of subordinated indebtedness of that issuer.

     MUNICIPAL BONDS. Certain municipals bonds are "general obligation bonds" and are general obligations of a governmental entity that are backed by the taxing power of such entity.

Other municipals bonds are "revenue bonds" payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. There are, of course, variations in the security of the different bonds, both within a particular classification and between classifications, depending on numerous factors.

     Certain municipal bonds may be obligations which derive their payments from mortgage loans. Certain of such housing bonds may be FHA insured or may be single family mortgage revenue bonds issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. These bonds were issued under provisions of the Internal Revenue Code, which include certain requirements relating to the use of the proceeds of such bonds in order for the interest on such bonds to retain its tax-exempt status. In each case the issuer of the bonds has covenanted to comply with applicable requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from Federal income tax under existing laws and regulations. Certain issuers of housing bonds have considered various ways to redeem bonds they have issued prior to the stated first redemption dates for such bonds.

     Certain municipal bonds may be health care revenue bonds. Ratings of bonds issued for health care facilities are often based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services and the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other health care facilities, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, the cost and possible unavailability of malpractice insurance, the funding of Medicare, Medicaid and other similar third party pay or programs, government regulation and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party pay or programs.

     Certain municipal bonds may be obligations of public utility issuers, including those selling wholesale and retail electric power and gas. General problems of such issuers would include the difficulty in financing large construction programs in an inflationary period, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. In addition, Federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain bonds to make payments of principal and/or interest on such bonds.

     Certain municipal bonds may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. Such bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no-growth" zoning ordinances.

     Certain municipal bonds may be industrial revenue bonds ("IRBs"). IRBs have generally been issued under bond resolutions pursuant to which the revenues and receipts payable under the arrangements with the operator of a particular project have been assigned and pledged to purchasers. In some cases, a mortgage on the underlying project may have been granted as security for the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from a corporate restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may impact on such operator's creditworthiness which in turn would have an adverse impact on the rating and/or market value of such bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such bonds, even though no actual takeover or other action is ever contemplated or effected.

     Certain municipal bonds may be obligations that are secured by lease payments of a governmental entity ("lease obligations"). Lease obligations are often in the form of certificates of participation. Although the lease obligations do not constitute general obligations of the municipality for which the municipality's taxing power is pledged, a lease obligation is ordinarily backed by the municipality's covenant to appropriate for and make the payments due under the lease obligation. However, certain lease obligations contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease payments in future years unless money is appropriated for such purpose on a yearly basis. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby. Although "non-appropriation" lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult.

     Certain municipal bonds may be obligations of issuers which are, or which govern the operation of, schools, colleges and universities and whose revenues are derived mainly from ad valorem taxes or for higher education systems, from tuition, dormitory revenues, grants and endowments. General problems relating to school bonds include litigation contesting the state constitutionality of financing public education in part from ad valorem taxes, thereby creating a disparity in educational funds available to schools in wealthy areas and schools in poor areas. Litigation or legislation on this issue may affect the sources of funds available for the payment of school bonds. General problems relating to college and university obligations include the prospect of a declining percentage of the population consisting of "college" age individuals, possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the uncertainty of continued receipt of Federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers.

     Certain municipal bonds may be obligations which are payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. The major portion of an airport's gross operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for leases, occupancy of certain terminal space and service fees. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. From time to time the air transport industry has experienced significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines have experienced severe financial difficulties. Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents.

     Certain municipal bonds may be obligations which are payable from and secured by revenues derived from the operation of resource recovery facilities. Resource recovery facilities are designed to process solid waste, generate steam and convert steam to electricity. Resource recovery bonds may be subject to extraordinary optional redemption at par upon the occurrence of certain circumstances, including but not limited to: destruction or condemnation of a project; contracts relating to a project becoming void, unenforceable or impossible to perform; changes in the economic availability of raw materials, operating supplies or facilities necessary for the operation of a project or technological or other unavoidable changes adversely affecting the operation of a project; and administrative or judicial actions which render contracts relating to the projects void, unenforceable or impossible to perform or impose unreasonable burdens or excessive liabilities. No one can predict the causes or likelihood of the redemption of resource recovery bonds prior to the stated maturity of the bonds.

     Certain municipal bonds may have been acquired at a market discount from par value at maturity. A "tax-exempt" municipal bond purchased at a market discount and held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and less in the form of tax-exempt interest income than a comparable bond newly issued at current market rates.

     Certain municipal bonds may be subject to redemption prior to their stated maturity date pursuant to sinking fund provisions, call provisions or extraordinary optional or mandatory redemption provisions or otherwise. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. A callable debt obligation is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a debt obligation is redeemed, at or before maturity, by the proceeds of a new debt obligation. In general, call provisions are more likely to be exercised when the offering side valuation is at a premium over par than when it is at a discount from par. The exercise of redemption or call provisions will (except to the extent the proceeds of the called bonds are used to pay for unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions. Extraordinary optional redemptions and mandatory redemptions result from the happening of certain events. Generally, events that may permit the extraordinary optional redemption of bonds or may require the mandatory redemption of bonds include, among others: a final determination that the interest on the bonds is taxable; the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the bonds were used; an exercise by a local, state or Federal governmental unit of its power of eminent domain to take all or substantially all of the project for which the proceeds of the bonds were used; changes in the economic availability of raw materials, operating supplies or facilities or technological or other changes which render the operation of the project for which the proceeds of the bonds were used uneconomic; changes in law or an administrative or judicial decree which renders the performance of the agreement under which the proceeds of the bonds were made available to finance the project impossible or which creates unreasonable burdens or which imposes excessive liabilities, such as taxes, not imposed on the date the bonds are issued on the issuer of the bonds or the user of the proceeds of the bonds; an administrative or judicial decree which requires the cessation of a substantial part of the operations of the project financed with the proceeds of the bonds; an overestimate of the costs of the project to be financed with the proceeds of the bonds resulting in excess proceeds of the bonds which may be applied to redeem bonds; or an underestimate of a source of funds securing the bonds resulting in excess funds which may be applied to redeem bonds. The issuer of certain bonds may have sold or reserved the right to sell, upon the satisfaction of certain conditions, to third parties all or any portion of its rights to call bonds in accordance with the stated redemption provisions of such bonds. In such a case the issuer no longer has the right to call the bonds for redemption unless it reacquires the rights from such third party. A third party pursuant to these rights may exercise the redemption provisions with respect to a bond at a time when the issuer of the bond might not have called a bond for redemption had it not sold such rights. No one can predict all of the circumstances which may result in such redemption of an issue of bonds. See also the discussion of single family mortgage and multi-family revenue bonds above for more information on the call provisions of such bonds.

     CONVERTIBLE SECURITIES. Convertible securities are generally debt obligations or preferred stock of a company that are convertible into another security of the company, typically common stock. Convertible securities generally offer lower interest or dividend yields than non-convertible fixed-income securities of similar credit quality because of the potential for capital appreciation. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, a convertible security's market value also tends to reflect the market price of the common stock of the issuing company, particularly when the stock price is greater than the convertible security's conversion price. The conversion price is defined as the predetermined price or exchange ratio at which the convertible security can be converted or exchanged for the underlying common stock. As the market price of the underlying common stock declines below the conversion price, the price of the convertible security tends to be increasingly influenced more by the yield of the convertible security than by the market price of the underlying common stock. Thus, it may not decline in price to the same extent as the underlying common stock, and convertible securities generally have less potential for gain or loss than common stocks. However, mandatory convertible securities (as discussed below) generally do not limit the potential for loss to the same extent as securities convertible at the option of the holder. In the event of a liquidation of the issuing company, holders of convertible securities would be paid before that company's common stockholders. Consequently, an issuer's convertible securities generally entail less risk than its common stock. However, convertible securities generally fall below other debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically unrated or rated lower than such debt obligations. In addition, contingent payment, convertible securities allow the issuer to claim deductions based on its nonconvertible cost of debt, which generally will result in deduction in excess of the actual cash payments made on the securities (and accordingly, holders will recognize income in amounts in excess of the cash payments received).

     Mandatory convertible securities are distinguished as a subset of convertible securities because the conversion is not optional and the conversion price at maturity is based solely upon the market price of the underlying common stock, which may be significantly less than par or the price (above or below par) paid. For these reasons, the risks associated with investing in mandatory convertible securities most closely resemble the risks inherent in common stocks. Mandatory convertible securities customarily pay a higher coupon yield to compensate for the potential risk of additional price volatility and loss upon conversion. Because the market price of a mandatory convertible security increasingly corresponds to the market price of its underlying common stock as the convertible security approaches its conversion date, there can be no assurance that the higher coupon will compensate for the potential loss.

     SENIOR LOANS. Senior loans may be issued by banks, other financial institutions, and other investors to corporations, partnerships, limited liability companies and other entities to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, debt refinancings and, to a lesser extent, for general operating and other purposes. Senior loans generally are of below investment grade credit quality and may be unrated at the time of investment. They generally are not registered with the Securities and Exchange Commission or any state securities commission and generally are not listed on any securities exchange.

     An investment in senior loans involves risk that the borrowers under senior loans may default on their obligations to pay principal or interest when due. Although senior loans may be secured by specific collateral, there can be no assurance that liquidation of collateral would satisfy the borrower's obligation in the event of non-payment or that such collateral could be readily liquidated. Senior loans are typically structured as floating rate instruments in which the interest rate payable on the obligation fluctuates with interest rate changes. As a result, the yield on an investment in senior loans will generally decline in a falling interest rate environment and increase in a rising interest rate environment.

     The amount of public information available on senior loans generally will be less extensive than that available for other types of assets. No reliable, active trading market currently exists for many senior loans, although a secondary market for certain senior loans does exist. Senior loans are thus relatively illiquid. If a fund held by a trust invests in senior loans, liquidity of a senior loan refers to the ability of the fund to sell the investment in a timely manner at a price approximately equal to its value on the fund's books. The illiquidity of senior loans may impair a fund's ability to realized the full value of its assets in the event of a voluntary or involuntary liquidation of such assets. Because of the lack of an active trading market, illiquid securities are also difficult to value and prices provided by external pricing services may not reflect the true value of the securities. However, many senior loans are of a large principal amount and are held by financial institutions. To the extent that a secondary market does exist for certain senior loans, the market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The market for senior loans could be disrupted in the event of an economic downturn or a substantial increase or decrease in interest rates. This could result in increased volatility in the market and in a trust's net asset value.

     If legislation or state or federal regulators impose additional requirements or restrictions on the ability of financial institutions to make loans that are considered highly leveraged transactions, the availability of senior loans for investment may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain borrowers. This would increase the risk of default. If legislation or federal or state regulators require financial institutions to dispose of senior loans that are considered highly leveraged transactions or subject such senior loans to increased regulatory scrutiny, financial institutions may determine to sell such senior loans. Such sales could result in depressed prices. The price for the senior loan may be adversely affected if sold at a time when a financial institution is engaging in such a sale.

     Some senior loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the senior loans to presently existing or future indebtedness of the borrower or take other action detrimental to lenders. Such court action could under certain circumstances include invalidation of senior loans. Any lender, which could include a fund held by a trust, is subject to the risk that a court could find the lender liable for damages in a claim by a borrower arising under the common laws of tort or contracts or anti-fraud provisions of certain securities laws for actions taken or omitted to be taken by the lenders under the relevant terms of a loan agreement or in connection with actions with respect to the collateral underlying the senior loan.

     FLOATING RATE INSTRUMENTS. A floating rate security is an instrument in which the interest rate payable on the obligation fluctuates on a periodic basis based upon changes in a benchmark, often related to interest rates. As a result, the yield on such a security will generally decline with negative changes to the benchmark, causing an investor to experience a reduction in the income it receives from such securities. A sudden and significant increase in the applicable benchmark may increase the risk of payment defaults and cause a decline in the value of the security.

     ASSET-BACKED SECURITIES. Asset-backed securities ("ABS") are securities backed by pools of loans or other receivables. ABS are created from many types of assets, including auto loans, credit card receivables, home equity loans, and student loans. ABS are issued through special purpose vehicles that are bankruptcy remote from the issuer of the collateral. The credit quality of an ABS transaction depends on the performance of the underlying assets. To protect ABS investors from the possibility that some borrowers could miss payments or even default on their loans, ABS include various forms of credit enhancement. Some ABS, particularly home equity loan transactions, are subject to interest rate risk and prepayment risk. A change in interest rates can affect the pace of payments on the underlying loans, which in turn, affects total return on the securities. ABS also carry credit or default risk. If many borrowers on the underlying loans default, losses could exceed the credit enhancement level and result in losses to investors in an ABS transaction. Finally, ABS have structure risk due to a unique characteristic known as early amortization, or early payout, risk. Built into the structure of most ABS are triggers for early payout, designed to protect investors from losses. These triggers are unique to each transaction and can include: a big rise in defaults on the underlying loans, a sharp drop in the credit enhancement level, or even the bankruptcy of the originator. Once early amortization begins, all incoming loan payments (after expenses are paid) are used to pay investors as quickly as possible based upon a predetermined priority of payment.

     MORTGAGE-BACKED SECURITIES. Mortgage-backed securities are a type of ABS representing direct or indirect participations in, or are secured by and payable from, mortgage loans secured by real property and can include single- and multi-class pass-through securities and collateralized mortgage obligations. Mortgage-backed securities are based on different types of mortgages, including those on commercial real estate or residential properties. These securities often have stated maturities of up to thirty years when they are issued, depending upon the length of the mortgages underlying the securities. In practice, however, unscheduled or early payments of principal and interest on the underlying mortgages may make the securities' effective maturity shorter than this. Rising interest rates tend to extend the duration of mortgage-backed securities, making them more sensitive to changes in interest rates, and may reduce the market value of the securities. In addition, mortgage-backed securities are subject to prepayment risk, the risk that borrowers may pay off their mortgages sooner than expected, particularly when interest rates decline.

     SOVEREIGN DEBT. Sovereign debt instruments are subject to the risk that a governmental entity may delay or refuse to pay interest or repay principal on its sovereign debt, due, for example, to cash flow problems, insufficient foreign currency reserves, political considerations, the relative size of the governmental entity's debt position in relation to the economy or the failure to put in place required economic reforms. If a governmental entity defaults, it may ask for more time in which to pay or for further loans. There is no legal process for collecting sovereign debt that a government does not pay nor are there bankruptcy proceedings through which all or part of the sovereign debt that a governmental entity has not repaid may be collected.

     U.S. GOVERNMENT OBLIGATIONS RISK. Obligations of U.S. government agencies, authorities, instrumentalities and sponsored enterprises have historically involved little risk of loss of principal if held to maturity. However, not all U.S. government securities are backed by the full faith and credit of the United States. Obligations of certain agencies, authorities, instrumentalities and sponsored enterprises of the U.S. government are backed by the full faith and credit of the United States (e.g., the Government National Mortgage Association); other obligations are backed by the right of the issuer to borrow from the U.S. Treasury (e.g., the Federal Home Loan Banks) and others are supported by the discretionary authority of the U.S. government to purchase an agency's obligations. Still others are backed only by the credit of the agency, authority, instrumentality or sponsored enterprise issuing the obligation. No assurance can be given that the U.S. government would provide financial support to any of these entities if it is not obligated to do so by law.

     MONEY MARKET SECURITIES. Certain funds held by a trust may invest in money market securities. If market conditions improve while a fund has temporarily invested some or all of its assets in high quality money market securities, this strategy could result in reducing the potential gain from the market upswing, thus reducing a fund's opportunity to achieve its investment objective.

     DERIVATIVES RISK. Certain funds held by a trust may engage in transactions in derivatives. Derivatives are subject to counterparty risk which is the risk that the other party in a transaction may be unable or unwilling to meet obligations when due. Use of derivatives may increase volatility of a fund and reduce returns. Fluctuations in the value of derivatives may not correspond with fluctuations of underlying exposures. Unanticipated market movements could result in significant losses on derivative positions including greater losses than amounts originally invested and potentially unlimited losses in the case of certain derivatives. There are no assurances that there will be a secondary market available in any derivative position which could result in illiquidity and the inability of a fund to liquidate or terminate positions as valued. Valuation of derivative positions may be difficult and increase during times of market turmoil. Certain derivatives may be used as a hedge against other securities positions, however, hedging can be subject to the risk of imperfect alignment and there are no assurances that a hedge will be achieved as intended which can pose significant loss to a fund. Recent legislation has called for significant increases to the regulation of the derivatives market. Regulatory changes and rulemaking is ongoing and the full impact may not be known for some time. This increased regulation may make derivatives more costly, limit the availability of derivatives or otherwise adversely affect the value or performance of derivatives. Examples of increased regulation include, but are not limited to, the imposition of clearing and reporting requirements on transactions that fall within the definition of "swap" and "security-based swap," increased recordkeeping and reporting requirements, changing definitional and registration requirements, and changes to the way that funds' use of derivatives is regulated. No one can predict the effects of any new governmental regulation that may be implemented on the ability of a fund to use any financial derivative product, and there can be no assurance that any new governmental regulation will not adversely affect a fund's ability to achieve its investment objective. The federal income tax treatment of a derivative may not be as favorable as a direct investment in the asset that a derivative provides exposure to, which may adversely impact the timing, character and amount of income a fund realizes from its investment. The tax treatment of certain derivatives is unsettled and may be subject to future legislation, regulation or administrative pronouncements.

     OPTIONS. A trust may hold a fund or funds that write (sell) or purchase options as part of its investment strategy. In addition to general risks associated with derivatives described above, options are considered speculative. When a fund purchases an option, it may lose the premium paid for it if the price of the underlying security or other assets decreases or remains the same (in the case of a call option) or increases or remains the same (in the case of a put option). If a put or call option purchased by a fund were permitted to expire without being sold or exercised, its premium would represent a loss to a fund. To the extent that a fund writes or sells an option, if the decline or increase in the underlying asset is significantly below or above the exercise price of the written option, a fund could experience substantial and potentially unlimited losses.

     There can be no assurance that a liquid market for the options will exist when a fund seeks to close out an option position. Reasons for the absence of a liquid secondary market on an exchange include the following: (i) there may be insufficient trading interest in certain options; (ii) restrictions may be imposed by an exchange on opening transactions or closing transactions or both;
(iii) trading halts, suspensions or other restrictions may be imposed with respect to particular classes or series of options; (iv) unusual or unforeseen of an exchange or The Options Clearing Corporation ("OCC") may not at all times be adequate to handle current trading volume; or (vi) one or more exchanges could, for economic or other reasons, decide or be compelled at some future date to discontinue the trading of options (or a particular class or series of options). If trading were discontinued, the secondary market on that exchange (or in that class or series of options) would cease to exist. However, outstanding options on that exchange that had been issued by the OCC as a result of trades on that exchange would continue to be exercisable in accordance with their terms. A fund's ability to terminate over-the-counter options is more limited than with exchange-traded options and may involve the risk that broker-dealers participating in such transactions will not fulfill their obligations. If a fund were unable to close out a covered call option that it had written
(sold) on a security, it would not be able to sell the underlying security unless the option expired without exercise.

     The hours of trading for options may not conform to the hours during which the underlying securities are traded. To the extent that the options markets close before the markets for the underlying securities, significant price and rate movements can take place in the underlying markets that cannot be reflected in the options markets. Additionally, the exercise price of an option may be adjusted downward before the option's expiration as a result of the occurrence of certain corporate events affecting the underlying equity security, such as extraordinary dividends, stock splits, merger or other extraordinary distributions or events. In certain circumstances, a reduction in the exercise price of an option could reduce a fund's capital appreciation potential on the underlying security.

     To the extent that a fund purchases options pursuant to a hedging strategy, the fund will be subject to the following additional risks. If a put or call option purchased by a fund is not sold when it has remaining value, and if the market price of the underlying security remains equal to or greater than the exercise price (in the case of a put), or remains less than or equal to the exercise price (in the case of a call), the fund will lose its entire investment in the option. Also, where a put or call option on a particular security is purchased to hedge against price movements in a related security, the price of the put or call option may move more or less than the price of the related security. If restrictions on exercise were imposed, a fund might be unable to exercise an option it had purchased. If a fund were unable to close out an option that it had purchased on a security, it would have to exercise the option in order to realize any profit or the option may expire worthless.

     The writing (selling) and purchase of options is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. The successful use of options depends in part on the ability of a fund's adviser to predict future price fluctuations and, for hedging transactions, the degree of correlation between the options and securities or currency markets.

     If a fund employs a covered call strategy, a fund will generally write
(sell) call options on a significant portion of the fund's managed assets. These call options will give the option holder the right, but not the obligation, to purchase a security from the fund at the strike price on or prior to the option's expiration date. The ability to successfully implement the fund's investment strategy depends on the fund adviser's ability to predict pertinent market movements, which cannot be assured. Thus, the use of options may require a fund to sell portfolio securities at inopportune times or for prices other than current market values, may limit the amount of appreciation the fund can realize on an investment, or may cause the fund to hold a security that it might otherwise sell. The writer (seller) of an option has no control over the time when it may be required to fulfill its obligation as a writer (seller) of the option. Once an option writer (seller) has received an exercise notice, it cannot effect a closing purchase transaction in order to terminate its obligation under the option and must deliver the underlying security at the exercise price. As the writer (seller) of a covered call option, a fund forgoes, during the option's life, the opportunity to profit from increases in the market value of the security underlying the call option above the sum of the premium and the strike price of the call option, but has retained the risk of loss should the price of the underlying security decline. The value of the options written (sold) by a fund will be affected by changes in the value and dividend rates of the underlying equity securities, an increase in interest rates, changes in the actual or perceived volatility of securities markets and the underlying securities and the remaining time to the options' expirations. The value of the options may also be adversely affected if the market for the options becomes less liquid or smaller.

     An option is generally considered "covered" if a fund owns the security underlying the call option or has an absolute and immediate right to acquire that security without additional cash consideration (or, if required, liquid cash or other assets are segregated by the fund) upon conversion or exchange of other securities held by the fund. In certain cases, a call option may also be considered covered if a fund holds a call option on the same security as the call option written (sold) provided that certain conditions are met. By writing (selling) covered call options, a fund generally seeks to generate income, in the form of the premiums received for writing (selling) the call options. Investment income paid by a fund to its shareholders (such as a trust) may be derived primarily from the premiums it receives from writing (selling) call options and, to a lesser extent, from the dividends and interest it receives from the equity securities or other investments held in the fund's portfolio and short-term gains thereon. Premiums from writing (selling) call options and dividends and interest payments made by the securities in a fund's portfolio can vary widely over time.

     SWAPS. Certain funds held by a trust may invest in swaps. In addition to general risks associated with derivatives described above, swap agreements involve the risk that the party with whom a fund has entered into the swap will default on its obligation to pay a fund and the risk that a fund will not be able to meet its obligations to pay the other party to the agreement. Swaps entered into by a fund may include, but are not limited to, interest rate swaps, total return swaps and/or credit default swaps. In an interest rate swap transaction, two parties exchange rights to receive interest payments, such as exchanging the right to receive floating rate payments based on a reference interest rate for the right to receive fixed rate payments. In addition to the general risks associated with derivatives and swaps described above, interest rate swaps are subject to interest rate risk and credit risk. In a total return swap transaction, one party agrees to pay another party an amount equal to the total return on a reference asset during a specified period of time in return for periodic payments based on a fixed or variable interest rate or on the total return from a different reference asset. In addition to the general risks associated with derivatives and swaps described above, total return swaps could result in losses if the reference asset does not perform as anticipated and these swaps can have the potential for unlimited losses. In a credit default swap transaction, one party makes one or more payments over the term of the contract to the counterparty, provided that no event of default with respect to a specific obligation or issuer has occurred. In return, upon any event of default, such party would receive from the counterparty a payment equal to the par (or other agreed-upon) value of such specified obligation. In addition to general risks associated with derivatives and swaps described above, credit default swaps involve special risks because they are difficult to value, are highly susceptible to liquidity and credit risk, and generally pay a return to the party that has paid the premium only in the event of an actual default by the issuer of the underlying obligation (as opposed to a credit downgrade or other indication of financial difficulty).

     FORWARD FOREIGN CURRENCY EXCHANGE CONTRACTS. Certain funds held by a trust may engage in forward foreign currency exchange transactions. Forward foreign exchange transactions are contracts to purchase or sell a specified amount of a specified currency or multinational currency unit at a price and future date set at the time of the contract. Forward foreign currency exchange contracts do not eliminate fluctuations in the value of non-U.S. securities but rather allow a fund to establish a fixed rate of exchange for a future point in time. This strategy can have the effect of reducing returns and minimizing opportunities for gain.

     INDEXED AND INVERSE SECURITIES. Certain funds held by a trust may invest in indexed and inverse securities. In addition to general risks associated with derivatives described above, indexed and inverse securities are subject to risk with respect to the value of the particular index. These securities are subject to leverage risk and correlation risk. Certain indexed and inverse securities have greater sensitivity to changes in interest rates or index levels than other securities, and a fund's investment in such instruments may decline significantly in value if interest rates or index levels move in a way a fund's management does not anticipate.

     FUTURES. Certain funds held by a trust may engage in futures transactions. In addition to general risks associated with derivatives described above, the primary risks associated with the use of futures contracts and options are
(a) the imperfect correlation between the change in market value of the instruments held by a fund and the price of the futures contract or option;
(b) possible lack of a liquid secondary market for a futures contract and the resulting inability to close a futures contract when desired; (c) losses caused by unanticipated market movements, which are potentially unlimited; (d) the investment adviser's inability to predict correctly the direction of securities prices, interest rates, currency exchange rates and other economic factors; and
(e) the possibility that the counterparty will default in the performance of its obligations. While futures contracts are generally liquid instruments, under certain market conditions they may become illiquid. Futures exchanges may impose daily or intra-day price change limits and/or limit the volume of trading. Additionally, government regulation may further reduce liquidity through similar trading restrictions.

      REPURCHASE AGREEMENT RISK. A repurchase agreement is a form of short-term borrowing where a dealer sells securities to investors (usually on an overnight basis) and buys them back the following day. If the other party to a repurchase agreement defaults on its obligation under such agreement, a fund held by a trust may suffer delays and incur costs or lose money in exercising its rights under the agreement. If the seller fails to repurchase the security under a repurchase agreement and the market value of such security declines, such fund may lose money.

     SHORT SALES RISK. Certain funds held by a trust may engage in short sales. Because making short sales in securities that it does not own exposes a fund to the risks associated with those securities, such short sales involve speculative exposure risk. A fund will incur a loss as a result of a short sale if the price of the security increases between the date of the short sale and the date on which such fund replaces the security sold short. A fund will realize a gain if the security declines in price between those dates. As a result, if a fund makes short sales in securities that increase in value, it will likely underperform similar funds that do not make short sales in securities they do not own. There can be no assurance that a fund will be able to close out a short sale position at any particular time or at an acceptable price. Although a fund's gain is limited to the amount at which it sold a security short, its potential loss is limited only by the maximum attainable price of the security, less the price at which the security was sold. Short sale transactions involve leverage because they can provide investment exposure in an amount exceeding the initial investment. A fund may also pay transaction costs and borrowing fees in connection with short sales.

     COMMODITIES. Certain funds held by a trust may have exposure to the commodities market. This exposure could expose such funds and to greater volatility than investment in other securities. The value of investments providing commodity exposure may be affected by changes in overall market movements, commodity index volatility, changes in interest rates, or factors affecting a particular industry or commodity, such as drought, floods, weather, embargoes, tariffs and international economic, political and regulatory developments.

     CONCENTRATION RISK. Concentration risk is the risk that the value of a trust may be more susceptible to fluctuations based on factors that impact a particular sector because the trust provides exposure to investments concentrated within a particular sector or sectors.

     CONSUMER DISCRETIONARY AND CONSUMER STAPLES SECTORS. The profitability of companies that manufacture or sell consumer products or provide consumer services will be affected by various factors including the general state of the economy and consumer spending trends. In the past, there have been major changes in the retail environment due to the declaration of bankruptcy by some of the major corporations involved in the retail industry, particularly the department store segment. The continued viability of the retail industry will depend on the industry's ability to adapt and to compete in changing economic and social conditions, to attract and retain capable management, and to finance expansion. Weakness in the banking or real estate industry, a recessionary economic climate with the consequent slowdown in employment growth, less favorable trends in unemployment or a marked deceleration in real disposable personal income growth could result in significant pressure on both consumer wealth and consumer confidence, adversely affecting consumer spending habits. In addition, competitiveness of the retail industry will require large capital outlays for investment in the installation of automated checkout equipment to control inventory, to track the sale of individual items and to gauge the success of sales campaigns. Increasing employee and retiree benefit costs may also have an adverse effect on the industry. In many sectors of the retail industry, competition may be fierce due to market saturation, converging consumer tastes and other factors. Many retailers are involved in entering global markets which entail added risks such as sudden weakening of foreign economies, difficulty in adapting to local conditions and constraints and added research costs.

     ENERGY SECTOR. Energy companies may include but are not limited to companies involved in: production, generation, transmission, marketing, control, or measurement of energy; the provision of component parts or services to companies engaged in the above activities; energy research or experimentation; and environmental activities related to the solution of energy problems, such as energy conservation and pollution control.

     The securities of companies in the energy field are subject to changes in value and dividend yield which depend, to a large extent, on the price and supply of energy fuels. Swift price and supply fluctuations may be caused by events relating to international politics, energy conservation, the success of exploration projects, and tax and other regulatory policies of various governments. As a result of the foregoing, the securities issued by energy companies may be subject to rapid price volatility.

     Any future scientific advances concerning new sources of energy and fuels or legislative changes relating to the energy sector or the environment could have a negative impact on the petroleum products sector. While legislation has been enacted to deregulate certain aspects of the oil sector, no assurances can be given that new or additional regulations will not be adopted. Each of the problems referred to could adversely affect the financial stability of the issuers of any petroleum sector securities.

     FINANCIALS SECTOR. Banks and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. In addition, banks and their holding companies are extensively regulated at both the federal and state level and may be adversely affected by increased regulations. Banks will face increased competition from nontraditional lending sources as regulatory changes, such as the Gramm-Leach-Bliley financial services overhaul legislation, permit new entrants to offer various financial products. Technological advances such as the Internet allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data. Banks are already facing tremendous pressure from mutual funds, brokerage firms and other financial service providers in the competition to furnish services that were traditionally offered by banks.

     Government authorities in the U.S. and other countries may engage in administrative and legislative action intended to address both short- and long-term difficulties facing the housing and mortgage lending markets, mortgage backed securities, the financial services industry and the broader economy. These government actions may include, but are not limited to, restrictions on investment activities; increased oversight, regulation and involvement in financial services company practices; adjustments to capital requirements; the acquisition of interests in and the extension of credit to private entities; and increased investigation efforts into the actions of companies and individuals in the financial service industry. No one can predict any action that might be taken or the effect any action or inaction will have. It is possible that any actions taken by government authorities will not address or help improve the state of these difficulties as intended. No one can predict the impact that the difficulties will have on the economy, generally or financial services companies. The difficulties and corresponding government action or inaction may have far reaching consequences and your investment may be adversely affected by such developments.

     Banks and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

     The statutory requirements applicable to, and regulatory supervision of, banks and their holding companies have increased significantly and have undergone substantial change in the past, including, but not limited to the Financial Institutions Reform, Recovery and Enforcement Act, enacted in August 1989; the Federal Deposit Insurance Corporation Improvement Act of

1991; the Gramm-Leach-Bliley Act; and the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules and regulations promulgated under these laws.

     Companies engaged in investment management and brokerage activities are subject to the adverse effects of economic recession, volatile interest rates, and competition from new entrants in their fields of business. Adverse changes in the direction of the stock market, investor confidence, the financial health of customers, equity transaction volume, the level and direction of interest rates and the outlook of emerging markets could adversely affect the financial stability, as well as the stock prices, of these companies. Additionally, competitive pressures, including increased competition from new and existing competitors, the ongoing commoditization of traditional businesses and the need for increased capital expenditures on new technology could adversely impact the profit margins of companies in the investment management and brokerage industries. Companies involved in investment management and brokerage activities are also subject to extensive regulation by government agencies and self-regulatory organizations, and changes in laws, regulations or rules, or in the interpretation of such laws, regulations and rules could adversely affect the stock prices of such companies.

     Companies involved in the insurance, reinsurance and risk management industry underwrite, sell or distribute property, casualty and business insurance. Many factors affect insurance, reinsurance and risk management company profits, including but not limited to interest rate movements, the imposition of premium rate caps, a misapprehension of the risks involved in given underwritings, competition and pressure to compete globally, weather catastrophes or other natural or man-made disasters and the effects of client mergers. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressure to compete globally.

     In addition to the normal risks of business, companies involved in the insurance and risk management industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: the inherent uncertainty in the process of establishing property-liability loss reserves, and the fact that ultimate losses could materially exceed established loss reserves, which could have a material adverse effect on results of operations and financial condition; the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophic losses, which could have a material adverse impact on their financial conditions, results of operations and cash flow; the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claim settlement practices; the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability ratings; the extensive regulation and supervision to which insurance companies are subject, and various regulatory and other legal actions; the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; and the uncertainty involved in estimating the availability of reinsurance and the collectability of reinsurance recoverables.

     The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

     All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

     HEALTH CARE SECTOR. Healthcare companies involved in advanced medical devices and instruments, drugs and biotech, managed care, hospital management/health services and medical supplies have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic. In addition, healthcare facility operators may be affected by events and conditions including, among other things, demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third-party payor programs.

     Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance incentives for competition in the provision of healthcare services, tax incentives and penalties related to healthcare insurance premiums and promotion of prepaid healthcare plans.

     INDUSTRIALS SECTOR. General risks of industrials companies include the general state of the economy, intense competition, consolidation, domestic and international politics, excess capacity and consumer spending trends. In addition, capital goods companies may also be significantly affected by overall capital spending levels, economic cycles, technical obsolescence, delays in modernization, limitations on supply of key materials, labor relations, government regulations, government contracts and ecommerce initiatives. Furthermore, certain companies involved in the industry have also faced scrutiny for alleged accounting irregularities that may have led to the overstatement of their financial results, and other companies in the industry may face similar scrutiny.

     Industrials companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in commercial and consumer demand and the need for modernization. Aerospace and defense companies may be influenced by decreased demand for new equipment, aircraft order cancellations, disputes over or ability to obtain or retain government contracts, or changes in government budget priorities, changes in aircraft-leasing contracts and cutbacks in profitable business travel.

     INFORMATION TECHNOLOGY SECTOR. Information technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking and communications equipment, internet access and information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the internet, may be characterized by rapidly changing technology, product obsolescence, cyclical markets, evolving industry standards and frequent new product introductions. The success of companies in this sector depends, in substantial part, on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting a company's products or in the market for products based on a particular technology could have a material adverse effect on an issuer's operating results. Furthermore, there can be no assurance that any particular company will be able to respond in a timely manner to compete in the rapidly developing marketplace.

     Factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. Such market volatility may adversely affect the market price of shares of these companies. Some key components of certain products of technology issuers are currently available only from single sources.

     There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on companies in this sector.

     Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken to protect proprietary rights will be adequate to prevent misappropriation of technology or that competitors will not independently develop technologies that are substantially equivalent or superior to an issuer's technology. In addition, due to the increasing public use of the internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of internet products and services. The adoption of any such laws could have a material adverse impact on the issuers of securities in the information technology sector.

     Like many areas of technology, the semiconductor business environment is highly competitive, notoriously cyclical and subject to rapid and often unanticipated change. Recent industry downturns have resulted, in part, from weak pricing, persistent overcapacity, slowdown in Asian demand and a shift in retail personal computer sales toward the low-end segment. Industry growth is dependent upon several factors, including: the rate of global economic expansion; demand for products such as personal computers and networking and communications equipment; excess productive capacity and the resultant effect on pricing; and the rate of growth in the market for low-priced personal computers.

     MATERIALS SECTOR. Companies in the basic materials sector are engaged in the manufacture, mining, processing, or distribution of raw materials and intermediate goods used in the industrial sector. These may include materials and products such as chemicals, commodities, forestry products, paper products, copper, iron ore, nickel, steel, aluminum, precious metals, textiles, cement, and gypsum. Basic materials companies may be affected by the volatility of commodity prices, exchange rates, import controls, worldwide competition, depletion of resources, and mandated expenditures for safety and pollution control devices. In addition, they may be adversely affected by technical progress, labor relations, and governmental regulation. These companies are also at risk for environmental damage and product liability claims. Production of industrial materials often exceeds demand as a result of over-building or economic downturns, which may lead to poor investment returns.

     TELECOMMUNICATION SERVICES SECTOR. General risks of telecommunication services companies include rapidly changing technology, rapid product obsolescence, loss of patent protection, cyclical market patterns, evolving industry standards and frequent new product introductions. Certain communications/bandwidth companies are subject to substantial governmental regulation, which among other things, regulates permitted rates of return and the kinds of services that a company may offer. Such companies can also be negatively impacted by any failure to obtain, or delays in obtaining, financial or regulatory approval for new products or services. Companies in this sector are subject to fierce competition for market share from existing competitors and new market entrants. Such competitive pressures are intense and communications stocks can experience extreme volatility.

     Companies in the telecommunications sector may encounter distressed cash flows and heavy debt burdens due to the need to commit substantial capital to meet increasing competition, particularly in formulating new products and services using new technology. Technological innovations may also make the existing products and services of telecommunications companies obsolete. In addition, companies in this sector can be impacted by a lack of investor or consumer acceptance of new products, changing consumer preferences and lack of standardization or compatibility with existing technologies making implementation of new products more difficult.

     UTILITIES SECTOR. General problems of utility companies include risks of increases in fuel and other operating costs; restrictions on operations and increased costs and delays as a result of environmental, nuclear safety and other regulations; regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer; energy conservation; technological innovations which may render existing plants, equipment or products obsolete; the effects of local weather, maturing markets and difficulty in expanding to new markets due to regulatory and other factors; natural or manmade disasters; difficulty obtaining adequate returns on invested capital; the high cost of obtaining financing during periods of inflation; difficulties of the capital markets in absorbing utility debt and equity securities; and increased competition. In addition, taxes, government regulation, international politics, price and supply fluctuations, and volatile interest rates and energy conservation may cause difficulties for utilities. All of such issuers experience certain of these problems to varying degrees.

     CALIFORNIA. The information provided below is only a brief summary of the complex factors affecting the financial situation in California and is derived from sources that are generally available to investors and are believed to be accurate. Except where otherwise indicated, the information is based on California's 2014-15 fiscal year running from July 1, 2014 to June 30, 2015. No independent verification has been made of the accuracy or completeness of any of the following information. It is based in part on information obtained from various state and local agencies in California or contained in official statements for various California municipal obligations.

     Economic Outlook. The U.S. economy completed its sixth year of recovery as California ended its fiscal year on June 30, 2015. California's income growth outperformed that of the nation as a whole during the 2014-2015 fiscal year.
The state's total personal income increased 5.5% during the 2014-15 fiscal year, compared to the 4.6% increase the nation experienced. Auto registrations increased by 9.9% in California for a total of 1.9 million registered vehicles for the 2014-15 fiscal year. The state's real estate market showed signs of continued growth at the end of the 2014-15 fiscal year compared to the market a year earlier. As of June 2015, prices for existing single-family homes were 7.0% higher and sales were up 11% compared to the prior year. Homebuilding continued in California at an accelerated rate, with permits issued during the 2014-2015 fiscal year increasing by 10% to nearly 94,000 units. Nonresidential construction increased by 4.1%, with the value of nonresidential permits increasing to $23.5 billion.

     California's labor market continued to add jobs during the 2014-2015 fiscal year. Total employment for June 2015 rose to 17.8 million jobs, a gain of more than 481,000 jobs from June 2014. Mirroring that increase, California's unemployment rate fell from 7.5% at June 2014 to 6.3% at June 2015.

     Net Assets. The primary government's net position as of the end of the 2014-15 fiscal year was a net deficit position of $41 billion. The total net deficit position was reduced by $103.0 billion for net investment in capital assets and by $31.1 billion for restricted net position, yielding a negative unrestricted net position of $175.1 billion. Restricted net position is dedicated for specified uses and is not available to fund current activities. More than half of the negative $175.1 billion consisted of unfunded, employee-related, long-term liabilities that are recognized as soon as an obligation has been incurred, even though payment will occur over many future periods. Another 38.3% ($67.1 billion) consist of outstanding bonded debt issued to build capital assets for school districts and other local governmental entities. The bonded debt reduced the unrestricted net position; however, local governments, not the state, own the capital assets that would offset this reduction.

     The primary government's combined net deficit position (governmental and business-type activities) as originally reported at June 30, 2014, decreased by $48.3 (or more than 659%) to a negative $41.0 billion a year later, but increased $15.8 billion (27.8%) when adjusted for restatements.

     California General Fund. The state's main operating fund (the "California General Fund") ended the 2014-15 fiscal year with assets of $22.2 billion; liabilities and deferred inflows of resources of $24.4 billion; and non-spendable, restricted, and committed fund balances of $53 million, $2.3 billion, and $103 million, respectively, leaving the California General Fund with a negative unassigned fund balance of $4.7 billion. Total assets of the California General Fund increased by $2.8 billion (14.3%) over the 2013-14 fiscal year, while the total liabilities and deferred inflows of resources of the California General Fund decreased by $2.4 billion (9.1%). Total net fund deficit balance decreased by $5.2 billion (70.1%).

     As of the end of the 2014-15 fiscal year, the California General Fund had an excess of revenues over expenditures of $9.6 billion ($116.8 billion in revenues and $107.2 billion in expenditures). Approximately $111.3 billion (95.3%) of California General Fund revenue was derived from the state's largest three taxes--personal income taxes ($76.9 billion), sales and use taxes ($23.6 billion), and corporation taxes ($10.8 billion). As a result of fund classifications made to comply with governmental accounting standards, a total of $336 million in revenue, essentially all from unemployment programs, was included in the California General Fund. These revenues were not considered California General Fund revenues for any budgetary purposes or for the state's "Budgetary/Legal Basis Annual Report." During the 2014-15 fiscal year, total California General Fund revenue increased by $12.6 billion (12.1%). The increase was a result of increases in personal income taxes of $9.3 billion (13.8%), sales and use taxes of $1.4 billion (6.1%), and corporation taxes of $1.5 billion (16.6%).

     California General Fund expenditures increased by $11.8 billion (12.4%) during the 2014-15 fiscal year. The largest increases were in education and general government expenditures, which were up $9.7 billion and $1 billion, respectively. The California General Fund's deficit for the 2014-15 fiscal year was $2.2 billion, an improvement of $5.2 billion from the prior year's restated ending fund deficit of $7.4 billion.

     Budget Outlook. California enacted Budget Act of 2015 (the "California Budget Act") for the 2014-15 fiscal year on June 24, 2015. The California Budget Act appropriated $167.6 billion: $115.4 billion from the California General Fund, $45.7 billion from special funds and $6.5 billion from bond funds. The California General Fund's budgeted expenditures increased $896 million (0.8%) over the previous year's California General Fund budget. The California Budget Act projected California General Fund's revenue to be $115.0 billion after a projected $1.9 billion transfer to the "Budget Stabilization Account." California General Fund revenue comes predominantly from taxes, personal income taxes were projected to provide 66.5% of total revenue for 2015-16 fiscal year. California's major taxes (personal income, sales and use, and corporation taxes) were projected to supply approximately 96.9% of the California General Fund's resources in the 2015-16 fiscal year.

     The spending plan for 2015-2016 fiscal year implemented the first year of Proposition 2, approved by voters in November 2014, which uses spikes in capital gains to save money for the next recession and to pay down California's debts and unfunded liabilities. Despite the projected $1.9 billion transfer to the Budget Stabilization Account and $1.9 billion allocated for debt reduction, including special fund loan repayments and a partial settle-up of Proposition 98 underfunding, the budget projected a surplus in the California General Fund for the fourth consecutive year. The California General Fund is projected to end the 2015-2016 fiscal year with $4.6 billion in total reserves--$3.5 billion in the Budget Stabilization Account and $1.1 billion reserved for economic uncertainties.

     Governor Brown released his proposed 2016-17 fiscal year budget on January 7, 2016. The budget restores some previous budget cuts and expands services, but continues to place strong emphasis on building reserves, paying down existing obligations, and restoring and upgrading California's infrastructure. Although a strengthening economy continues to push revenues higher, the Governor's budget includes provisions for the next recession, as history has shown that the California General Fund's major revenue source, personal income taxes, drops precipitously during economic downturns. The budget allocated a significant portion of discretionary resources to increasing total reserves beyond constitutional funding requirements such as those required by Proposition 2 and Proposition 98. The budget projects total reserves of $10.2 billion by the end of the 2016-17 fiscal year--$6 billion in the Budget Stabilization Account required under Proposition 2 and $2.2 billion in the California General Fund's reserve for economic uncertainties, and an additional optional reserve of $2.0 billion. In addition to the required transfer to the Budget Stabilization Account, Proposition 2 requires an equivalent amount be used to pay down existing debts and reduce unfunded liabilities in excess of current base amounts. During the 2016-17 fiscal year, Governor Brown proposes to spend a total of $1.6 billion to repay some of the California General Fund's loans from special funds and transportation projects, to partially settle-up previous Proposition 98 underfunding, and to reduce some of the University of California employee pension liabilities.

     The 2016-17 governor's budget projects that the California General Fund revenues and transfers to be $120.6 billion and expenditures to be $122.6 billion, with an estimated $3.2 billion year-end balance, which includes the $2.2 billion reserve for economic uncertainties. In the proposed budget, the California General Fund began fiscal year 2015-16 with a surplus balance of $3.7 billion; it is projected to begin fiscal year 2016-17 with a surplus of approximately $5.2 billion. The 2016-17 governor's budget estimated California General Fund revenues and transfers to be 2.6% more than the revised 2015-16 estimate of $117.5 billion, while the fiscal year 2016-17 expenditures are estimated to be 5.6% greater than the revised 2015-16 estimate of $116.1 billion.

     Capital Assets. The state's investment in capital assets for its governmental and business-type activities as of the end of the 2014-15 fiscal year amounted to $132.4 billion (net of accumulated depreciation/amortization). The state's capital assets include land, state highway infrastructure, collections, buildings and other depreciable property, intangible assets, and construction in progress. The buildings and other depreciable property account includes buildings, improvements other than buildings, equipment, certain infrastructure assets, certain books, and other capitalized and depreciable property. Intangible assets include computer software, land use rights, patents, copyrights, and trademarks. Infrastructure assets are items that normally are immovable, such as roads and bridges, and can be preserved for a greater number of years than can most capital assets.

     As of the end of 2014-15 fiscal year, the state's capital assets increased $7.3 billion (5.8%) over the prior fiscal year. The majority of this increase occurred in state highway infrastructure, buildings and other depreciable property, and construction/development in progress. Included in the capital assets increase is a $3.6 billion beginning balance restatement, primarily for understated state highway infrastructure construction in progress.

     Debt Administration. As of the end of 2014-15 fiscal year, the primary government had total bonded debt outstanding of $112.2 billion. Of this amount, $81.1 billion (72.3%) represents general obligation bonds, which are backed by the full faith and credit of the state. Included in the $81.1 billion of general obligation bonds is $944 million of Economic Recovery Bonds that are secured by a pledge of revenues derived from dedicated sales and use taxes and will be fully paid during fiscal year 2015-2016. As of the end of 2014-15 fiscal year, the current portion of general obligation bonds outstanding was $3.0 billion and the long-term portion was $78.1 billion. The remaining $31.1 billion (27.7%) of bonded debt outstanding represents revenue bonds, which are secured solely by specified revenue sources. As of the end of 2014-15 fiscal year, the portion of revenue bonds outstanding was $1.7 billion and the long-term portion was $29.4 billion. During the 2014-15 fiscal year, the state issued $6.6 billion in new general obligation bonds for children's hospitals, public primary, secondary, community college and university education facilities, highway safety, traffic reduction, air quality and port security, transportation, housing and emergency shelters, local and passenger rail projects, safe drinking water, water quality and supply, flood control, river and coastal protection, medical research, earthquake safety and public building rehabilitation, veteran's homes, high-speed passenger train projects, and to refund previously outstanding general obligation bonds and commercial paper.

     Budgetary Control. The California state legislature prepares an annual budget that contains estimates of revenues and expenditures for the ensuing fiscal year. This budget is the result of negotiations between the governor and the California legislature. Throughout the fiscal year, adjustments in the form of budget revisions, executive orders, and financial legislation agreed to by the governor and the California legislature are made to the budget. The California State Controller's Office ("State Controller's Office") is statutorily responsible for control over revenues due the primary government and for expenditures of each appropriation contained in the budget. Budgeted appropriations are the expenditure authorizations that allow state agencies to purchase or create liabilities for goods and services.

     The state's accounting system provides the State Controller's Office with a centrally-controlled record system to fully account for each budgeted appropriation, including its unexpended balance, and for all cash receipts and disbursements. The accounting system is decentralized, meaning the detail of each control account is maintained by each state agency. During the fiscal year, the control accounts and the agency accounts are maintained and reconciled on a cash basis. At the end of the fiscal year, each agency prepares annual accrual reports for receivables and payables. The State Controller's Office combines its control account balances with the agency accrual reports to prepare California's Budgetary/Legal Basis Annual Report. State laws and regulations that, in some cases, do not fully agree with Generally Accepted Accounting Principals, govern the methods of accounting for expenditures and revenues in these reports.

     Cash Management. As of the end of the 2014-2015 fiscal year, there were no revenue anticipation notes outstanding.

     Risk Management. The primary government has elected, with a few exceptions, to be self-insured against loss or liability. The primary government generally does not maintain reserves. Losses are covered by appropriations from each fund responsible for payment in the year in which the payment occurs. The state has been permissively self-insured and barring any extraordinary catastrophic event, the potential amount of loss faced by the state is not considered material in relation to the primary government's financial position. Generally, the exceptions are when a bond resolution or a contract requires the primary government to purchase commercial insurance for coverage against property loss or liability. There have been no significant reductions in insurance coverage in 2015 from the prior year. In addition, no insurance settlement from 2012 to 2015 has exceeded insurance coverage. All claim payments are on a "pay-as-you-go" basis, with workers' compensation benefits for self-insured agencies initially being paid by California's "State Compensation Insurance Fund."

     The discounted liability for unpaid self-insurance claims of the primary government was estimated to be $3.8 billion as of the end of the 2014-15 fiscal year. This estimate was based primarily on actuarial reviews of the state's workers' compensation program and included indemnity payments to claimants, as well as all other costs of providing workers' compensation benefits, such as medical care and rehabilitation. The estimate also included the liability for unpaid services fees, industrial disability leave benefits, and incurred-but-not-reported amounts. The estimated total liability of approximately $5.4 billion was discounted to $3.8 billion using a 3.5% interest rate. Of the total, $392 million was reported as a current liability, of which $263 million was included in the California General Fund, $127 million in the special revenue funds, and $2 million in the internal service funds. The remaining $3.4 billion was reported as other noncurrent liabilities in the government-wide statement of net position.

     The University of California, a discretely presented component unit, is self-insured or insured through a wholly-owned captive insurance company for medical malpractice, workers' compensation, employee health care, and general liability claims. These risks are subject to various claim and aggregate limits, with excess liability coverage provided by an independent insurer. Liabilities are recorded when it is probable that a loss has occurred and the amount of the loss can be reasonably estimated. These losses include an estimate for claims that have been incurred but not reported. The estimated liabilities are based on an independent actuarial determination of the anticipated future payments, discounted at rates ranging from 2% to 5%.

     Ratings. As of May 6, 2016, all outstanding general obligation bonds of the state of California were rated "AA-" by S&P Global Ratings, a division of S&P Global, Inc., and "Aa3" by Moody's Investors Service, Inc. Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.

     Local Issuances. It should be noted that the creditworthiness of obligations issued by local California issuers may be unrelated to the creditworthiness of obligations issued by the state of California, and there is no obligation on the part of the state to make payment on such local obligations in the event of default.

     The foregoing information constitutes only a brief summary of some of the general factors which may impact certain issuers of California bonds and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of such obligations are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of such bonds, could affect or could have an adverse impact on the financial condition of the state and various agencies and political subdivisions thereof. The sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of the bonds, the market value or marketability of such bonds or the ability of the respective issuers of such bonds to pay interest on or principal of such bonds.

     NEW JERSEY. Economic Outlook. The State's economic recovery continued, having added 64,500 new private sector jobs over the course of 2015. The increase in payrolls was led by the following sectors - education and health services; trade, transportation and utilities; and construction. The State gained 222,000 new private sector jobs from the start of February 2010 through the end of 2015. The State's unemployment rate continued to decline over the course of 2015, falling from 6.3 percent in December 2014 to 5.1 percent in December 2015. The national unemployment rate was 5.0 percent as of December 2015.

     Other measures of the State's economy, also, showed signs of continued improvement. The State's housing market continued to expand with existing home sales in 2015 12.3 percent higher than a year ago and the number of residential building permits issued by the State 10.4 percent higher than a year ago. New car sales in 2015 were 5.2 percent higher than a year ago. Aggregate personal income, which includes wage income as well as income from other sources such as assets or transfers, grew for a tenth consecutive quarter and by the third quarter of 2015 had reached an all-time high.

     Revenues and Expenditures. During Fiscal Year 2015, State revenues, including transfers, totaled $60.6 billion or an increase of $3.1 billion when compared to the prior fiscal year. This increase in total revenues is primarily attributable to an overall increase in general taxes, primarily the State's Gross Income Tax and Corporate Business Tax resulting from a strengthening of the economy. General taxes totaled $30.8 billion and accounted for 50.8 percent of total State revenues for Fiscal Year 2015. The State's Gross Income Tax totaled $13.3 billion, the Sales and Use Tax totaled $9.1 billion, and the Corporation Business Tax totaled $2.7 billion. The State's three major taxes comprised 81.6 percent of the total general taxes that were collected during Fiscal Year 2015. The State's economy showed improvement, as indicated by the $1.9 billion increase in general taxes when compared to Fiscal Year 2014.

     Fiscal Year 2015 expenses totaled $66.7 billion, an increase of $5.5 billion in comparison to the prior fiscal year. State spending increased by $3.4 billion in government direction, management, and control mainly due to the increase in the pension expense based on the requirements of Governmental Accounting Standards Board (GASB) Statement No. 68, Accounting and Financial Reporting for Pensions, $2.0 billion in physical and mental health predominately attributable to Medicaid expansion, and $778.6 million in educational, cultural, and intellectual development.

     New Jersey General Fund. The General Fund is the State's chief operating fund and is the fund into which all State revenues, not otherwise restricted by statute, are deposited. The General Fund's ending fund balance totaled $4.5 billion of which $806.4 million represented unassigned fund balance.

     On a budgetary basis, general revenues of $35.2 billion were $3.0 billion lower than the final budget. The negative variance was the result of unearned federal and other grant revenues of $2.5 billion and declines of $0.5 billion in other revenues. Federal and other grant revenues are not earned unless there has been a grant award and eligible grant expenses incurred. To the extent that federal and grant appropriations are made in anticipation of grant awards and the incurrence of grant expenditures, grant revenues are budgeted.

     Total expenditures were $3.3 billion lower than original appropriations as set forth in the annual Appropriations Act plus supplemental appropriations enacted during the fiscal year. A major cause for under-spending resulted from the overestimate of federal funds. This practice allows the State to receive the maximum federal dollars that become available. During Fiscal Year 2015, the State's appropriation of federal funds and other grants exceeded expenditures by $2.5 billion. These excess appropriations are available for use in future years. From a Fiscal Year 2015 program perspective, under-spending transpired in community development and environmental management ($857.3 million); physical and mental health ($702.7 million); economic planning, development, and security ($496.8 million); public safety and criminal justice ($444.7 million); government direction, management, and control ($325.5 million); educational, cultural, and intellectual development ($186.4 million); special government services ($180.1 million); and transportation programs ($105.4 million).

     Net Assets. The primary government's assets and deferred outflows of resources totaled $46.7 billion, an increase of $6.5 billion from the prior fiscal year. As of June 30, 2015, liabilities and deferred inflows of resources exceeded assets and deferred outflows of resources by $113.9 billion. The State's unrestricted net position, which represents net assets that have no statutory commitments and are available for discretionary use, totaled a negative $127.9 billion. The negative balance is primarily a result of the State implementing GASB Statement No. 68 and the State's recognition of other postemployment benefits under GASB Statement No. 45, Accounting and Financial Reporting by Employers for Postemployment Benefits Other than Pensions. Financing activities that have contributed to the State's negative unrestricted net position amount include liabilities from pension obligation bonds, the funding of a portion of local elementary and high school construction, and the securitization of a major portion of annual tobacco master settlement agreement receipts with no corresponding assets.

     Changes in Net Assets. The State's Fiscal Year 2015 net position decreased by $6.1 billion. Approximately 50.8 percent of the State's total revenues came from general taxes, while 29.0 percent was derived from operating grants. Charges for services amounted to 18.2 percent of total revenues, while other items such as capital grants and miscellaneous revenues accounted for the remainder. State expenses cover a range of services. The largest expense, 24.7 percent, was for educational, cultural, and intellectual development, which includes approximately $310.1 million disbursed by the New Jersey Schools Development Authority (a blended component unit) to help finance school facilities construction. Government direction, management, and control amounted to 22.7 percent of total expenses, while physical and mental health amounted to
22.4 percent. Other major expenditures focused on economic planning, development, and security and public safety and criminal justice. During Fiscal Year 2015, governmental activity expenses exceeded program revenues. This imbalance was mainly funded through $32.9 billion of general revenues (mostly taxes and transfers). The remaining $6.7 billion resulted in a decrease in net position. Offsetting the governmental net position decrease, Business-type Activities reflected a net position increase of $631.4 million as the Unemployment Compensation Fund's available resources exceeded the need to pay claims.

     Debt Administration. As of June 30, 2015, New Jersey's outstanding long-term obligations for governmental activities totaled $153.5 billion, a $9.9 billion increase over the prior fiscal year. Of the $9.9 billion increase, $8.5 billion is attributable to increases in the Net Pension Liability and Net Other Postemployment Benefits (OPEB) Obligation. Long-term bonded obligations totaled $43.2 billion, while other long-term obligations totaled $110.3 billion. In addition, the State has $4.8 billion of legislatively authorized bonding capacity that has not yet been issued. As of June 30, 2015, the legislatively authorized but unissued debt decreased by $2.3 billion. In fiscal year 2015, the State implemented GASB Statement No. 68 which required the State to record its proportionate share of the Net Pension Liability for all State retirement systems. Only fiscal year 2014 was restated. Therefore, comparisons to fiscal years 2011 to 2013 are incompatible. The State's long-term obligations for the past five fiscal years are shown below.

     Ratings. As of May 6, 2016 all outstanding general obligation bonds of the State of New Jersey were rated "A" by S&P Global Ratings a division of S&P Global, Inc. and "A2" by Moody's Investors Service, Inc. Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.

     Local Issuances. It should be noted that the creditworthiness of obligations issued by local New Jersey issuers may be unrelated to the creditworthiness of obligations issued by the State of New Jersey, and there is no obligation on the part of the state to make payment on such local obligations in the event of default.

     The foregoing information constitutes only a brief summary of some of the general factors which may impact certain issuers of bonds and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of such obligations are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of such bonds, could affect or could have an adverse impact on the financial condition of the state and various agencies and political subdivisions thereof. The sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of the bonds, the market value or marketability of such bonds or the ability of the respective issuers of such bonds to pay interest on or principal of such bonds.

     NEW YORK. The information provided below is only a brief summary of the complex factors affecting the financial situation in New York and is derived from sources that are generally available to investors and are believed to be accurate. Except where otherwise indicated, the information is based on New York's 2014-15 fiscal year running from April 1, 2014 to March 31, 2015. No independent verification has been made of the accuracy or completeness of any of the following information. It is based in part on information obtained from various state and local agencies in New York or contained in official statements for various New York municipal obligations.

     Economic Condition and Outlook. New York's real gross state product grew by 2.5% in 2014, driven by strong economic growth in New York City and its surrounding suburbs. New York added 143,000 jobs in 2014, and annual growth rate of 1.7%. Three-quarters of the job gains during the economic recovery have been concentrated in New York City and Long Island, with employment in both areas well above prerecession levels. While job growth elsewhere in New York has been weaker, the rest of the state has recovered almost all of the jobs lost during the recession. The securities industry is important to New York's economy. It generated nearly 19% of its tax revenues in the 2014-15 fiscal year. The state also benefited from more than $4.9 billion in legal settlements from financial firms, stemming from violations of New York banking and insurance laws.

     General Government Results. An operating surplus of $6.6 billion was reported in the state's general fund ("New York General Fund") for the 2014-15 fiscal year. As a result, the New York General Fund had an accumulated fund balance of $6.1 billion. The state completed its 2014-15 fiscal year with a combined governmental funds operating surplus of $6.5 billion as compared to a combined governmental funds operating surplus in the 2013-14 fiscal year of $1.2 billion. The combined operating surplus of $6.5 billion for the 2013-14 fiscal year included an operating surplus in the New York General Fund of $6.6 billion, in its "Federal Special Revenue Fund" of $3 million, in its "General Debt Service Fund" of $192 million and $355 million in other governmental funds.

     The state's financial position as of the end of 2014-15 fiscal year included a fund balance of $14.2 billion comprised of $42.1 billion of assets less liabilities of $25.6 billion and deferred inflows of resources of $2.3 billion. The governmental funds balance included a $6.1 billion accumulated New York General Fund balance.

     Overall Financial Position. In the 2014-15 fiscal year, the state reported a net position of $33.3 billion, comprised of $154.6 billion in total assets and $826 million in deferred outflows of resources, less $121.5 billion in total liabilities and $555 million in deferred inflows of resources..

     Net position reported for governmental activities increased in the 2014-15 fiscal year by $4.7 billion, increasing to $32.5 billion from $27.8 billion in the 2013-14 fiscal year. Unrestricted net position for governmental activities, the part of net position that can be used to finance day-to-day operations without constraints established by debt covenants, enabling legislation, or other legal requirements, had a deficit of $39.8 billion at the end of the 2014-15 fiscal year.

     The net position deficit in unrestricted governmental activities, which decreased by $5 billion in the 2014-15 fiscal year , exists primarily because New York has issued debt for purposes not resulting in a capital asset related to New York State governmental activities and the obligation related to other postemployment benefits ($13.6 billion). Such outstanding debt included: securitizing the New York State's future tobacco settlement receipts ($1.7 billion); eliminating the need for seasonal borrowing by the New York Local Government Assistance Corporation ($2.3 billion); and borrowing for local highway and bridge projects ($4 billion), local mass transit projects ($1.6 billion), and a wide variety of grants and other expenditures not resulting in New York State capital assets ($13.2 billion). This deficit in unrestricted net position of governmental activities can be expected to continue for as long as the State of New York continues to have obligations outstanding for purposes other than the acquisition of New York State governmental capital assets.

     The net position for business-type activities increased by $1.6 billion (191.7%) to $771 million for the 2014-15 fiscal year as compared to a deficit of $841 million in the 2013-14 fiscal year. The increase in net position for business-type activities was caused primarily by employer contributions and other revenue exceeding unemployment benefit payments for the state's "Unemployment Insurance Fund" ($1.8 billion), lottery revenues exceeding expenses, including education aid transfers ($83 million) and City University of New York Senior College operating revenues and state support exceeding operating expenses ($11 million). This was partially offset by State University of New York ("SUNY") expenses exceeding operating revenues and state support ($232 million).

     New York General Fund Budgetary Highlights. New York General Fund receipts exceeded disbursements by $5.1 billion in the 2014-15 fiscal year. The New York General Fund ended the 2014-15 fiscal year with a closing cash fund balance of $7.3 billion, which consisted of $1.8 billion in the state's rainy day reserve funds ($1.3 billion in the state's "Tax Stabilization Reserve Account" and $540 million in its "Rainy Day Reserve Account"), $74 million in its "Community Projects Fund," $21 million in its "Contingency Reserve Fund," and $5.4 billion in its "Refund Reserve Account." Total New York General Fund receipts for the year (including transfers from other funds) were approximately $67.9 billion. Total New York General Fund disbursements for the year (including transfers to other funds) were approximately $62.9 billion.

     Net operating results for the 2014-15 fiscal year were $5.2 billion more favorable than anticipated in the state's original financial plan, with net operating results in the original plan projected at $180 million. Both total receipts and total disbursements exceeded original financial plan estimates with total receipts exceeding original financial plan estimates by $5 billion and total disbursements less than original financial plan estimates by $286 million.

     Several factors contributed to higher than projected total receipts.
Actual base tax growth for the 2014-15 fiscal year finished at 4.0%, which was higher than the original financial plan estimate of 3.2%. Higher overall tax collections were primarily attributable to higher business tax collections across all components, which were particularly driven by a stronger underlying liability for the corporate franchise tax, higher audits for the bank tax, and fewer than anticipated corporate franchise tax refunds paid. Lower than projected total disbursements occurred in multiple spending categories including local assistance, state operations, and general state charges. Lower spending in these categories was partially offset by higher than projected transfers, including transfers to support capital financing needs, and transfers related to the early payment of certain fiscal year 2015-16 debt service obligations.

     Net operating results for 2014-15 fiscal year were $469 million less favorable than anticipated in the final financial plan, with net operating results in the final financial plan projected at $5.5 billion. Total receipts and disbursements were lower than the final financial plan estimates (by $794 million and $325 million, respectively). Lower than projected total receipts were primarily due to the delay of certain monetary settlement payments to the state which were expected to be received prior to March 31, 2015, partly offset by other monetary settlements received by the state which were unanticipated in the final financial plan. Lower than projected total disbursements mainly reflected lower assistance and state operations, partly off-set by higher transfer to support capital financing needs

     Capital Assets. As of the end of the 2014-15 fiscal year, the State of New York has $101.8 billion invested in a broad range of capital assets, including equipment, buildings, construction in progress, land preparation, and infrastructure, which primarily includes roads and bridges. This amount represented a net increase (including additions and deductions) of $1.4 billion over the previous year,.

     Debt Administration. There are a number of methods by which the New York may incur debt. The state has obtained long-term financing in the form of voter-approved general obligation debt (voter-approved debt) and other obligations that are authorized by legislation but not approved by the voters (non-voter-approved debt), including lease purchase and contractual obligations where New York's legal obligation to make payments is subject to and paid from annual appropriations made by the New York State legislature or from assignment of revenue in the case of tobacco settlement revenue bonds, equipment and building capital leases, and mortgage loan commitments, which represent $302 million as of the end of the 2014-15 fiscal year, do not require legislative or voter approval. Other obligations include certain bonds issued through New York public authorities, certificates of participation, and capital leases obtained through vendors. New York administers its long-term financing needs as a single portfolio of New York-supported debt that includes general obligation bonds and other obligations of both its governmental activities and business-type activities. Most of the debt reported under business-type activities, all of which was issued for capital assets used in those activities, is supported by payments from resources generated by New York's governmental activities-thus it is not expected to be repaid from resources generated by business-type activities.

     At the end of the 2014-15 fiscal year, the state had $193 million in state-supported (net) variable rate bonds outstanding and $1.9 billion in interest rate exchange agreements, in which the state issues variable rate bonds and enters into a swap agreement that effectively converts the rate to a fixed rate. At the end of the fiscal year 2014-15, variable rate bonds, net of those subject to the fixed rate swaps, were equal to 0.4% of the state-supported debt portfolio. Variable rate bonds that were converted to a synthetic fixed rate through swap agreements of $1.9 billion were equal to 4% of the total state-supported debt portfolio. At the end of the 2014-15 fiscal year, the state had $57.4 billion in bonds, notes, and other financing agreements outstanding compared with $8.3 billion in 2014, an increase of $932 million, with prior year amounts for business-type activities being restated to reflect the implementation of accounting standards. In addition, the state reported $870 million for collateralized borrowings ($430 million in governmental activities and $440 million in business-type activities) for which specific revenues have been pledged. During the 2014-15 fiscal year, the state issued $5 billion in bonds, of which $1.8 billion was for refunding and $3.2 billion was for new borrowing.

     The New York State Constitution, with exceptions for emergencies, limits the amount of general obligation bonds that can be issued to that amount approved by the voters for a single work or purpose in a general election. As of the end of the 2014-15 fiscal year, New York had $2.7 million in authorized but unissued bond capacity that can be used to issue bonds for specifically approved purposes. New York may issue short-term debt without voter approval in anticipation of the receipt of taxes and revenues or proceeds from duly authorized but not issued general obligation bonds. The state finance law, through the New York State Debt Reform Act of 2000 (the "New York Debt Reform Act"), also imposes phased-in caps on the issuance of new New York-supported debt and related debt service costs. The New York Debt Reform Act also limits the use of debt to capital works and purposes, and establishes a maximum length of term for repayment of 30 years. The New York Debt Reform Act applies to all New York-supported debt. The New York Debt Reform Act does not apply to debt issued prior to April 1, 2000 or to other obligations issued by public authorities where New York is not the direct obligor.

     Litigation. The State of New York is a defendant in numerous legal proceedings pertaining to matters incidental to the performance of routine governmental operations. Such litigation includes, but is not limited to, claims asserted against the state arising from alleged torts, alleged breaches of contracts, condemnation proceedings, and other alleged violations of state and federal laws.

     Included in the state's outstanding litigation were a number of cases challenging the legality or the adequacy of a variety of significant social welfare programs, primarily involving the state's Medicaid and mental health programs. Adverse judgments in these matters generally could result in injunctive relief coupled with prospective changes in patient care that could require substantial increased financing of the litigated programs in the future. With respect to pending and threatened litigation in the 2014-15 fiscal year, the state has reported, in the governmental activities, liabilities of $707 million, of which $536 million pertains to SUNY, for awarded and anticipated unfavorable judgments. In addition, the state has been party to other claims and litigation that its legal counsel has advised may result in possible adverse court decisions with estimated potential losses of approximately $318 million.

     Ratings. As of May 6, 2016 all outstanding general obligation bonds of the State of New York were rated "AA+" by S&P Global Ratings a division of S&P Global, Inc., and "Aa1" by Moody's Investors Service, Inc. Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.

     Local Issuances. It should be noted that the creditworthiness of obligations issued by local New York issuers may be unrelated to the creditworthiness of obligations issued by the State of New York, and there is no obligation on the part of the state to make payment on such local obligations in the event of default.

     The foregoing information constitutes only a brief summary of some of the general factors which may impact certain issuers of bonds and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of such obligations are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of such bonds, could affect or could have an adverse impact on the financial condition of the state and various agencies and political subdivisions thereof. The sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of the bonds, the market value or marketability of such bonds or the ability of the respective issuers of such bonds to pay interest on or principal of such bonds.

     ADDITIONAL DEPOSITS. Each trust agreement authorizes the sponsor to increase the size of a trust and the number of units thereof by the deposit of additional securities, or cash (including a letter of credit or the equivalent) with instructions to purchase additional securities, in such trust and the issuance of a corresponding number of additional units. In connection with these deposits, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the deposit and the purchase of the securities and because the trust will pay the associated brokerage fees and other acquisition costs.

ADMINISTRATION OF THE TRUST

     DISTRIBUTIONS TO UNITHOLDERS BY REGULATED INVESTMENT COMPANIES MAKING SEMIANNUAL/QUARTERLY DISTRIBUTIONS OR GRANTOR TRUSTS. The discussion in this section applies to all trusts other than trusts that are "regulated investment companies" for tax purposes that have monthly distribution dates. Income received by a trust is credited by the trustee to the Income Account for the trust. All other receipts are credited by the trustee to a separate Capital Account for the trust. The trustee will normally distribute any income received by a trust on each distribution date or shortly thereafter to unitholders of record on the preceding record date. A trust will also generally make required distributions or distributions to avoid imposition of tax at the end of each year if it has elected to be taxed as a "regulated investment company" for federal tax purposes. Unitholders will receive an amount substantially equal to their pro rata share of the available balance of the Income Account of the related trust. All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends received may be used to pay expenses. In addition, excess amounts from the Capital Account of a trust, if any, will be distributed on each distribution date or shortly thereafter to unitholders of record on the preceding record date, provided that the trustee is not required to make a distribution from the Capital Account unless the amount available for distribution is at least $1.00 per 100 units. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. Notwithstanding the foregoing, if a trust is designed to be a grantor trust for tax purposes, the trustee is not required to make a distribution from the Income Account or the Capital Account unless the total cash held for distribution equals at least 0.1% of the trust's net asset value as determined under the trust agreement, provided that the trustee is required to distribute the balance of the Income Account and Capital Account on the distribution date occurring in December of each year. The trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds).

     The distribution to the unitholders of a trust as of each record date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to the unitholders' pro rata share of the available balance of the Income Account of the trust after deducting estimated expenses. Because dividends are not received by a trust at a constant rate throughout the year, such distributions to unitholders are expected to fluctuate.

     DISTRIBUTIONS TO UNITHOLDERS BY REGULATED INVESTMENT COMPANIES MAKING MONTHLY DISTRIBUTIONS. The discussion in this section applies if your trust is a "regulated investment company" that has monthly distribution dates. Income received by a trust is credited by the trustee to the Income Account for the trust. All other receipts are credited by the trustee to a separate Capital Account for the trust. The trustee will normally distribute income received by a trust on each distribution date or shortly thereafter to unitholders of record on the preceding record date. The trust generally pays distributions from its Income Account (pro-rated on an annual basis) along with any excess balance from the Capital Account on each monthly distribution date to unitholders of record on the preceding record date as described in greater detail below. All distributions will be net of applicable expenses. The amount of your distributions will vary from time to time as companies change their dividends or trust expenses change. The trust will also generally make required distributions or distributions to avoid imposition of tax at the end of each year if it has elected to be taxed as a "regulated investment company" for federal tax purposes. Excess amounts from the Capital Account of a trust, if any, will be distributed at least annually to the unitholders then of record. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. The trustee shall not be required to make a distribution from the Capital Account unless the cash balance on deposit therein available for distribution shall be sufficient to distribute at least $1.00 per 100 units. The trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds).

     The distribution to the unitholders as of each record date will be made on the following distribution date or shortly thereafter. When the trust receives dividends from a portfolio security, the trustee credits the dividends to the trust's accounts. In an effort to make relatively regular income distributions, the trust's distribution from the Income Account on each distribution date to each unitholder is equal to such unitholder's pro rata share of the cash balance in the Income Account calculated on the basis of a fraction (the numerator of which is one and the denominator of which is the total number of distribution dates per year) of the estimated annual income to the trust for the ensuing twelve months computed as of the close of business on the record date immediately preceding such distribution after deduction of (1) the fees and expenses then deductible pursuant to the trust agreement and (2) the trustee's estimate of other expenses properly chargeable to the Income Account pursuant to the trust agreement which have accrued as of such record date or are otherwise properly attributable to the period to which such distribution relates. Because the trust does not receive dividends from the portfolio securities at a constant rate throughout the year, the trust's income distributions to unitholders may be more or less than the amount credited to the trust accounts as of the record date. In the event that the amount on deposit in the Income Account is not sufficient for the payment of the amount intended to be distributed to unitholders on the basis of the computation described above, the trustee is authorized to advance its own funds and cause to be deposited in and credited to the Income Account such amounts as may be required to permit payment of the related distribution to be made as described above. In such an event, the trustee shall be entitled to be reimbursed, without interest, out of income payments received by the trust subsequent to the date of such advance. Any such advance shall be reflected in the Income Account until repaid.

     GENERAL. Persons who purchase units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of units, and thereby a unitholder of record, on the date of settlement provided payment has been received. Notification to the trustee of the transfer of units is the responsibility of the purchaser, but in the normal course of business the selling broker-dealer provides such notice.

     The trustee will periodically deduct from the Income Account of a trust and, to the extent funds are not sufficient therein, from the Capital Account of the trust amounts necessary to pay the expenses of the trust. The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a trust.
Amounts so withdrawn shall not be considered a part of the related trust's assets until such time as the trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the trustee may withdraw from the Income and Capital Accounts of a trust such amounts as may be necessary to cover redemptions of units.

     STATEMENTS TO UNITHOLDERS. With each distribution, the trustee will furnish to each unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

     The accounts of a trust are required to be audited annually, at the related trust's expense, by independent public accountants designated by the sponsor, unless the sponsor determines that such an audit is not required. The accountants' report for any audit will be furnished by the trustee to any unitholder upon written request. Within a reasonable period of time after the end of each calendar year, the trustee shall furnish to each person who at any time during the calendar year was a unitholder of a trust a statement, covering the calendar year, setting forth for the trust:

     (A)  As to the Income Account:

          (1) the amount of income received on the securities (including income received as a portion of the proceeds of any disposition of securities);

          (2) the amounts paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the applicable trust agreement, if any, and for redemptions;

          (3) the deductions, if any, from the Income Account for payment into the Reserve Account;

          (4) the deductions for applicable taxes and fees and expenses of the trustee, the sponsor, the evaluator, the supervisor, counsel, auditors and any other expenses paid by the trust;

          (5) the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the applicable trust agreement, if any;

          (6) the deductions for payment of the sponsor's expenses of maintaining the registration of the trust units, if any;

          (7)  the aggregate distributions to unitholders; and

          (8) the balance remaining after such deductions and distributions, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year;

     (B)  As to the Capital Account:

          (1) the net proceeds received due to sale, maturity, redemption, liquidation or disposition of any of the securities, excluding any portion thereof credited to the Income Account;

          (2) the amount paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the applicable trust agreement, if any, and for redemptions;

          (3) the deductions, if any, from the Capital Account for payments into the Reserve Account;

          (4) the deductions for payment of applicable taxes and fees and expenses of the trustee, the sponsor, the evaluator, the supervisor, counsel, auditors and any other expenses paid by the trust;

          (5) the deductions for payment of the sponsor's expenses of organizing the trust;

          (6) the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the trust agreement, if any;

          (7) the deductions for payment of deferred sales charge and creation and development fee, if any;

          (8) the deductions for payment of the sponsor's expenses of maintaining the registration of the trust units, if any;

          (9)  the aggregate distributions to unitholders; and

          (10) the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year; and

     (C)  the following information:

          (1) a list of the securities held as of the last business day of such calendar year and a list which identifies all securities sold or other securities acquired during such calendar year, if any;

          (2) the number of units outstanding on the last business day of such calendar year;

          (3) the unit value based on the last trust evaluation of such trust made during such calendar year; and

          (4) the amounts actually distributed during such calendar year from the Income and Capital Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for such distributions.

     RIGHTS OF UNITHOLDERS. The death or incapacity of any unitholder will not operate to terminate a trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of the trust, nor otherwise affect the rights, obligations and liabilities of the parties to the applicable trust agreement. By purchasing units of a trust, each unitholder expressly waives any right he may have under any rule of law, or the provisions of any statute, or otherwise, to require the trustee at any time to account, in any manner other than as expressly provided in the applicable trust agreement, in respect of the portfolio securities or moneys from time to time received, held and applied by the trustee under the trust agreement. No unitholder shall have the right to control the operation and management of a trust in any manner, except to vote with respect to the amendment of the related trust agreement or termination of the trust.

     AMENDMENT. Each trust agreement may be amended from time to time by the sponsor and trustee or their respective successors, without the consent of any of the unitholders, (i) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent with any other provision contained in the trust agreement, (ii) to change provision required by the Security Exchange Commission or any successor governmental agency and (iii) to make such other provision in regard to matters or questions arising under the trust agreement as shall not materially adversely affect the interests of the unitholders or (iv) to make such amendments as may be necessary (a) for a trust to continue to qualify as a "regulated investment company" (a "RIC") for federal income tax purposes if the trust has elected to be taxed as such under the United States Internal Revenue Code of 1986, or (b) to prevent a trust from being deemed an association taxable as a corporation for federal income tax purposes if the trust has not elected to be taxed as a RIC under the United States Internal Revenue Code of 1986. A trust agreement may not be amended, however, without the consent of all unitholders of the related trust then outstanding, so as (1) to permit, except in accordance with the terms and conditions thereof, the acquisition hereunder of any securities other than those specified in the schedules to the trust agreement or (2) to reduce the percentage of units the holders of which are required to consent to certain of such amendments. A trust agreement may not be amended so as to reduce the interest in the trust represented by units without the consent of all affected unitholders.

     Except for the amendments, changes or modifications described above, neither the sponsor nor the trustee may consent to any other amendment, change or modification of a trust agreement without the giving of notice and the obtaining of the approval or consent of unitholders representing at least 66 2/3% of the units then outstanding of the affected trust. No amendment may reduce the aggregate percentage of units the holders of which are required to consent to any amendment, change or modification of a trust agreement without the consent of the unitholders of all of the units then outstanding of the affected trust and in no event may any amendment be made which would (1) alter the rights to the unitholders of the trust as against each other, (2) provide the trustee with the power to engage in business or investment activities other than as specifically provided in the trust agreement, (3) adversely affect the tax status of the related trust for federal income tax purposes or result in the units being deemed to be sold or exchanged for federal income tax purposes or (4) unless a trust has elected to be taxed as a regulated investment company for federal income tax purposes, result in a variation of the investment of unitholders in the trust. The trustee will notify unitholders of a trust of the substance of any such amendment to the trust agreement for such trust.

     TERMINATION. Each trust agreement provides that the related trust shall terminate upon the maturity, liquidation, redemption, sale or other disposition of the last of the securities held in the trust but in no event is it to continue beyond the trust's mandatory termination date. If the value of a trust shall be less than 40% of the total value of securities deposited in the trust during the initial offering period, the trustee may, in its discretion, and shall, when so directed by the sponsor, terminate the trust. A trust may be terminated at any time by the holders of units representing 66 2/3% of the units thereof then outstanding. A trust will be liquidated by the trustee in the event that a sufficient number of units of the trust not yet sold are tendered for redemption by the sponsor, so that the net worth of the trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the trust. If a trust is liquidated because of the redemption of unsold units by the sponsor, the sponsor will refund to each purchaser of units of the trust the entire sales charge paid by such purchaser.

     Beginning nine business days prior to, but no later than, the scheduled termination date described in the prospectus for a trust, the trustee may begin to sell all of the remaining underlying securities on behalf of unitholders in connection with the termination of the trust. The sponsor may assist the trustee in these sales and receive compensation to the extent permitted by applicable law. The sale proceeds will be net of any incidental expenses involved in the sales.

     The sponsor will generally instruct the trustee to sell the securities as quickly as practicable during the termination proceedings without in its judgment materially adversely affecting the market price of the securities, but it is expected that all of the securities will in any event be disposed of within a reasonable time after a trust's termination. The sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the securities being sold. The liquidity of any security depends on the daily trading volume of the security and the amount that the sponsor has available for sale on any particular day. Of course, no assurances can be given that the market value of the securities will not be adversely affected during the termination proceedings.

     Not less than thirty days prior to termination of a trust, the trustee will notify unitholders thereof of the termination and provide a form allowing qualifying unitholders to elect an in kind distribution, if applicable. If applicable, a unitholder who owns the minimum number of units described in the prospectus may request an in kind distribution from the trustee instead of cash.

The trustee will make an in kind distribution through the distribution of each of the securities of a trust in book entry form to the account of the unitholder's bank or broker-dealer at Depository Trust Company. The unitholder will be entitled to receive whole shares of each of the securities comprising the portfolio of the related trust and cash from the Capital Account equal to the fractional shares to which the unitholder is entitled. The trustee may adjust the number of shares of any security included in a unitholder's in kind distribution to facilitate the distribution of whole shares. The sponsor may terminate the in kind distribution option at any time upon sixty days notice to the unitholders. Special federal income tax consequences will result if a unitholder requests an in kind distribution.

     Within a reasonable period after termination, the trustee will sell any securities remaining in a trust not segregated for in kind distribution. After paying all expenses and charges incurred by a trust, the trustee will distribute to unitholders thereof their pro rata share of the balances remaining in the Income and Capital Accounts of the trust.

     The sponsor may, but is not obligated to, offer for sale units of a subsequent series of a trust at approximately the time of the mandatory termination date. If the sponsor does offer such units for sale, unitholders may be given the opportunity to purchase such units at a public offering price that includes a reduced sales charge. There is, however, no assurance that units of any new series of a trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all unitholders.

     THE TRUSTEE. The trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, (800) 848-6468. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     Under each trust agreement, the trustee or any successor trustee may resign and be discharged of the trust created by the trust agreement by executing an instrument in writing and filing the same with the sponsor. If the trustee merges or is consolidated with another entity, the resulting entity shall be the successor trustee without the execution or filing of any paper instrument or further act.

     The trustee or successor trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. In case at any time the trustee shall not meet the requirements set forth in the trust agreement, or shall become incapable of acting, or if a court having jurisdiction in the premises shall enter a decree or order for relief in respect of the trustee in an involuntary case, or the trustee shall commence a voluntary case, under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or any receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) for the trustee or for any substantial part of its property shall be appointed, or the trustee shall generally fail to pay its debts as they become due, or shall fail to meet such written standards for the trustee's performance as shall be established from time to time by the sponsor, or if the sponsor determines in good faith that there has occurred either (1) a material deterioration in the creditworthiness of the trustee or (2) one or more grossly negligent acts on the part of the trustee with respect to a trust, the sponsor, upon sixty days' prior written notice, may remove the trustee and appoint a successor trustee by written instrument, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee. Notice of such removal and appointment shall be mailed to each unitholder by the successor trustee. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

     THE SPONSOR. The sponsor of each trust is Advisors Asset Management, Inc. The sponsor is a broker-dealer specializing in providing services to broker-dealers, registered representatives, investment advisers and other financial professionals. The sponsor's headquarters are located at 18925 Base Camp Road, Monument, Colorado 80132. You can contact the Advisors Asset Management unit investment trust division at 8100 East 22nd Street North, Building 800, Suite 102, Wichita, Kansas 67226 or by using the contacts listed on the back cover of the prospectus. The sponsor is a registered broker-dealer and investment adviser and a member of the Financial Industry Authority, Inc. (FINRA) and the Securities Investor Protection Corporation (SIPC), and a registrant of the Municipal Securities Rulemaking Board (MSRB).

     Under each trust agreement, the sponsor may resign and be discharged of the trust created by the trust agreement by executing an instrument in writing and filing the same with the trustee. If the sponsor merges or is consolidated with another entity, the resulting entity shall be the successor sponsor without the execution or filing of any paper instrument or further act.

     If at any time the sponsor shall resign or fail to undertake or perform any of the duties which by the terms of a trust agreement are required by it to be undertaken or performed, or the sponsor shall become incapable of acting or shall be adjudged a bankrupt or insolvent, or a receiver of the sponsor or of its property shall be appointed, or any public officer shall take charge or control of the sponsor or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then the trustee may (a) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, (b) terminate the trust agreement and liquidate the related trust as provided therein, or (c) continue to act as trustee without appointing a successor sponsor and receive additional compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission.

     THE EVALUATOR AND SUPERVISOR. Advisors Asset Management, Inc., the sponsor, also serves as evaluator and supervisor. The evaluator and supervisor may resign or be removed by the sponsor and trustee in which event the sponsor or trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the evaluator no successor has accepted appointment within thirty days after notice of resignation, the evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such resignation or removal and appointment shall be delivered by the trustee to each unitholder.

     LIMITATIONS ON LIABILITY. The sponsor, evaluator, and supervisor are liable for the performance of their obligations arising from their responsibilities under the trust agreement but will be under no liability to any trust or unitholders for taking any action or refraining from any action in good faith pursuant to the trust agreement or for errors in judgment, or for depreciation or loss incurred by reason of the purchase or sale of securities, provided, however, that such parties will not be protected against any liability to which they would otherwise be subjected by reason of their own willful misfeasance, bad faith or gross negligence in the performance of their duties or its reckless disregard for their duties under the trust agreement. Each trust will indemnify, defend and hold harmless each of the sponsor, supervisor and evaluator from and against any loss, liability or expense incurred in acting in such capacity (including the cost and expenses of the defense against such loss, liability or expense) other than by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the applicable trust agreement. Such parties are not under any obligation to appear in, prosecute or defend any legal action which in their opinion may involve them in any expense or liability. The trustee will be indemnified by each trust and held harmless against any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with the acceptance or administration of the trust, including the costs and expenses (including counsel fees) of defending itself against any claim of liability in the premises.

     The trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, nor shall the trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the trustee of any securities. In the event that the sponsor shall fail to act, the trustee may act and shall not be liable for any such action taken by it in good faith. The trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the trust agreement contains other customary provisions limiting the liability of the trustee.

     EXPENSES OF THE TRUST. The sponsor may receive a fee from your trust for creating and developing the trust, including determining the trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The amount of this "creation and development fee" is set forth in the prospectus. The trustee will deduct this amount from your trust's assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of units before the close of the initial public offering period.

     For services performed under a trust's trust agreement the trustee shall be paid a fee at an annual rate in the amount per unit set forth in such trust agreement. The trustee shall charge a pro rated portion of its annual fee at the times specified in such trust agreement, which pro rated portion shall be calculated on the basis of the largest number of units in such trust at any time during the primary offering period. After the primary offering period has terminated, the fee shall accrue daily and be based on the number of units outstanding on the first business day of each calendar year in which the fee is calculated or the number of units outstanding at the end of the primary offering period, as appropriate. The annual trustee fee shall be prorated for any calendar year in which the trustee provides services during less than the whole of such year. The trustee may from time to time adjust its compensation as set forth above provided that total adjustment upward does not, at the time of such adjustment, exceed the percentage of the total increase in consumer prices for services as measured by the United States Department of Labor Consumer Price Index entitled "All Services Less Rent of Shelter" or similar index, if such index should no longer be published. The consent or concurrence of any unitholder shall not be required for any such adjustment or increase. Such compensation shall be calculated and paid in installments by the trustee against the Income and Capital Accounts of each trust; provided, however, that such compensation shall be deemed to provide only for the usual, normal and proper functions undertaken as trustee pursuant to the trust agreement. The trustee shall also charge the Income and Capital Accounts of each trust for any and all expenses and disbursements incurred as provided in the trust agreement.

     As compensation for portfolio supervisory services in its capacity as supervisor, evaluation services in its capacity as evaluator and for providing bookkeeping and other administrative services of a character described in
Section 26(a)(2)(C) of the Investment Company Act of 1940, as amended, the sponsor shall be paid an annual fee in the amount per unit set forth in the trust agreement for a trust. The sponsor shall receive a pro rated portion of its annual fee from the trustee upon receipt of an invoice by the trustee from the sponsor, upon which, as to the cost incurred by the sponsor of providing such services the trustee may rely. Such fee shall be calculated on the basis of the largest number of units in such trust at any time during the primary offering period. After the primary offering period has terminated, the fee shall accrue daily and be based on the number of units outstanding on the first business day of each calendar year in which the fee is calculated or the number of units outstanding at the end of the primary offering period, as appropriate. Such annual fee shall be pro rated for any calendar year in which the sponsor provides services during less than the whole of such year, but in no event shall such compensation when combined with all compensation received from a trust for providing such services in any calendar year exceed the aggregate cost to the sponsor for providing such services, in the aggregate. Such compensation may, from time to time, be adjusted provided that the total adjustment upward does not, at the time of such adjustment, exceed the percentage of the total increase in consumer prices for services as measured by the United States Department of Labor Consumer Price Index entitled "All Services Less Rent of Shelter" or similar index, if such index should no longer be published. The consent or concurrence of any unitholder shall not be required for any such adjustment or increase. Such compensation shall be charged against the Income and/or Capital Accounts of a trust.

     The following additional charges are or may be incurred by a trust in addition to any other fees, expenses or charges described in the prospectus:
(a) fees for the trustee's extraordinary services; (b) expenses of the trustee (including legal and auditing expenses and reimbursement of the cost of advances to the trust for payment of expenses and distributions, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (c) various governmental charges;
(d) expenses and costs of any action taken by the trustee to protect the trust or the rights and interests of the unitholders; (e) indemnification of the trustee for any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part arising out of or in connection with the acceptance or administration of the trust; (f) indemnification of the sponsor for any loss, liability or expense incurred in acting in that capacity other than by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or its reckless disregard of its obligations and duties under the trust agreement; (g) indemnification of the supervisor for any loss, liability or expense incurred in acting as supervisor of the trust other than by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the trust agreement; (h) indemnification of the evaluator for any loss, liability or expense incurred in acting as evaluator of the trust other than by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the trust agreement; (i) expenditures incurred in contacting unitholders upon termination of the trust; and (j) license fees for the right to use trademarks and trade names, intellectual property rights or for the use of databases and research owned by third party licensors. The sponsor is authorized to obtain from Mutual Fund Quotation Service (or similar service operated by The Nasdaq Stock Market, Inc. or its successor) a unit investment trust ticker symbol for each trust and to contract for the dissemination of the unit prices through that service. A trust will bear any cost or expense incurred in connection with the obtaining of the ticker symbol and the dissemination of unit prices. A trust may pay the costs of updating its registration statement each year. All fees and expenses are payable out of a trust and, when owing to the trustee, are secured by a lien on the trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the trust, the trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders.

     Each trust will pay the costs of organizing the trust. These costs may include, but are not limited to, the cost of the initial preparation and typesetting of the registration statement, prospectuses (including preliminary prospectuses), the trust agreement and other documents relating to the applicable trust, Securities and Exchange Commission and state blue sky registration fees, the costs of the initial valuation of the portfolio and audit of a trust, the costs of a portfolio consultant, if any, one-time license fees, if any, the initial fees and expenses of the trustee, and legal and other out-of-pocket expenses related thereto but not including the expenses incurred in the printing of prospectuses (including preliminary prospectuses), expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses. A trust will sell securities to reimburse the sponsor for these costs at the end of the initial offering period or after six months, if earlier. The value of the units will decline when a trust pays these costs.

     PORTFOLIO TRANSACTIONS AND BROKERAGE ALLOCATION. When a trust sells securities, the composition and diversity of the securities in the trust may be altered. In order to obtain the best price for a trust, it may be necessary for the sponsor to specify minimum amounts in which blocks of securities are to be sold. In effecting purchases and sales of a trust's portfolio securities, the sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including the sponsor or brokers which may be affiliated with the trust, the sponsor, the trustee or dealers participating in the offering of units.

                       CONTENTS OF REGISTRATION STATEMENT

     This Amendment to the Registration Statement comprises the following:
          The facing sheet
          The prospectus and information supplement
          The signatures
          The consents of evaluator, independent auditors and legal counsel

The following exhibits:

1.1    Trust Agreement.

1.1.1  Standard Terms and Conditions of Trust.  Reference is made to
       Exhibit 1.1.1 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 1670 (File No. 333-210025) as filed on May 6, 2016.

1.2 Certificate of Amendment of Certificate of Incorporation and Certificate of Merger of Advisors Asset Management, Inc. Reference is made to
       Exhibit 1.2 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 647 (File No. 333-171079) as filed on January 6, 2011.

1.3    Bylaws of Advisors Asset Management, Inc.  Reference is made to
       Exhibit 1.3 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 647 (File No. 333-171079) as filed on January 6, 2011.

1.5 Form of Dealer Agreement. Reference is made to Exhibit 1.5 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 262 (File No. 333-150575) as filed of June 17, 2008.

2.2 Form of Code of Ethics. Reference is made to Exhibit 2.2 to the Registration Statement on Form S-6 for Advisor's Disciplined Trust 73 (File No. 333-131959) as filed on March 16, 2006.

3.1 Opinion and consent of counsel as to legality of securities being registered.

3.3    Opinion of counsel as to the Trustee and the Trusts.

4.1    Consent of initial evaluator.

4.2    Consent of independent registered public accounting firm.

6.1 Directors and Officers of Advisors Asset Management, Inc. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 1539 (File No. 333-206376) as filed on November 17, 2015.

7.1 Power of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 1485
       (File No. 333-203629) as filed on May 15, 2015.

                                   SIGNATURES

     The Registrant, Advisors Disciplined Trust 1690, hereby identifies Matrix Unit Trust, Series 1, Series 2, Series 3, Series 4, Series 5 and Series 8; Advisor's Disciplined Trust, Series 10, Series 11 and Series 13; Advisor's Disciplined Trust 23 and 40; and Advisors Disciplined Trust 256, 318, 404, 459, 460, 518, 533, 544, 560, 588, 595, 610, 625, 677, 678, 699, 731, 782, 785, 803,
814, 820, 830, 834, 833, 839, 847, 854, 855, 862, 863, 867, 879, 880, 888, 891,
897, 901, 910, 911, 931, 932, 936, 938, 949, 952, 967, 980, 981, 982, 990, 1000,
1006, 1015, 1049,  1102, 1146, 1198, 1258, 1309, 1341, 1516 and 1609 for
purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3) that it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Advisors Disciplined Trust 1690 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wichita and State of Kansas on July 15, 2016.


                                ADVISORS DISCIPLINED TRUST 1690

                                By ADVISORS ASSET MANAGEMENT, INC., DEPOSITOR


                                By:     /s/ ALEX R. MEITZNER
                                   -----------------------------
                                           Alex R. Meitzner
                                        Senior Vice President


     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on July 15, 2016 by the following persons in the capacities indicated.

  SIGNATURE                     TITLE

Scott I. Colyer            Director of Advisors Asset  )
                           Management, Inc.            )

Lisa A. Colyer             Director of Advisors Asset  )
                           Management, Inc.            )

James R. Costas            Director of Advisors Asset  )
                           Management, Inc.            )

Christopher T. Genovese    Director of Advisors Asset  )
                           Management, Inc.            )

Randy J. Pegg              Director of Advisors Asset  )
                           Management, Inc.            )

R. Scott Roberg            Director of Advisors Asset  )
                           Management, Inc.            )

Jack Simkin                Director of Advisors Asset  )
                           Management, Inc.            )

Andrew Williams            Director of Advisors Asset  )
                           Management, Inc.            )

Bart P. Daniel             Director of Advisors Asset  )
                           Management, Inc.            )



                                         By     /s/ ALEX R MEITZNER
                                           -----------------------------
                                                 Alex R. Meitzner
                                                 Attorney-in-Fact*















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     *An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference as Exhibit 7.1.